Exhibit 2.1

EXECUTION COPY

DATED 30 July 2015

(1) GREGORY FAMILY OFFICE LIMITED

- and -

(2) MICHAEL GREGORY

- and -

(3) GWW UK HOLDINGS LIMITED

- and -

(4) W.W. GRAINGER, INC.

AGREEMENT

relating to

the sale and purchase of the entire issued share

capital of Cromwell Group (Holdings) Limited

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1

2.	SALE AND PURCHASE OF SHARES	21

3.	CONSIDERATION	21

4.	EXCLUDED ASSETS	25

5.	PRE-COMPLETION MATTERS	25

6.	COMPLETION	30

7.	WARRANTIES	31

8.	SELLER LIMITATIONS	32

9.	INDEMNITIES AND PENSIONS LIABILITIES	32

10.	RESTRICTIVE COVENANTS	34

11.	DIRECTORS AND SELECT EMPLOYEES	35

12.	CONFIDENTIALITY AND ANNOUNCEMENTS	35

13.	POST-COMPLETION	36

14.	SELLER GUARANTEE AND INDEMNITY	37

15.	PURCHASER GUARANTEE AND INDEMNITY	39

16.	EFFECT OF TERMINATION	40

17.	ASSIGNMENT AND SUCCESSORS	41

18.	THIRD PARTY RIGHTS	42

19.	COSTS AND EXPENSES	43

20.	PAYMENTS	43

21.	FURTHER ASSURANCE	44

22.	ENTIRE AGREEMENT	44

23.	EFFECT OF COMPLETION	45

24.	SEVERANCE	45

25.	VARIATION	45

26.	WAIVER AND CUMULATIVE REMEDIES	45

27.	COUNTERPARTS	46

28.	NOTICES	46

29.	AGENT FOR SERVICE	49

30.	GOVERNING LAW AND JURISDICTION	49

SCHEDULE 1: WARRANTED INFORMATION		50

	Part 1: The Company	51
	Part 2: The Subsidiaries	52
	Part 3: Freehold Property	99
	Part 4: Leasehold Property	101

THIS AGREEMENT is made on 30 July 2015

BETWEEN:

(1)                                 GREGORY FAMILY OFFICE LIMITED a company incorporated and registered in England and Wales with number 09473311 which has its registered office at Mayfield & Co, 2 Merus Court, Meridian Business Park, Leicester, LE19 1RJ (the “Seller”);

(2)                                 MICHAEL GREGORY of 4 Ryschbachstrasse, Zweisimmen 3770, Switzerland (the “Seller’s Guarantor”);

(3)                                 GWW UK HOLDINGS LIMITED, a company incorporated and registered in England and Wales with number 09639826 which has its registered office at c/o TMF Group, 5th Floor, 6 St Andrew Street, London, United Kingdom, EC4A 3AE (“Purchaser”); and

(4)                                 W.W. GRAINGER, INC., a company incorporated in the State of Illinois, United States of America which has its principal executive offices at 100 Grainger Parkway, Lake Forest, IL 60045, United States of America (“Purchaser’s Guarantor”).

BACKGROUND:

A                                       Cromwell Group (Holdings) Limited (“Company”) is a private company limited by shares.  Further information relating to the Company and its Subsidiaries is set out in parts 1 and 2 of schedule 1.

B                                       The Seller is the beneficial owner of the Shares. The legal title to the Shares is currently registered in the name of the Trustees and the Seller’s Guarantor, although beneficial title to the Shares has been transferred to the Seller on 29 July 2015.

C                                       The Seller has agreed to sell and the Purchaser has agreed to purchase the Shares on the terms set out in this agreement.

D                                       The Seller’s Guarantor holds 40,000,000 preference shares in the capital of the Seller and has agreed to guarantee the obligations of the Seller under this agreement.

E                                        The Purchaser’s Guarantor is the ultimate parent company of the Purchaser and has agreed to guarantee certain of the obligations of the Purchaser under this agreement.

IT IS AGREED:

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               In this agreement:

“2014 Tax Returns” means the corporation tax returns and computations of the Group Companies (or the equivalent returns and computations for those Group Companies not incorporated in the United Kingdom) for the accounting periods ended on the Accounts Date;

“ABC Diligence Questionnaires” means the anti-bribery and corruption due diligence questionnaires in the Agreed Form;

“ABC Indemnity” means the indemnity given by the Seller in clause 9.1.5;

“ABC Indemnity Claim” means a claim by the Purchaser under clause 9.1.5;

“Accounting Standards” means generally accepted accounting principles in the United Kingdom including all Statements of Standard Accounting Practice, Financial Reporting Standards, Statements of Recommended Practice and abstracts of the Urgent Issues Task Force issued or adopted by the Financial Reporting Council Limited, any other requirement of a United Kingdom accounting body having mandatory effect and other generally accepted accounting principles and practices in the United Kingdom and extant at Completion but excluding international financial reporting standards;

“Accounts” means the audited financial statements of each Group Company as at and for the financial period ended on the Relevant Accounts Date, comprising its balance sheet, profit and loss account and other statements and all attached notes and reports and, in the case of the Company only, the consolidated balance sheet, consolidated profit and loss account and other statements of the Group and all attached notes and reports;

“Accounts Date” means 31 August 2014;

“Acquired Company” means, collectively, the Company and the Subsidiaries;

“Acquisition” means the proposed acquisition of the Shares by the Purchaser on the terms of this agreement;

“Acquisition Dispute” means any dispute or claim arising out of or in connection with this agreement, its subject matter or formation (including any non-contractual dispute or claim);

“Acquisition Documents” means this agreement, the Disclosure Letter, the Agreed Form documents and any other documents to be delivered on Completion;

“Adjudication” means the adjudication sought in the SD Application, being that the share for share exchange specified in Step 3 of the PwC Steps Paper is exempt from stamp duty;

“Affiliate” (including, with a correlative meaning, “affiliated”) means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the specified Person.  For purposes of this definition, the term “control” (including with correlative meanings, “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise;

“Aggregate Cash Bonus Amount” means £5,625,900, being the aggregate gross amount (including any Tax and employers national insurance contributions) of the cash bonuses to be paid to certain employees of the Group Companies;

“Agreed Form”, in relation to a document, means the form approved and for identification purposes initialled by (or on behalf of) the Seller and the Purchaser (with such modifications as may be agreed between the Seller and the Purchaser following the date of this agreement);

“Alternate Transaction” means any (i) direct or indirect acquisition or purchase of any shares or equity interest in the Company or any of its subsidiaries, (ii) merger, takeover, consolidation, business combination or similar transaction involving the Company or any of its subsidiaries, (iii) sale of all or any portion of the assets or business of the Company or any of its subsidiaries (other than sales of the Company’s or such subsidiaries’ assets in the ordinary course of business consistent with past practice), (iv) reorganization, recapitalization, reclassification, joint venture or other similar transaction involving the Company or any of its subsidiaries, (v) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or any of its subsidiaries or the deduction or payment of an extraordinary dividend (whether in cash or other property) by the Company or any of its subsidiaries (other than a Permitted Dividend) or (vi) any other transaction similar in form or effect to the foregoing involving the Company or any of its subsidiaries, in each case, other than such a transaction with the Purchaser or any member of the Purchaser Group.  Any agreement, arrangement or understanding entered into with the intent or effect of delaying, terminating, preventing or affecting negatively the consummation of this agreement will also be deemed to constitute an Alternate Transaction;

“Annotated Data Room Index” means the annotated index of the Seller’s Data Room in the Agreed Form;

“Anti-Corruption Laws” means all applicable local and international anti-bribery and anti-corruption laws and codes of practice having legally binding effect (including any which have extra-territorial effect) including, but not limited to, the U.K. Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act 1977, but only to the extent applicable to the Group Companies up to Completion (and not by reason of becoming a subsidiary of the Purchaser);

“Asbestos Legislation” means the Control of Asbestos Regulations 2012 or any other legislation or statutory guidance having legally binding effect which has as its purpose or effect the identification and management of asbestos in non-domestic premises but only to the extent applicable to the Group Companies up to Completion (and not by reason of becoming a subsidiary of the Purchaser);

“Authority” means any supra-national, national or sub-national authority, commission, department, agency, regulator, government or administrative or regulatory body, court, tribunal or arbitrator having jurisdiction over or in respect of the Group Companies but only to the extent applicable to the Group Companies up to Completion (and not by reason of becoming a subsidiary of the Purchaser);

“Business” means any business carried on by the Group Companies as at the Completion Date or during the period of 12 months ending on the Completion Date (other than the business carried on by Mediwell, being the assembly, sale and maintenance of high-technology vending machines (known as Medi 365) for the provision of primary or secondary health care services);

“Business Day” means a day other than a Saturday or Sunday on which banks are open for general business in London and Chicago;

“Capped Non-UK Cash Amount” means an amount calculated as follows:

where:

BS means the Non-UK Balance Sheet Cash Amount;

TC means the Non-UK Target Cash Amount; and

CC means any Non-UK Cash for which a process to transfer such Non-UK Cash to any Group Company incorporated in England and Wales has been initiated and:

(i) no action has been be taken by the relevant Group Company to prevent, delay or reverse the transfer of such Non-UK Cash; and

(ii) the relevant Group Company is not aware of any reason or circumstance whereby such Cash would not be received by the relevant Group Company incorporated in England and Wales;

“Capped UK Cash Amount” means an amount calculated as follows:

where:

BS means the UK Balance Sheet Cash Amount; and

TC means the UK Target Cash Amount;

“Cash” means the aggregate amount of cash (being UK Cash and Non-UK Cash) as at the Effective Time as stated in the Completion Statements, whether in hand or at bank or in transit (together with accrued interest) held by or on behalf of all Group Companies (including without limitation all uncleared lodgements and any unpresented cheques received prior to the Effective Time and deducting any unpresented cheques, direct debits, wire transfers or standing orders paid or written by the Group Companies prior to the Effective Time) derived from the books and records of the Group Companies, (including amounts held on term deposit where there may be a penalty for early withdrawal but excluding amounts held in deposit as security for the obligations of a Group Company or other Persons). For the avoidance of doubt, any unpresented cheques written in favour of creditors or payments made by direct debit, wire transfer or standing order as at the Effective Time shall be deducted from the relevant liability as at the Effective Time and any uncleared lodgements or unpresented cheques received prior to the Effective Time shall reduce the relevant debtor balance as at the Effective Time;

“Claims Escrow Amount” means initially the sum of £30,000,000 (thirty million pounds) and then, after payment of such sum into the Claims Escrow Account, the amount held in the Claims Escrow Account from time to time including any sums credited for interest;

“Claims Escrow Account” means an interest bearing deposit account with Lloyds Bank plc in the joint names of the Claims Escrow Agents;

“Claims Escrow Account Agents” means the Purchaser’s Lawyers and the Seller’s Lawyers;

“Claims Escrow Account Agreement” means the agreement between the Purchaser, the Purchaser’s Guarantor, the Seller, the Seller’s Guarantor and the Escrow Agents in relation to the Escrow Account in the Agreed Form;

“Claims Escrow Release Date” means 31 March 2017;

“Competing Business” means any business which competes with the Business;

“Completion” means completion of the sale and purchase of the Shares in accordance with this agreement;

“Completion Date” means:

(a)                                                         1 September 2015;

(b)                                                         or, if Completion is postponed in accordance with clause 5.6.2, the date determined in accordance with clause 5.6.2; or

(c)                                                          such other date as may be agreed in writing between the Seller and the Purchaser;

“Completion Debt Amount” means the aggregate amount of all borrowings and Indebtedness in the nature of borrowings of all Group Companies owed to Lloyds Bank plc other than Permitted Borrowings;

“Completion Payment” has the meaning given in clause 3.3;

“Completion Statements” means the statements to be prepared and agreed, deemed agreed or determined in accordance with schedule 7;

“Confidential Information” means all and any information which is not in the public domain and which relates to the business, trading or financial or other affairs of any Group Company (including information relating to the products or services, processes and operations of any Group Company, its customer and supplier lists, price lists, contractual arrangements, market opportunities, plans and intentions, developments, data, results, inventions (whether patentable or not), know how, show how, trade secrets, forecasts, analyses, evaluations, research methodologies, technical or business information, personnel information and other matters concerning the business, trading or financial or other affairs of, or relating to, any Group Company or its customers or other persons having dealings with it), whether such information is oral, in writing, electronic or other form, whether tangible or otherwise or marked in writing as “confidential”, and all and any information which has been or may be derived or obtained from any such information;

“Confirmation Notice” has the meaning given to it in clause 5.6.1;

“Consent” means any approval, consent, ratification, waiver, permit, filing, notification or other authorization;

“Consideration” means the consideration for the Shares set out in clause 3.1;

“Contract” means any agreement, arrangement, understanding or obligation to which any Group Company is a party or subject and under which such Group Company or any other Person has a continuing right, obligation or liability (whether written or oral) except:

(a)                                                         the contracts of employment of the Group Companies’ employees;

(b)                                                         the Policies (as defined in paragraph 22.1 of schedule 2); and

(c)                                                          any leases or sub-leases under which any part of the Property is held or tenancies under which the Property is occupied by a third party;

“Cromwell Equestrian Centre Arrangements” means all arrangements (whether formal or informal, written or unwritten), agreements or understandings pursuant to which any Group Company provides any amounts (whether in cash or in kind) by way of sponsorship (or similar payment) to Cromwell Equestrian Centre (Thurning) Limited;

“CTA 2010” means the Corporation Tax Act 2010;

“Customer” means any Person who at any time during the period of 12 months ending on the Completion Date was a customer of any Group Company;

“Data Protection Laws” means all applicable laws, guidelines and industry standards having legally binding effect relating to the processing of Personal data and privacy but only to the extent applicable to the Group Companies up to Completion (and not by reason of becoming a subsidiary of the Purchaser);

“DB Scheme” means the Cromwell Group (Holdings) Limited Pension and Life Assurance Scheme;

““DB Scheme Actuary” has the meaning given to it in schedule 13;

“DB Scheme Trustees” means the trustees of the DB Scheme;

“DC Schemes” means the following defined contribution pension schemes:

(a)                                                         Cromwell Money Purchase Pension Scheme;

(a)                                                         Group Personal Pensions - Ex Friends Provident Pot;

(b)                                                         Apex (Bogle & Timms) (CJ Bent);

(c)                                                          Apex GPP (Dundee);

(d)                                                         Apex (Hodson Machine) - Gateshead;

(e)                                                          Apex (Heeley Tools);

(f)                                                           Apex (Turners Ironmongers);

(g)                                                          Norwell Engineering;

(h)                                                         J E Siddle;

(i)                                                             John Smallman Ltd Pension Scheme - Abbey Life;

(j)                                                            John Smallman Ltd Executive Pension Plan;

(k)                                                         Life Assurance - AIG Life - Former Norwell and CJ Bent;

(l)                                                             Bearbreak Retirement Benefits Scheme;

(m)                                                     Scottish Equitable - Retirement Benefit Scheme - Apex;

(n)                                                         Apex Industrial; and

(o)                                                         Mr I H Dand.

“Debt” means the aggregate amount (expressed as a positive number) of all borrowings and Indebtedness in the nature of borrowings of all Group Companies (other than between Group

Companies) as at the Effective Time as stated in the Completion Statements, including (subject to the proviso below):

(a)                                                         amounts owing under loans and bank overdrafts;

(b)                                                         liabilities under acceptances of trade bills (other than in respect of purchases in the ordinary course of business) and acceptance credits;

(c)                                                          liabilities under any bond, note, loan stock, debenture or other similar instrument or security;

(d)                                                         capital liabilities under finance or equivalent leases, hire purchase agreements and conditional sale agreements;

(e)                                                          liabilities under factoring arrangements;

(f)                                                           amounts raised by any other transactions having the commercial effect of borrowings;

(g)                                                          any outstanding liability relating to the Pension Deficit Amount which has not been satisfied on the Effective Time in accordance with the terms of this agreement;

(h)                                                         liabilities under any Currency Swap, other currency or interest swap or other interest or currency protection, hedging or financial futures transaction or arrangement including without limitation any break cost, early termination fee or similar fee (such fees shall be included to the extent that the underlying liability is terminated prior to the Effective Time or terminated as result of the Acquisition);

(i)                                                             liabilities under any guarantee of, or indemnity against financial loss in respect of, any obligation of another Person (other than another Group Company);

(j)                                                            liabilities in relation to any letter of credit, bond or guarantee given by a third party in relation to any obligation and/or liability of any Group Company (other than in respect of the purchase of stock in the ordinary course of business);

(k)                                                         accrued interest, charges and costs relating to any of the above items (including those relating to early repayment, discharge or termination on or before the Effective Time);

(l)                                                             outstanding deferred consideration payable in respect of any fixed assets or shares (including, if not paid, the outstanding consideration payable in respect of the purchase of Merlin Business Software);

(m)                                                     liabilities in the nature of borrowings analogous to any of the above items;

(n)                                                         corporation tax liabilities relating to any period prior to the Effective Time (but after taking account of any deferred tax asset and withholding tax asset), as calculated in the Completion Statements;

(o)                                                         any amounts owing to Mr Gregory or any Person connected with Mr Gregory by the Company or any Group Company;

(p)                                                         any amounts owing (or, if and to the extent not properly accounted for in the Accounts, paid) to each of Sarah Gregory, Lizzie Gregory and Sheila Gregory;

(q)                                                         any cost or bonus or other form of ex gratia award or payment from or payable by any Group Company (including any Tax payable by any Group Company) to any Person committed prior to the Effective Time and due as a result of (or arising in relation to) Completion (other than the Aggregate Cash Bonus Amount);

(r)                                                            any amounts owed or owing in relation to the Cromwell Equestrian Centre Arrangements,

but excluding Permitted Guarantees and, for the avoidance of doubt, operating leases (including the Great Central Railway Agreement) and trade credit in the ordinary course of business and any amount otherwise included in calculating the Cash and Working Capital pursuant to the provisions of clause 3 and schedule 7 (Completion Statements);

“Directors’ Release Letter” has the meaning given in clause 11.1;

“Disclosed” means fairly disclosed in the Disclosure Letter, with sufficient clarity and detail to enable the Purchaser to identify clearly and accurately the nature, scope and effect of the matter disclosed;

“Disclosed Information” means the information set forth in or annexed to the Disclosure Letter;

“Disclosure Letter” means the letter of the same date as this agreement from the Seller to the Purchaser relating to the Warranties, together with any documents annexed to it;

“Disputed Escrow Claim” means any Escrow Claim that is not a Settled Escrow Claim;

“Effective Time” means 17.30 UK time on 31 August 2015 (or such other date as the Purchaser and the Seller may agree in writing);

“Environment” means all and any living organisms or ecosystems, the media of air (including air within buildings, other man-made structures and natural structures above or below ground), water and land (including buildings and other man-made structures above or below ground);

“Environmental Laws” means all applicable laws, notices, regulatory codes of practice, circulars, guidance notes and equivalent controls in each case having legally binding effect which:

(a)                                                         have as a purpose or effect the protection of, or prevention of harm to, human health or the Environment;

(b)                                                         relate to health and safety or compensation for harm; or

(c)                                                          relate to the generation, transportation, storage, treatment, use or disposal of any Hazardous Substance,

but only to the extent applicable to the Group Companies up to Completion (and not by reason of becoming a subsidiary of the Purchaser);

“Environmental Licences” means all licences, certificates, consents, exemptions, permits, registrations, authorisations, permissions and approvals, required under any Environmental Law;

“Employee Cash Bonus Amount” means the aggregate amount of the Employee Cash Bonuses;

“Employee Cash Bonuses” means the cash bonuses to be paid to certain employees of the Group Companies (net of PAYE and national insurance) up to a gross amount (including PAYE and national insurance of the Aggregate Cash Bonus Amount);

“Employee Loans” means each of the loans specified in schedule 11 of this agreement made to employees of the Company or a Target Company by way of or pursuant to a loan agreement or emergency loan request and any other loan made to any employee of the Company or a Group Company by way of a loan agreement or emergency loan request whether or not in writing;

“Encumbrance” means any mortgage, charge, pledge, lien, option, restriction, assignment, right to acquire, right of pre-emption or any other form of right, interest, preference, security, encumbrance of any nature in favour of a third party or any agreement, arrangement or obligation to create any of them;

“Escrow Claim” means a claim by the Purchaser pursuant to the provisions of clause 3.5, a General Warranty Claim, a Tax Claim or an Indemnity Claim which has been notified to the Seller before the relevant Claims Escrow Release Date;

“Estimated UK Cash Amount”, “Estimated Non-UK Cash Amount”, “Estimated Debt” and “Estimated Working Capital” each have the meaning given in clause 3.2;

“Excluded Assets” means each of the assets set forth on Appendix 1;

“Excluded Indemnities” means the Indemnities at clauses 9.1.1 (Excluded Assets), 9.1.2 (Pre-Sale Reorganisation), 9.1.3 (Merlin Business Software), 9.1.4 (Disposal of Mediwell), 9.1.8 (Related Party Transaction), 9.1.9 (Cromwell Equestrian Centre Arrangements), 9.1.10 (Debt or Seller Expense), 9.1.11 (Overpayments), 9.1.12 (MG Employees), 9.1.13 (National Minimum Wage) and 9.1.14 (Employee Claims);

“Extracted” means in the case of UK Cash (ignoring any reference to the Estimated Time for this purpose), extracted by lawful dividend to the Seller or the owner of the relevant shares at the relevant time in the Company, and, in the case of Non-UK Cash (ignoring any reference to the Estimated Time for this purpose), by transfer of Cash (by loan, dividend, recharge, settlement of invoices or otherwise but ignoring any reference to the Estimated Time for this purpose) to a Group Company registered in England & Wales;

“General Warranties” means the warranties given by the Seller in clause 7.1, other than the Tax Warranties;

“General Warranty Claim” means any claim, whether in contract or otherwise, in relation to the General Warranties;

“Governmental Authority” means (a) any nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) department, agency or instrumentality of a foreign or other government, including any state owned or state controlled instrumentality of a foreign or other government, (d)

governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other similar entity and any court or other tribunal), (e) Public International Organisation or multinational organisation, or (f) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing power of any nature, in each case having jurisdiction over the Group Companies up to Completion (and not by reason of becoming a subsidiary of the Purchaser);

“Governmental Authorisation” means any Consent, licence, franchise, permit, exemption, clearance or registration issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any law;

“Great Central Railway Agreement” means the rack lease agreement dated 31 March 2011 made between Cromwell Tools Limited and Great Central Railway PLC;

“Group Companies” means the Company and the Subsidiaries, and “Group Company” means any of them;

“Hazardous Substance” means any natural or artificial substance (whether solid, liquid or a gas), noise, ion, vapour, electromagnetic charge or radiation, whether alone or in combination, which is capable of causing harm or of having a deleterious effect on the Environment;

“HMRC Payment” has the meaning given to it in paragraph 10.1.1 of schedule 10;

“HMRC Recovery” has the meaning given to it in paragraph 10.1.2 of schedule 10;

“Indebtedness” means, with respect to any Person:

(a)                                                         all indebtedness of such Person, whether or not contingent, for borrowed money (other than the credit incurred in the ordinary course of business);

(b)                                                         all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments or debt securities and warrants or other rights to acquire any such instruments or securities; and

(c)                                                          all Indebtedness of others of the kind referred to in clauses (a) and (b) hereof guaranteed, directly or indirectly, in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement:

(i)                                                             to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness;

(ii)                                                          to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss;

(iii)                                                       to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered);

(iv)                                                      to grant an Encumbrance on property owned or acquired by such Person, whether or not the obligation secured thereby has been assumed; or

(v)                                                         otherwise to assure a creditor against loss;

“Indemnity Claim” a claim under clause 9 (Indemnities) other than in relation to clause 9.3;

“Insolvency Event” means, in relation to a Person, any of the following:

(a)                                                         the existence of circumstances by which it is or is deemed to be, or otherwise declare itself to be, insolvent or unable to pay its debts as they fall due;

(b)                                                         the cessation or suspension of the payment of all, or a particular class of, its creditors or a threat to do so;

(c)                                                          the taking of any formal or informal steps with a view to the deferral, rescheduling or other readjustment of all, or a particular class of, its creditors, or the taking of any formal steps to make a general assignment or arrangement or composition with or for the benefit of the relevant creditors;

(d)                                                         any form of liquidation, receivership, administrative receivership, administration, arrangement or scheme with creditors, moratorium, stay or limitation of creditors’ rights, interim or provisional supervision by the court or by Persons appointed by the court (or any equivalent or similar procedure under the laws of any jurisdiction in which the relevant Person is incorporated, registered, domiciled or resident or carries on business or has assets) being commenced or otherwise in place or under way in relation to it, whether in or out of court; or

(e)                                                          any distress, execution or other process being levied against any of its assets which has not been satisfied in full;

“Interest Rate” means an annual rate of 4 per cent above the base lending rate for the time being of Barclays Bank plc;

“Intellectual Property” means:

(a)                                                         patents, rights in inventions, know-how, trade secrets, copyright and related rights, moral rights, registered designs, design rights, database rights, semiconductor topography rights, trade marks and service marks, trade names, business names, brand names, get-up, logos, domain names and URLs, rights in unfair competition, goodwill and rights to sue for passing-off and any other intellectual property rights (in each case, whether or not registered, and including all applications to register and rights to apply to register any of them and all rights to sue for any past or present infringement of them); and

(b)                                                         all rights or forms of protection having equivalent or similar effect in any jurisdiction,

but excluding Software;

“Key Customer” means any customer of any Group Company which, together with its group, in the financial year ended on the Accounts Date accounted for, or in the current financial year is likely to account for, more than one per cent of the revenue of the Group Companies as a whole;

“Key Supplier” means any supplier to any Group Company which, together with its group, in the financial year ended on the Accounts Date accounted for, or in the current financial year is likely to account for, more than two per cent of the expenditure of the Group Companies as a whole;

“Key Warranties” means any of the General Warranties in paragraph 1 (Seller related matters), paragraph 2 (Share capital), and paragraphs 3.1, 3.2, and 3.5 (Corporate information) of schedule 2 (General Warranties);

“Liability” means any liabilities, debts or other obligations of any nature, whether known or unknown, absolute, accrued, contingent, liquidated, unliquidated or otherwise, due or to become due or otherwise and whether or not required to be reflected on a balance sheet prepared in accordance with Accounting Standards;

“Longstop Time” means 5.30pm on 30 September 2015 or such other time and date as may be agreed in writing between the Seller and the Purchaser;

“Loss” means any loss, Proceeding, Order, damage, fine, penalty, interest, reasonable expense (including reasonable attorneys’ or other professional fees and expenses and court costs), injury, Liability, Tax, Encumbrance or other reasonable cost or expense whatsoever, whether or not involving the claim of another Person (but excluding consequential or indirect loss or (whether direct, indirect or consequential) loss of profits, revenue, business, goodwill, reputation or loss in value of the Shares) but excluding the costs or expenses associated with any unsuccessful claim by a third party or prosecution which gives rise to an Indemnity Claim by the Purchaser;

“Management Accounts” means the unaudited quarterly financial statements of the Company (on a consolidated basis), comprising a balance sheet of the Company (on a consolidated basis) as at 31 May 2015 and the profit and loss account for the Company (on a consolidated basis) for the period from the Accounts Date until 31st May 2015 and trial balances for each operating unit of the Acquired Companies;

“Material Breach of the Agreement” any material breach or material non-compliance of the covenants and obligations that the Company or the Seller is required to perform or comply with (and to cause the Acquired Companies to perform and comply with) under this agreement on or before Completion (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants and obligations);

“Material Change in Law” means any change in Law, or Order in effect, published, introduced or otherwise formally proposed or commenced or threatened Proceeding (in all cases arising after the date of this agreement), that in any case would (i) prevent, make illegal or restrain the consummation of the transactions contemplated by this agreement or (ii) cause any of the transactions contemplated by this agreement to be rescinded following consummation;

“Material Repeated Warranty Breach” means a breach of the Repeated Warranties (save to the extent Disclosed in the Disclosure Letter) if the Repeated Warranties were deemed to be repeated as at the date of the Confirmation Notice and such breach or breaches in aggregate would be likely to result in losses in excess of £5,000,000 (five million pounds);

“Mediwell” means Mediwell Systems Limited, a company registered in Scotland with number SC142547;

“Merlin Business Software” means Merlin Business Software Limited, a company registered in England and Wales with number 01274874;

“Merlin Contingent Consideration” means any amounts of consideration that remain payable by the Company or any other Group Company in respect of the acquisition of Merlin Business Software pursuant to a sale and purchase agreement entered into between Andrew Wilson and others and Ashlink Software Limited on 30 October 2013;

“MG Employees” means the general house keeper (payroll number 02469) and carer identified in paragraph 1.4.1 of the Disclosure Letter;

“Non-Disclosure Agreement” means the confidentiality agreement dated 4 July 2014 and made between the Purchaser’s Guarantor and the Company;

“Non-UK Cash” means any Cash held by any Group Company outside of the United Kingdom as at the Effective Time;

“Non-UK Target Cash Amount” means an amount of Cash of £3,000,000 (three million pounds);

“Non-UK Balance Sheet Cash Amount” means an amount of Cash of £21,000,000 (twenty one million pounds);

“Notice” has the meaning given to it in clause 28;

“Order” means any order, injunction, writ, judgment, decree, settlement, ruling, assessment or arbitration award of any Governmental Authority or arbitrator;

“Overpayments” means the overpayments by third parties of £1,399,298 in aggregate as at 31st May 2015 (set out in Appendix 2) treated as an asset on the balance sheet of the Group Companies as at the Effective Time;

“Pensions Escrow Amount” means initially the sum of £15,000,000 (fifteen million pounds) and then, after payment of such sum into the Pensions Escrow Account, the amount held in the Pensions Escrow Account from time to time including any sums credited for interest;

“Pensions Escrow Account” means an interest bearing deposit account with Lloyds Bank plc in the joint names of the Pensions Escrow Account Agents

“Pensions Escrow Account Agents” means the Purchaser’s Lawyers and the Seller’s Lawyers;

“Pensions Escrow Account Agreement” means the agreement between the Purchaser, the Purchaser’s Guarantor, the Seller, the Seller’s Guarantor and the Pensions Escrow Account Agents in relation to the Pensions Escrow Account in the Agreed Form;

“Pensions Excess Amount” means the amount by which the sum of Amount X plus Amount Y plus Amount Z (each as defined in schedule 13) exceeds £15,000,000 (fifteen million pounds);

“Pension Deficit Amount” means an amount equal to £1,800,000;

“Pension Schemes” means the DB Scheme, the Cromwell Group (Holdings) Ltd Group Personal Pension Plan, the Merlin Business Software Ltd Group Personal Pension Plan and the DC Schemes;

“Permitted Customer Claims” means the amount of any and all claims or returns by customers for defective goods or breach of warranties or specification up to £100,000 in aggregate;

“Permitted Dividend” means the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company or any of its subsidiaries in connection with the extraction of Cash (ignoring reference to the Effective Time) pursuant to clause 3.4 or the extraction of the Excluded Assets pursuant to clause 4, provided that such declaration or payment of an extraordinary dividend in cash by the Company or any of its subsidiaries shall not reduce the Cash held by the Group Companies incorporated in England and Wales as a whole below the UK Target Cash Amount or the Group Companies incorporated outside of England and Wales as a whole below the Non-UK Target Cash Amount (as applicable);

“Permitted Guarantees” means:

(a)                                                         the guarantees given by the Company and Cromwell Tools Limited to certain third parties as more particularly described in Appendix 3 of this agreement; and

(b)                                                         any guarantee given by the Company or Cromwell Tools Limited to any third party after the date of this agreement,

provided that the aggregate amount of all such guarantees shall never be greater than £480,000;

“Person” means an individual or an entity, including a corporation, limited company, limited liability company, general or limited partnership, trust, association or other business or investment entity or any governmental or regulatory authority;

“Potential Customer” means any Person who at any time during the period of 12 months ending on the Completion Date was negotiating with the Seller or any Group Company with a view to that Person becoming a customer of any Group Company;

“Pre-Sale Reorganisation” means the pre-sale reorganisation, the detailed steps of which are set forth in the PwC Steps Paper;

“Pre-Sale Reorganisation Documents List” means the documents list in the Agreed Form prepared by the Seller’s Lawyers in connection with the Pre-Sale Reorganisation;

“Pre-Sale Reorganisation Indemnity” means the indemnity given by the Seller in clause 9.1.2;

“Pro-Forma Balance Sheet” means the pro-forma balance sheet at part 3 of schedule 7;

“Proceeding” means any action, arbitration, audit, examination, investigation, hearing, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator;

“Property” means the land and buildings owned by any Group Company as detailed in part 3 of schedule 1 and the land and buildings leased by any Group Company as detailed in part 4 of schedule 1;

“Purchaser’s Data Room” means the virtual data room operated and managed by the Purchaser (known as E-Know), which has been made available to the Seller and its representatives;

“Purchaser’s Deal team” means those persons listed in schedule 12;

“Purchaser Group” means the Purchaser, any parent undertaking of the Purchaser for the time being, and any undertaking which, in relation to the Purchaser and/or any such parent undertaking, is a subsidiary undertaking for the time being, including each Group Company with effect from Completion (and references to a “member of the Purchaser Group” or, in the case of any member of the Purchaser Group, to “its group” shall be construed accordingly);

“Purchaser Group Transferee” means a member of the Purchaser Group (other than the Purchaser and any Group Company) to which a Relevant Transfer has been made;

“Purchaser’s Lawyers” means DLA Piper UK LLP of 3 Noble Street, London EC2V 7EE;

“PwC Steps Paper” means the steps paper dated 24 July 2015 prepared by PricewaterhouseCoopers LLP, attached to this Agreement as Annexure B;

“QC” has the meaning given to it in paragraph 1 of part 1 of schedule 13;

“Related Party Transaction” means any transaction involving any of the Seller, the Seller’s Guarantor or any Person connected with either of them and any Group Company;

“Relevant Accounts Date” means

(b)                                                         in respect of those Group Companies other than those listed in (b) and (c) below, 31 August 2014;

(c)                                                          in respect of Cromwell Industrial Supplies Private Limited, 31 March 2014;

(d)                                                         in respect of Cromwell Tools, PT, Cromwell Tools SRL and Cromwell Tools (Shanghai) Co Ltd, 31 December 2014;

“Relevant Jurisdiction” means any Group Company incorporated in the jurisdiction stated in column (1) of schedule 14;

“Relevant Jurisdiction Cash Amount” means the minimum amount of Cash (ignoring for this purpose references to the Effective Time) required to be retained in the Relevant Jurisdictions for working capital purposes;

“Relevant Counterparty” means the counterparty to the Relevant Contract listed in column (1) of the table in schedule 15;

“Relevant Contract” means the contracted set out next to each Relevant Counterparty’s name in column (2) of the table in schedule 15;

“Relevant Transfer” means the transfer of all or any shares of any Group Company or all or any of the assets or undertaking of any Group Company;

“Repeated Warranties” means the General Warranties other than those contained at paragraphs 10.8.2, 10.8.3, 11.1.1, 11.3.1, 14.2, 21.6.1, 22.1, 23.5, 23.6, 23.7, 29.2, 30.1, 32.4, 40.2.1, 40.2.4, 41.2.1 and 41.2.2;

“Representatives” with respect to any Person means the Affiliates, directors, managers, officers, employees, equityholders, members, consultants, agents, advisors and representatives of advisors of each of such Person and its Affiliates (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors);

“Rescission Notice” means a notice served by the Purchaser rescinding this agreement under clause 5.6 or by the Purchaser or the Seller under clause 5.5.1 or 6.3.3;

“Rescission” means the rescission of this agreement by the service of a Rescission Notice;

“Restricted Name” means:

(a)                                                         any name or names identical or similar to or including the words “Cromwell”, “Tooling & Engineering Distributors” or any colourable imitation of such words;

(b)                                                         any trade or service mark, business or domain name, design, logo, or any other get-up or sign used by any Group Company including, without limitation, any private label brands of any Group Company; or

(c)                                                          any other sign or signs or wording that suggests any connection with any Group Company;

“Retention of Funds Letter” means the letter to be entered into by the Seller’s Lawyer and the Seller in relation to the funds to be retained by the Seller’s Lawyer in the Agreed Form;

“Royal Warrant” means the Royal Warrant, granted to the Company on 1 January 2012;

“SD Amount” means initially the sum of £1,674,750 (one million six hundred and seventy four thousand, seven hundred and fifty pounds) (representing the stamp duty (including interest) which could be payable in connection with the Pre-Sale Reorganisation) and then the amount held in the SD Account from time to time including any sums credited for interest;

“SD Account” means an interest bearing deposit account with Barclays Bank plc in the name of the Purchaser’s Lawyers;

“SD Account Agreement” means the agreement between the Purchaser, the Purchaser’s Guarantor, the Seller, the Seller’s Guarantor and the Purchaser’s Lawyers in relation to the SD Amount in the Agreed Form;

“SD Application” means the application in the Agreed Form to be made by the Seller to HMRC in connection with the Pre-Sale Reorganisation;

“SD Longstop Time” means the date falling six months after the Completion Date;

“SD Notice” means the notice in a form to the reasonable satisfaction of the Purchaser requiring the Seller to pay stamp duty (plus interest) on the SD Stock Transfer Forms;

“SD Stock Transfer Forms” means the stock transfer forms in the Agreed Form appended to the SD Application;

“Select Employees” means each of the Persons set forth in schedule 9 (Select Employees);

“Seller Expenses” means any unpaid fees and expenses, incurred or committed before Completion by or on behalf of, or paid or to be paid by, the Acquired Companies in connection with the process of selling the shares of the Acquired Companies or otherwise relating to the authorization, preparation, negotiation or execution of this Agreement, any ancillary agreement or any other documents or agreements contemplated hereby or thereby or the performance or consummation of the transactions contemplated hereby or thereby, including (a) any fees and expenses associated with obtaining the release and termination of any Encumbrances on the assets or properties of the Acquired Companies; (b) all brokers’ and finders’ fees; (c) the costs of maintaining directors and officers insurance in accordance with clause 5.1(i); (d) any amount payable to the Seller’s Lawyers as Claims Escrow Account Agents pursuant to the terms of the Claims Escrow Account Agreement; and (e) any fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors or experts;

“Seller’s Data Room” means the virtual data room operated and managed by the Sellers’ Lawyers, which has been made available to the Purchaser and its representatives;

“Seller’s Lawyers” means Browne Jacobson LLP of 15th Floor, 6 Bevis Marks, Bury Court, London EC3A 7BA;

“Service Agreement Side Letters” means letters in the Agreed Form varying certain provisions of the service agreements in place with the Select Employees in part 1 of schedule 9;

“Settled Escrow Claim” means an Escrow Claim or part of an Escrow Claim which:

(a)                                                         is agreed in writing between the Purchaser and the Seller;

(b)                                                         is finally determined by an English court of competent jurisdiction and, in relation to which, all rights of appeal have been exhausted or are debarred by the passage of time;

(c)                                                          the Purchaser has confirmed in writing to the Seller has been withdrawn or abandoned; or

(d)                                                         is unenforceable in accordance with paragraph 2 of schedule 5,

and, where paragraph (c) or (d) applies, the value of that Settled Claims Escrow Claim shall be deemed to be nil;

“Shares” means the 9,653 fully paid ordinary shares of £1 each in the capital of the Company and the 40,000,000 redeemable preference shares of £0.0001, which constitute the whole of the issued share capital of the Company;

“Small Claim” means an individual General Warranty Claim (other than under the Key Warranties) in relation to which the liability of the Seller (excluding interest and costs claimed by the Purchaser as a result of such General Warranty Claim but including, for the avoidance of doubt, any interest or penalties payable to a third party in respect of such claim)

is less than £100,000, all General Warranty Claims arising from a particular set of circumstances being treated as one individual General Warranty Claim;

“Small Tax Claim” means an individual Tax Claim in relation to which the liability of the Seller (excluding interest and costs claimed by the Purchaser as a result of such Tax Warranty Claim but including, for the avoidance of doubt, any interest or penalties payable to a third party in respect of such claim) is less than £25,000, all Tax Claims arising from a particular set of circumstances being treated as one individual Tax Claim;

“Steam Locomotive” means the steam locomotive BR Standard Class 9F 2-10-0 No.92214, purchased by the Company in January 2015;

“Stock Take” has the meaning given in paragraph 2 of part 4 of schedule 7;

“Subsequent Monthly Financial Statements” means a statement of turnover, gross margin and headcount for July 2015 of the Group Companies prepared in relation to the Group Companies (consistent with prior statements of such nature prepared by the Group Companies for the period since the Accounts Date;

“Subsidiaries” means all the subsidiary undertakings of the Company, further information relating to which is set out in part 2 of schedule 1, and “Subsidiary” means any of them;

“Surviving Provisions” means as defined in clause 16.1.2;

“Target Working Capital” means a positive amount of £75,300,000 ( Seventy five million, three hundred thousand pounds);

“Tax” has the meaning given to it in paragraph 1 of part 1 of schedule 3;

“Tax Authority” has the meaning given to it in paragraph 1 of part 1 of schedule 3;

“Tax Claim” means any claim in relation to the Tax Warranties or under the Tax Covenant;

“Tax Covenant” means any covenant set out in paragraph 2 of part 1 of schedule 3;

“Tax Warranties” means the warranties given by the Seller in relation to Tax in clause 7.1;

“Tax Warranty Claim” means any claim, whether in contract or otherwise, in relation to the Tax Warranties;

“Temporary Staff Schedule” means the list of Temporary Staff included in the Disclosure Letter;

“Trade Compliance Laws” means any law having legally binding effect applicable to the Group Companies regarding economic sanctions, export controls, trade embargoes or import or customs regulations but only to the extent applicable to the Group Companies up to Completion (and not by reason of becoming a subsidiary of the Purchaser);

“Trustees” means Sarah Jane Gregory of Rutland Manor, Belton In Rutland, Oakham, Rutland LE15 9LD, Michael James Doody and Richard David Balme both of 44 High Street, Market Harborough, Leicestershire LE16 7AH, James William Sibley of 41 Edward Road, Fleckney, Leicestershire LE8 8AD and Janet Lucy Gibson of 3 Lincoln’s Inn Fields, London WC21 3AA as trustees of the Gregory Family Settlement and Sarah Jane Gregory, Michael

James Doody, Richard David Balme, James William Sibley and Janet Lucy Gibson as trustees of the Alps Settlement;

“UK Cash” means any Cash held by any Group Company in the United Kingdom as at the Effective Time;

“UK Target Cash Amount” means an amount of Cash of £5,000,000 (five million pounds);

“UK Balance Sheet Cash Amount” means an amount of Cash of £10,000,000 (ten million pounds;

“Warning Notice” has the meaning given to it in paragraph 4.2 of part 1 of schedule 7;

“Warranties” means the General Warranties and the Tax Warranties;

“Warranty Claim” means any claim in relation to the Warranties; and

“Working Capital” means:

(a)                                                         current assets (including stock (net of provision for slow moving and obsolete items), trade receivables (net of provisions for bad and doubtful receivables), other receivables, prepayments and accrued income and any other current assets shown in the Pro-Forma Balance Sheet); less

(b)                                                         current liabilities (including trade payables, customer prepayments, other payables and accruals and provisions and any other current liabilities shown in the Pro-Forma Balance Sheet), in each case excluding any amount included within either Cash or Debt, as at the Effective Time on a consolidated basis as stated in the Completion Statements.

1.2                               In this agreement (unless the context requires otherwise):

1.2.1                                             the terms “company”, “body corporate”, “subsidiary”, “holding company”, “undertaking”, “subsidiary undertaking”, “parent undertaking”, “debenture”, “paid up” and “officer” have the meanings given to them in the Companies Act 2006; but, for the purposes of section 1159(1) of the Companies Act 2006, a company shall be treated as a member of another company if any shares in that other company are registered in the name of either (a) a Person by way of security (where the company has provided the security) or (b) a Person as nominee for the company;

1.2.2                                             the term “group”, in relation to a body corporate, means the body corporate, any other body corporate which is its holding company or subsidiary, and any other body corporate which is a subsidiary of that holding company;

1.2.3                                             the terms “employee”, “contract of employment” and “terms of employment” shall be interpreted in accordance with paragraph 39.1 of schedule 2;

1.2.4                                             “£” and “pounds” means the lawful currency of the United Kingdom;

1.2.5                                             a Person shall be deemed to be connected with another if that Person is so connected within the meaning of section 1122 CTA 2010; and

1.2.6                                             “including”, “includes” or “in particular” means including, includes or in particular without limitation.

1.3                               In this agreement (unless the context requires otherwise), any reference to:

1.3.1                                             any gender includes all genders, and the singular includes the plural (and vice versa);

1.3.2                                             a company includes any company, corporation or body corporate, or any other entity having a separate legal Personality; a Person includes an individual, company, partnership, unincorporated association or Authority (whether or not having a separate legal Personality); and any professional firm or company includes any firm or company effectively succeeding to the whole, or substantially the whole, of its practice or business;

1.3.3                                             any time of day or date is to that time or date in London;

1.3.4                                             a day shall be a period of 24 hours running from midnight to midnight, and days shall be to calendar days unless Business Days are specified;

1.3.5                                             a month or a year shall be to a calendar month or a calendar year respectively;

1.3.6                                             “law” or “laws” includes all applicable laws (whether civil, criminal or administrative), common laws or civil codes, legislation, subordinate legislation, treaties, regulations, rules, directives and by-laws in any jurisdiction, in each case for the time being in force (whether before, on or after the date of this agreement) having legally binding effect and provided that the liability of the Seller shall not be increased by any change coming into effect after Completion;

1.3.7                                             legislation or a legislative provision includes the legislation or legislative provision as amended or re-enacted, any legislation or legislative provision which it amends or re-enacts and any subordinate legislation, in each case for the time being in force (whether before, on or after the date of this agreement) provided that the liability of the Seller shall not be increased by any change coming into effect after Completion;

1.3.8                                             any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include the specific term stated in the language of such other jurisdiction immediately after it or, if no such term is stated, what most nearly approximates to such English term in such other jurisdiction; and any reference to any specific English law shall be deemed to include any equivalent or similar law in any other jurisdiction;

1.3.9                                             any indemnity or covenant to pay being given on an “After-Tax Basis” or expressed to be “calculated on an After-Tax Basis” shall be interpreted in accordance with paragraph 1.6 of part 1 of schedule 3;

1.3.10                                      writing or written includes any method of representing or reproducing words in a legible form; and

1.3.11                                      time shall not be of the essence, unless otherwise specifically stated.

1.4                               For the purposes of applying a reference to a monetary sum expressed in pounds in clause 3.2, clause 5.2 (Restrictions pending Completion), any Warranty, 5.6 (Right to Serve a Rescission Notice) or schedule 4 (Seller limitations), an amount in a different currency shall be deemed to be an amount in pounds converted at the closing mid-point spot rate for a transaction between the relevant currency and pounds as quoted by Lloyds Bank plc as at the close of business on the Business Day immediately preceding the date of this agreement.

1.5                               For the purposes of applying a reference to a monetary sum expressed in pounds in respect of schedule 7 (Completion Accounts), an amount in a different currency shall be deemed to be an amount in pounds converted at the closing mid-point spot rate for a transaction between the relevant currency and pounds as quoted by Lloyds Bank plc as at the close of business on the Business Day immediately preceding the Completion Date.

1.6                               Unless the context requires otherwise, any reference in this agreement to a clause or schedule is to a clause of or schedule to this agreement, any reference to a part or paragraph is to a part or paragraph of a schedule to this agreement, any reference within a schedule to a part is to a part of that schedule, and any reference within a part of a schedule to a paragraph is to a paragraph of that part of that schedule.

1.7                               This agreement incorporates the schedules to it.

1.8                               The contents list, headings and any descriptive notes are for ease of reference only and shall not affect the construction or interpretation of this agreement.

2.                                      SALE AND PURCHASE OF SHARES

2.1                               Subject to the terms of this agreement, the Seller shall sell and the Purchaser shall purchase the Shares with effect from Completion.

2.2                               The Shares shall be sold free from all Encumbrances and together with all rights of any nature that attach or which may at any time become attached to them, including the right to receive all dividends and distributions declared, paid or made by the Company on or after the Completion Date.

2.3                               The Seller:

2.3.1                                             covenants with the Purchaser that it has the right to transfer or to procure the transfer of the full legal and beneficial interest in its Shares to the Purchaser on the terms set out in this agreement;

2.3.2                                             covenants with the Purchaser that it shall at its own expense do everything required by the Purchaser from time to time in order to vest any of its Shares in the Purchaser; and

2.3.3                                             waives any right of pre-emption or other restriction on transfer in respect of the Shares or any of them, and agrees to procure on Completion the irrevocable waiver of any such right or restriction conferred on any other Person.

2.4                               Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 shall not apply to the sale and purchase of the Shares.

3.                                      CONSIDERATION

3.1                               Consideration

The consideration payable by the Purchaser for the Shares (the “Consideration”) is:

3.1.1                                             £310,000,000 (three hundred and ten million pounds);

3.1.2                                             plus an amount equal to the UK Target Cash Amount and the Non-UK Target Cash Amount;

3.1.3                                             less an amount equal to the Aggregate Cash Bonus Amount;

3.1.4                                             less an amount equal to the Seller Expenses;

3.1.5                                             less an amount equal to the Debt;

3.1.6                                             plus an amount equal to any excess in the Working Capital above the Target Working Capital or less an amount equal to any shortfall in the Working Capital below the Target Working Capital, as applicable;

3.1.7                                             plus, an amount equal to any excess in UK Cash above the UK Target Cash Amount or less an amount equal to any shortfall in UK Cash below the UK Target Cash Amount, as applicable, provided that the maximum amount of any excess payable pursuant to this clause 3.1.6. shall be the Capped UK Cash Amount;

3.1.8                                             plus, an amount equal to any excess in Non-UK Cash above the Non-UK Target Cash Amount or less an amount equal to any shortfall in Non-UK Cash below the Non-UK Target Cash Amount, as applicable, provided that the maximum amount of any excess payable pursuant to this clause 3.1.8. shall be the Capped Non-UK Cash Amount, which shall be paid in cash as set out in this clause 3.

3.2                               Notification of Estimates

The Seller shall notify the Purchaser of its best, good faith estimates of the UK Cash, Non-UK Cash, the Debt and the Working Capital (“Estimated UK Cash Amount”, “Estimated Non-UK Cash Amount”, “Estimated Debt” and “Estimated Working Capital” respectively) and the Seller Expenses by providing a statement substantially in the form set out in part 3 of schedule 7 as close as reasonably practicable to, but no later than five Business Days before, the Completion Date.

3.3                               Payment on account of Consideration

3.3.1                                             The Purchaser shall pay the following amount on account of the Consideration (“Completion Payment”) in cash on Completion:

3.3.1.1                                   £310,000,000 (three hundred and ten million pounds);

3.3.1.2                                   plus an amount equal to the UK Target Cash Amount and the Non-UK Target Cash Amount;

3.3.1.3                                   less an amount equal to the Aggregate Cash Bonus Amount;

3.3.1.4                                   less an amount equal to the Seller Expenses notified under clause 3.2;

3.3.1.5                                   less an amount equal to the Estimated Debt;

3.3.1.6                                   plus an amount equal to any excess in the Estimated Working Capital above the Target Working Capital or less an amount equal to any shortfall in the Estimated Working Capital below the Target Working Capital;

3.3.1.7                                   plus an amount equal to any excess in the Estimated UK Cash Amount above the UK Target Cash Amount or less an amount equal to any shortfall in the Estimated UK Cash Amount below the UK Target Cash Amount, provided that the maximum amount of any excess payable pursuant to this clause 3.3.1.77 shall be the Capped UK Cash Amount; and

3.3.1.8                                   plus an amount equal to any excess in the Estimated Non-UK Cash Amount above the Non-UK Target Cash Amount or less an amount equal to any shortfall in the Estimated Non-UK Cash Amount below the Non-UK Target Cash Amount, provided that the maximum amount of any excess payable pursuant to this clause 3.3.1.88 shall be the Capped Non-UK Cash Amount.

3.3.2                                             The Completion Payment shall be paid as follows:

3.3.2.1                                   the Claims Escrow Amount in immediately available funds through a UK clearing bank to the client account of the Purchaser’s Lawyers’ for payment into the Claims Escrow Account; and

3.3.2.2                                   the SD Amount in immediately available funds through a UK clearing bank to the client account of the Purchaser’s Lawyers for payment into the SD Account;

3.3.2.3                                   the Pensions Escrow Amount in immediately available funds through a UK clearing bank to the client account of the Purchaser’s Lawyers’ for payment into the Pensions Escrow Account; and

3.3.2.4                                   the balance of the Completion Payment to the Seller’s Lawyers’ client account, payment of which shall constitute a full satisfaction and discharge of the Purchaser’s obligation to pay the Completion Payment.

3.3.3                                             The Claims Escrow Amount shall be dealt with in accordance with schedule 8 and the terms of the Claims Escrow Account Agreement.

3.3.4                                             The SD Amount shall be dealt with in accordance with schedule 10 (stamp duty provisions) and the terms of the SD Account Agreement.

3.4                               Cash Extraction Exercise

3.4.1                                             The Seller shall use all reasonable endeavours to procure that, on or prior to the Effective Time any Cash (ignoring for this purpose references to the Effective Time) held:

3.4.1.1                                   in the United Kingdom in excess of the UK Target Cash Amount; and

3.4.1.2                                   outside of the United Kingdom in excess of the Non-UK Target Cash Amount,

shall, in each case, be Extracted.

3.4.2                                             The Seller shall use its best endeavours to procure that as at the Effective Time, the aggregate amount of Non-UK Cash in the Relevant Jurisdiction shall not be less than the Relevant Jurisdiction Cash Amount.

3.5                               Post Completion Adjustment

Within five Business Days of the agreement, deemed agreement or determination of the Completion Statements in accordance with schedule 7:

3.5.1                                             if the Consideration exceeds the Completion Payment then the Purchaser shall pay to the Seller the excess, together with interest.

3.5.2                                             subject to clause 3.5.5, if the Consideration is less than the Completion Payment and the difference is less than the Claims Escrow Amount, then the amount of the difference shall be paid out of the Claims Escrow Account to the Purchaser, together with interest that has accrued on such sum while in the Claims Escrow Account; and

3.5.3                                             subject to clause 3.5.5, if the Consideration is less than the Completion Payment and the difference is greater than the Claims Escrow Amount, then:

3.5.3.1                                   the full amount of the Claims Escrow Amount shall be paid out of the Claims Escrow Account to the Purchaser, together with the interest that has accrued on such sum while in the Claims Escrow Account; and

3.5.3.2                                   subject to clause 3.5.5, to the extent not satisfied pursuant to clause 3.5.3.1, the Seller shall pay to the Purchaser in cash the amount by which the Completion Payment exceeds the Consideration, together with interest on the amount payable under this clause 3.5.3.2.

3.5.4                                             Interest due pursuant to clauses 3.5.1 and 3.5.3.2 shall be calculated on the amount payable from (and including) the day after the Completion Date to (but excluding) the actual date of payment at the Interest Rate accruing on a daily basis, and compounded monthly.

3.5.5                                             Without limiting any of the provisions of this clause 3, the Purchaser may at any time resort directly to the Seller to satisfy any amount owed by the Seller pursuant to this clause 3 in excess of £15,000,000.  To the extent that the Purchaser resorts directly to the Seller for payment of such excess, the Seller shall promptly pay such amount to the Purchaser by wire transfer of immediately available funds to an account designated in writing by the Purchaser.  For the avoidance of doubt, nothing in this clause 3.5.5 shall prejudice any of the Purchaser’s rights contained in schedule 8. For the avoidance of doubt, the Purchaser’s sole recourse in respect of the first £15,000,000 of any shortfall payable to the Purchaser under this clause 3.5, shall be against the Claims Escrow Amount from time to time.

3.5.6                                             In respect of any shortfall payable to the Purchaser from the Claims Escrow Account in accordance with this clause 3.5, the Seller and the Purchaser will promptly prepare, execute and deliver joint written instructions to the Claim Escrow Agents to disburse to the Purchaser (or an Affiliate of the Purchaser), the amount of such payment shortfall.  The Claims Escrow Agent shall pay to the Purchaser (or an Affiliate of the Purchaser), by wire transfer of immediately available funds, the amount of such payment shortfall from the Claims Escrow Account in accordance with the Claims Escrow Agreement.

3.6                               Claims to be treated as reducing Consideration

Any payment by the Seller in respect of any Warranty Claim or Tax Claim, and/or under clause 9 (Indemnities), shall, to the extent legally possible, be deemed to reduce the Consideration received by the Seller.

3.7                               Escrow arrangements

The Purchaser and the Seller shall promptly give all necessary written instructions to the Claims Escrow Account Agents to effect payments out of the Claims Escrow Account in accordance with the terms of this agreement and the Claims Escrow Agreement.

4.                                      EXCLUDED ASSETS

4.1                               The Seller hereby undertakes to the Purchaser that it shall procure that:

4.1.1                                             prior to the date of the Effective Time, each of the Excluded Assets shall be transferred from the Company (or a Target Company) to the Seller, the Seller’s Guarantor or any other third party or parties;

4.1.2                                             each of such transfers shall be carried out by way of a lawful dividend in specie;

4.1.3                                             no amount of consideration (whether actual or contingent) is or remains payable by any Person in respect of any of the Excluded Assets and no Target Company has any liability in respect of any of the Excluded Assets (other than, for the avoidance of doubt, under the Great Central Railway Agreement); and

4.1.4                                             no taxation is payable by the Company or any Target Company in respect of any of the Excluded Assets (save to the extent provided for in the Completion Statements).

5.                                      PRE-COMPLETION MATTERS

5.1                               Operations pending Completion

5.1.1                                             Pending Completion, the Seller shall:

5.1.1.1                                   procure that each Group Company shall subject to clause 5.3, continue to operate in the ordinary course of business consistent with past practice, with the intention of preserving the value of its assets, goodwill and current business relationships and maintaining its trading and financial position;

5.1.1.2                                   give to the Purchaser all such assistance (including without limitation by procuring the attendance of Representatives of the Seller at meetings and assisting with any filings that may be required) as the Purchaser may reasonably request for the purposes of ensuring that the Company maintains its use of the Royal Warrant following Completion;

5.1.1.3                                   procure completion of the Pre-Sale Reorganisation, in accordance with the PwC Steps Paper (save for the matters envisaged by schedule 10);

5.1.1.4                                   until Completion, on or before the 21st day of each month, deliver to the Purchaser the Subsequent Monthly Financial Statements;

5.1.1.5                                   not, and will cause their respective Representatives not to, directly or indirectly (a) solicit, initiate, encourage, knowingly facilitate or entertain any inquiry or the making of any proposal or offer from any Person relating to any Alternate Transaction (as defined below); (b) enter into, continue or otherwise participate in any discussions or negotiations with any Person relating to any Alternate Transaction; (c) furnish to any Person any non-public information or grant to any Person access to the properties, assets, books, contracts, Personnel or records of the Company or any of its subsidiaries for the purpose of determining whether to make or pursue any inquiries or proposals relating to any Alternate Transaction or (d) enter into any agreement, arrangement or understanding with any Person with respect to, or otherwise cooperate in any way with, or assist, participate in, facilitate or encourage any effort or attempt by any Person to seek to do, any of the foregoing, in each case, other than the Purchaser and its Representatives.  If the Seller, the Company, any Acquired Company or any of their respective Affiliates, directors, officers, employees, agents, consultants or other advisers or representatives receives, prior to the Completion Date, any offer, proposal, request, enquiry or other contact, directly or indirectly, of the type referenced in this clause 5.1.1.5, the Seller shall as soon as reasonably practicable (and in any event within two Business Days) notify the Purchaser thereof, including information as to the identity of the offeror or Person making any such offer or proposal and the material terms of such offer or proposal and any other information as the Purchaser may reasonably request and none of the Seller nor its Representatives shall disclose any information to such Person or release any Person from any undertaking of confidentiality or restrictive covenant in connection with such offer or proposal;

5.1.1.6                                   procure, or shall cause to be procured, a “tail” directors’ and officers’ liability insurance policy covering each director and officer of the Group Companies as at immediately prior to Completion, for a period of six (6) years following the Completion Date, issued by insurers recommended by the Company’s brokers, as is appropriate for the Group Companies (including in respect of the existing directors’ and officers’ liability insurance policies for “Cromwell” and “Merlin”), subject to obtaining the prior written consent of the

Purchaser with respect thereto, such consent not to be unreasonably withheld or delayed;

5.1.1.7                                   procure that each Group Company has filed the 2014 Tax Returns with the relevant Tax Authorities;

5.1.1.8                                   procure that the Pension Deficit Amount is paid by the relevant Group Company to the trustees of the DB Scheme; and

5.1.1.9                                   procure (provided that such obligation shall not require the payment of any amount) that the relevant Group Company uses reasonable endeavours to obtain consent from:

(a)                                 Trust Company Limited (or such other relevant landlord) to the change of control of the relevant Group Company in terms acceptable to the Purchaser in relation to the premises known as Unit 4D, Building D, 3-29 Birnie Avenue, Lidcombe being part of the land in Folio Identifier 11/1047924;

(b)                                 David Powells (or such other relevant landlord) to the change of control of the relevant Group Company in terms acceptable to the Purchaser in relation to the premises known as Lot 1, Building Unit Plan 9701, Stanley, Yeerongpilly; and

(c)                                  DRA Henny Sulaemann (or such other relevant landlord) to the change of control of the relevant Group Company in terms acceptable to the Purchaser in relation to the premises known as 2 (two) lots of land in total 1.008m2 width, and 2 (two) warehouses above in total 864m2 width, situated on Bizpark Warehousing Zone 2, Commercial Estate, Blok A No. 7 and 8, located Jl Raya Penggilingan, Rawa Terate Sub district, Cakung District, Pulo Gadung, East Jakarta, 13920; and

(d)                                 Pangbourne Properties Limited (or such other relevant landlord) to the change of control of the relevant Group Company in terms acceptable to the Purchaser in relation to the premises known as Unit 2C and 2D - Jet Park 06, a PTN of ERF 543, 544, 545, 546 Jet Park Ext 39, ERF 547, 548, 549, 550, 551, 552, Jet Park Ext 40, situated Malcolm Moodie Crescent, Jet Park, Boksburg measuring approximately 2266m2;

5.1.1.10                            to the extent required under the terms of the Relevant Contract, procure (provided that such obligation shall not require the payment of any amount) that the relevant Group Company uses reasonable endeavours to obtain consent from the Relevant Counterparty of the Relevant Contract to the change of control of the relevant Group Company in terms acceptable to the Purchaser; and

5.1.1.11                            procure (provided that such obligation shall not require the payment of any amount) that the relevant Group Company uses reasonable endeavours to obtain duly executed service contracts for each of Mike Kerins and Gary Mortiboys in a form requested by the Purchaser.

5.1.2                                             The Seller shall procure that the SD Application be made to HMRC within five Business Days’ from the date of this agreement.

5.2                               Restrictions pending Completion

Pending Completion, the provisions of schedule 4 shall apply.

5.3                               Permitted actions

Clauses 5.1 and 5.2 shall not restrict or prevent a Group Company from doing anything:

5.3.1                                             required by, or to give effect to, any Acquisition Document;

5.3.2                                             with the Purchaser’s prior written consent; or

5.3.3                                             to comply with any applicable law or commitment entered into before exchange of this agreement in the ordinary course of business.

5.4                               Information and access

5.4.1                                             Pending Completion, the Seller shall procure that each Group Company shall (to the extent permitted by applicable competition laws) keep the Purchaser informed about matters of material importance to its business; promptly provide such information about its business, assets and affairs to the Purchaser as it reasonably requests; (subject to reasonable prior written notice having been given to the Seller) allow the Purchaser and its representatives reasonable access to its premises, books and records and Personnel during normal business hours; and co-operate with the Purchaser to assist the transition of the management and operation of the Group Companies to the Purchaser on Completion.

5.4.2                                             Without limiting the provisions of clause 5.4.1, the Seller shall, no later than three Business Days prior to the anticipated date for Completion, provide to the Purchaser an updated version of the Temporary Staff Schedule, setting forth (i) all Temporary Staff employed by any Group Company at the date falling three Business Days prior to the anticipated date for Completion and (ii) the Seller’s best, good faith estimate of all Temporary Staff employed by any Group Company at Completion.

5.5                               Pre-completion termination

5.5.1                                             This agreement may, by written notice given before Completion, be terminated by the Purchaser if Completion has not occurred at the Longstop Time (other than through the fault of the Purchaser to comply fully with its obligations under this Agreement) or by the Seller if Completion has not occurred at the Longstop Time (other than through the fault of the Seller to comply fully with its obligations under this Agreement).

5.6                               Right to serve a Rescission Notice

5.6.1                                             The Seller shall, immediately before Completion, serve a written notice (the “Confirmation Notice”) on the Purchaser which must contain:

5.6.1.1                                   a confirmation given by the Seller that it is not aware of any Material Repeated Warranty Breach; or

5.6.1.2                                   if the Seller is aware of a Material Repeated Warranty Breach, so far as is practicable and known to the Seller, sufficient detail to enable the Purchaser to make a reasonable assessment of the situation and its likely effect on the Group Companies.

5.6.2                                             If the Confirmation Notice includes confirmation that there is a Material Repeated Warranty Breach, the Purchaser may by notice to the Seller:

5.6.2.1                                   proceed to Completion to the extent reasonably practicable;

5.6.2.2                                   postpone Completion to another date not more than 30 days after the Completion Date (so that the provisions of clause 6 shall apply as if that later date is the Completion Date); and/or

5.6.2.3                                   serve a Rescission Notice pursuant to clause 5.6.3.

5.6.3                                             The Purchaser may terminate this agreement at any time on or prior to Completion by written notice to the Seller if:

5.6.3.1                                   there:

(a)                                 would be a breach of the Repeated Warranties (save to the extent Disclosed in the Disclosure Letter) if the Repeated Warranties were deemed to be repeated on Completion;

(b)                                 has been a Material Breach of the Agreement,

and the loss which would derive from such breach or breaches in aggregate would, when added to the Pensions Excess Amount, exceed £5,000,000 (five million pounds). For the avoidance of doubt, the Purchaser shall be entitled to serve a Rescission Notice pursuant to clause 5.6.3 notwithstanding the contents of the Confirmation Notice; or

5.6.3.2                                   there has been a Material Change in Law.

5.6.4                                             If the Purchaser serves a Rescission Notice pursuant to clause 5.6.3 then this agreement shall be terminated and neither party shall have any liability to the other arising out of the Acquisition Documents (save that the Surviving Provisions shall continue to apply). For the avoidance of doubt, (a) service of a Rescission Notice shall be the sole and exclusive remedy of the Purchaser in relation to the termination of this agreement under clause 5.6.3; and (b) if the Purchaser is entitled to serve a Rescission Notice pursuant to clause 5.6.3 and chooses not to do so, this agreement shall continue to apply in accordance with its terms.  For the avoidance of doubt, any deemed breach of the Repeated Warranties shall not give rise to any claim in damages in any event.

5.6.5                                             Nothing in this clause 5 shall operate to exclude or limit any liability of the Seller or any remedy available to the Purchaser in relation to any claim under this clause 5.6 that arises or is delayed as a result of the fraud, wilful misstatement, wilful misconduct or dishonest concealment on the part of the Seller, the Seller’s Guarantor or any Person connected with either of them.

5.6.6                                             For the purposes of this clause 5.6, in calculating any Loss, the amount of any Losses associated with any inaccuracy in, or breach of any warranty or other statement, or nonfulfillment, non-performance or other breach of any covenant or agreement by the Seller or the Company will be determined without regard for any materiality, “material adverse effect” or similar qualification (other than for the avoidance of doubt, expressly within the definition of Material Breach of this Agreement or Material Change of Law).

5.7                               Notification of changes

The Seller shall notify the Purchaser in writing as soon as reasonably practicable if it or any of them becomes actually aware of anything which might reasonably give the Purchaser a right to postpone Completion in accordance with clause 5.6.2.2 or serve a rescission notice under clause 5.6.  Any notification shall contain, so far as is practicable and known to the Seller, sufficient detail to enable the Purchaser to make a reasonable assessment of the situation and its likely effect on the Group Companies.

6.                                      COMPLETION

6.1                               Completion arrangements

Completion of the sale and purchase of the Shares shall take place at the office of the Purchaser’s Lawyers (or at such other place as may be agreed in writing between the Purchaser and the Seller) on the Completion Date.  The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the purchase of all of the Shares is completed simultaneously.

6.2                               Completion actions

On Completion the Seller shall comply with the obligations set out in part 1 of schedule 6 and subject to the Seller’s compliance with such obligations the Purchaser shall comply with the obligations set out in part 2 of schedule 6.

6.3                               Non-compliance

If, on the Completion Date, any party does not comply with its obligations under clause 6.2, then the Purchaser (in the case of the Seller’s non-compliance) or the Seller (in the case of the Purchaser’s non-compliance) may by written notice to the other:

6.3.1                                             proceed to Completion to the extent reasonably practicable;

6.3.2                                             postpone Completion to another date not more than 10 Business Days after the Completion Date (so that the provisions of this clause 6.3 (other than this clause 6.3.2) shall apply as if that later date is the Completion Date); or

6.3.3                                             subject to Completion having first been postponed in accordance with clause 6.3.2, terminate this agreement (but without prejudice to its remedies arising from any prior breach and on the basis that the terms of the Surviving Provisions remain in effect).

7.                                      WARRANTIES

7.1                               The Seller warrants to the Purchaser that the statements set out in schedule  and part 2 of schedule 3 are true and accurate as at the date of this agreement.

7.2                               The Seller acknowledges that the Purchaser is entering into this agreement in reliance (among other things) on each Warranty and with the intention of inducing the Purchaser to enter into this agreement.

7.3                               Subject to paragraph 3 (Disclosure) and paragraph 11 of schedule 5 no knowledge of the Purchaser (whether actual, constructive or imputed) shall prevent a Warranty Claim by the Purchaser or in any way limit the liability of the Seller in relation to a Warranty Claim and the Seller shall not invoke the Purchaser’s knowledge (whether actual, constructive or imputed) of any matter or thing as a defence to a Warranty Claim.

7.4                               Each of the Warranties is separate and independent and, unless otherwise expressly provided, the Purchaser shall have a separate claim and right of action in respect of every breach of every Warranty but shall not be entitled to recover its loss more than once.

7.5                               The Seller and the Seller’s Guarantor severally undertake that neither it nor any Person claiming under or through it shall:

7.5.1                                             make any claim against any Group Company or any of their directors, officers or employees;

7.5.2                                             enforce any right which it may have; or

7.5.3                                             raise any defence to any Warranty Claim,

in respect of any misrepresentation, inaccuracy or omission (other than one made fraudulently) in or from any information or advice provided by any Group Company or any of their directors, officers or employees for the purpose of assisting the Seller to make any representation, give any Warranty, enter into this agreement and/or prepare the Disclosed Information.

7.6                               Where a Warranty or clause 5.6 is qualified by a reference (however expressed) to the knowledge or awareness of the Seller, the Seller shall be deemed to know or be aware of anything which is known to:

7.6.1                                             any of the directors of the Company as at the Relevant Date; and

7.6.2                                             the Seller’s Guarantor,

and anything which would have been known to them (or any of them) had they made all reasonable enquiries of: (a) the Select Employees in part 2 of Schedule 9 (in respect of the paragraphs of schedule 2 set opposite their names in schedule 9); (b) KPMG LLP in relation to the Warranties at paragraph 41 (Pensions) of schedule 2; and (c) A J Gallagher, Leicester in relation to the Warranties at paragraph 22 (Insurances) of schedule 2 in relation to the subject matter of such Warranty.

7.7                               The Purchaser and the Purchaser’s Guarantor warrant (on a several basis) as follows:

7.7.1                                             the Purchaser and the Purchaser’s Guarantor has the legal right, requisite corporate power and authority and all necessary consents and authorisations to enter into and perform its obligations under this agreement and each other Acquisition Document to which it is or will be party.

7.7.2                                             this agreement and each other Acquisition Document to which the Purchaser and the Purchaser’s Guarantor is or will be party constitutes, or will when executed constitute (to the extent such obligations are enforceable at law), legal, valid and binding obligations on the Seller and (subject thereto) will be enforceable in accordance with their respective terms.

7.7.3                                             the entry into and performance of their obligations under this agreement and each other Acquisition Document by the Purchaser and the Purchaser’s Guarantor will not:

7.7.3.1                                   breach any agreement or instrument to which it is party or by which it is bound;

7.7.3.2                                   conflict with or breach or any order, judgement or undertaking to which the Purchaser is a party; or

7.7.3.3                                   require the consent, approval or authorisation of any Authority under any order, judgement or undertaking to which the Purchaser is a party.

8.                                      SELLER LIMITATIONS

8.1                               Except as provided in clauses 8.2 and 8.3, the liability of the Seller in respect of:

8.1.1                                             any General Warranty Claim shall be limited as set out in schedule 5;

8.1.2                                             any Indemnity Claim or claim under clause 9.3 shall be limited as set out in schedule 5; and

8.1.3                                             any Tax Claim shall be limited as set out in schedule 5 and part 1 of schedule 3.

8.2                               Nothing in schedule 5 or in part 1 of schedule 3 shall operate to exclude or limit any liability of the Seller or any remedy available to the Purchaser in relation to any General Warranty Claim, Indemnity Claim, claim under clause 9.3 or Tax Claim that arises or is delayed as a result of the fraud, wilful misstatement, wilful misconduct or dishonest concealment on the part of the Seller, the Seller’s Guarantor or any Person connected with either of them.

8.3                               The Seller shall not plead the Limitation Act 1980, nor invite any court to apply the provisions of such Act, and shall waive any right to plead the Limitation Act 1980 in respect of any General Warranty Claim or Tax Claim prior to the expiry of the relevant period in schedule 5 or paragraph 3.1 of Part 1 of Schedule 3 (as the case may be).

9.                                      INDEMNITIES AND PENSIONS LIABILITIES

9.1                               In this clause 9, “Purchaser Indemnified Matters” means:

9.1.1                                             any liability arising in relation to any of the Excluded Assets (save for the avoidance of doubt for the Great Central Railway Agreement);

9.1.2                                             any liability arising in relation to the Pre-Sale Reorganisation;

9.1.3                                             any liability to pay the Merlin Contingent Consideration;

9.1.4                                             any liability arising in relation to the agreement for the sale of Mediwell or any documents entered into in connection with such sale;

9.1.5                                             any liability in relation to any breach by a Group Company of any Anti-Corruption Laws prior to Completion and arising as a result of a successful prosecution by any Authority or a successful third party claim against a Group Company that such Group Company was liable or any person for whom such Group Company was vicariously liable breached any Anti-Corruption Laws prior to Completion;

9.1.6                                             any liability arising in relation to any breach of applicable legislation prior to Completion as a result of the employment of non-resident individuals by any Target Company in Uganda;

9.1.7                                             any liability arising from a breach of any laws by a Group Company in relation to the Employee Loans as a result of a successful prosecution by an Authority or a third party claim against a Group Company;

9.1.8                                             any liability arising in relation to any Related Party Transaction;

9.1.9                                             any liability relating to the Cromwell Equestrian Centre Arrangements;

9.1.10                                      any liability relating to any Debt or Seller Expense;

9.1.11                                      the amount of any Overpayment which is required to be repaid to a third party;

9.1.12                                      any liability arising in relation to the MG Employees; and

9.1.13                                      any liability in excess of £100,000 arising out of or in connection with any potential liability identified in paragraph 40.2.9 of the Disclosure Letter and/or any breach of the National Minimum Wage Regulations 2015 by any Group Company as a result of operating salary sacrifice schemes (including without limitation, STEER, child care vouchers or sacrifice for pension payments); and

9.1.14                                      any liability arising out of or in connection with the circumstances described in paragraphs 39.3.1 and 39.5.2 of the Disclosure Letter relating to employee ‘00620’ and employee ‘05179’ including in relation to any claim made by such employees.

9.2                               Subject to clause 8 (and save in respect of a claim in relation to Tax in respect of the Pre-Sale Reorganisation, to which the provisions of the Tax Covenant shall apply in place of this clause 9.2), the Seller undertakes to the Purchaser that it shall, immediately on any demand by the Purchaser from time to time, pay (on an After-Tax Basis) to the Purchaser an amount equal to all Loss which the Purchaser or any Group Company incurs or suffers from time to time arising out of or in connection with any Purchaser Indemnified Matter (including all Loss as a consequence of or which would not have arisen but for the Purchaser Indemnified Matters, but excluding, in the case of any claim under clauses 9.1.5, 9.1.6 and 9.1.7, the costs or expenses associated with any unsuccessful claim by a third party or prosecution which gives rise to an Indemnity Claim by the Purchaser).

9.3                               Schedule 13 shall apply.

10.                               RESTRICTIVE COVENANTS

10.1                        The Seller covenants with and, in consideration of the entry by the Purchaser’s Guarantor into this agreement, the Seller’s Guarantor covenants with the Purchaser, each Group Company and each other member of the Purchaser Group that it and he shall not (and it and he shall procure that any Person connected with it or him shall not) at any time after Completion:

10.1.1                                      in connection with any activity whatsoever, use or procure or cause or (so far as it is able) permit the use of any Restricted Name (save in relation to the Cromwell Equestrian Centre); or

10.1.2                                      for a period of five years after the Completion Date, do or say anything which is:

10.1.2.1                            intended to damage the goodwill or reputation of the Business or which disparages any of the Purchaser, the Purchaser’s Group, the Group Companies or any of their respective directors, officers, employees or agents; or

10.1.2.2                            likely to lead any Person to cease to do business with any Group Company or any other member of the Purchaser Group in relation to the Business on substantially equivalent terms to those previously offered, or not to engage in business with any Group Company or any other member of the Purchaser Group in relation to the Business.

10.2                        The Seller covenants with and, in consideration of the entry by the Purchaser’s Guarantor into this agreement, the Seller’s Guarantor covenants with the Purchaser, each Group Company and each other member of the Purchaser Group that it and he shall not (and it and he shall procure that any Person connected with it or him shall not) for a period of three years after the Completion Date, either on its own behalf or jointly with or as an officer, employee, adviser, consultant or agent for any other Person, directly or indirectly:

10.2.1                                      be engaged, concerned or interested in carrying on any Competing Business within any territory in which the Business was carried on at the Completion Date or at any time during the period of 12 months ending on the Completion Date;

10.2.2                                      accept, approach, canvass or solicit the custom of any Customer or any Potential Customer to the detriment of the Business, or use its knowledge of or influence over any Customer or any Potential Customer for the benefit of any Person carrying on a Competing Business;

10.2.3                                      to the detriment of the Business, seek to contract with or engage any Person who has been contracted with or engaged to manufacture, assemble, supply or deliver products, goods, materials or services to any Group Company at any time during the period of 12 months ending on the Completion Date;

10.2.4                                      approach, canvass, solicit, engage or employ any Person who at any time during the period of six months ending on the Completion Date was:

10.2.4.1                            a director of any Group Company;

10.2.4.2                            employed by any Group Company in a sales, marketing, financial, IT, technical or research function or other managerial role; or

10.2.4.3                            an employee, officer, consultant, sub-contractor or agent of any Group Company, with a view to the specific knowledge or skills of such Person being used by or for the benefit of any Person carrying on a Competing Business.

10.3                        Each of the covenants contained in clauses 10.1 and 10.2 shall constitute an entirely separate and independent restriction on the Seller and the Seller’s Guarantor.

10.4                        The Seller undertakes and, in consideration of the entry by the Purchaser’s Guarantor into this agreement, the Seller’s Guarantor undertakes, to the Purchaser, each Group Company and each other member of the Purchaser Group that it shall at all times keep confidential any Confidential Information that (a) is within its knowledge, possession, custody or control at Completion or (b) subsequently becomes within its knowledge, possession, custody or control pursuant to the terms of this agreement and use such Confidential Information only for the benefit of the Purchaser, any Group Company or any other member of the Purchaser Group and use reasonable endeavours to prevent the disclosure or misuse of any such Confidential Information.

10.5                        Clause 10.4 shall not apply if and to the extent that disclosure of Confidential Information is required by law or by any Authority or securities exchange to which the Seller is subject or submits to Confidential Information that has come into the public domain other than as a result of a breach of clause 10.4 to disclosure of Confidential Information by the Seller or the Seller’s Guarantor to its professional advisers, or to professional advisers of any Group Company or any other member of the Purchaser Group, in each case whose province it is to know the same and who is subject to appropriate obligations of confidentiality.

10.6                        In this clause 10, any reference to the “Business” includes any Business that may for the time being be transferred to any other member of the Purchaser Group.

10.7                        Each of the Seller and the Seller’s Guarantor, each having taken legal advice, agree and acknowledge that the restrictions contained in this clause 10 are fair and reasonable and necessary to assure to the Purchaser the full value and benefit of the Shares.

11.                               DIRECTORS AND SELECT EMPLOYEES

11.1                        The Seller shall procure that at or prior to Completion each of Michael Gregory and Sarah Jane Gregory shall resign as Directors of the Company with immediate effect and that each of Michael Gregory and Sarah Jane Gregory shall execute a resignation letter in the Agreed Form confirming, in each case, that they have no claims of any kind against any of the Target Companies and that no amounts, whether actual or contingent, are owing to either of them by any Target Company and that no Target Company has any liability to either of them in respect of any matter against any of the Target Companies (each a “Directors’ Release Letter”).

11.2                        The Seller shall use its reasonable endeavours to procure (provided that such obligation shall not require the payment of any amount or compensation) that on or prior to Completion, all domain names currently used by the Group Companies are registered in the name of a Group Company.

11.3                        The Seller shall use its best endeavours to procure (provided that such obligation shall not require the payment of any amount or compensation) that the Service Agreement Side Letters are entered into by each of the Select Employees listed in Part 1 of Schedule 9.

12.                               CONFIDENTIALITY AND ANNOUNCEMENTS

12.1                        The Non-Disclosure Agreement shall to the extent that it relates to the Confidential Information, remain in full force and effect until, but shall terminate on, Completion and otherwise, shall remain in full force and effect both before and after Completion.

12.2                        Subject to clause 12.4, no party shall at any time issue any press release, circular or other publicity (nor permit any Person connected with it to issue any press release, circular or other publicity) relating to the existence or provisions of this agreement or any other Acquisition Document or the sale of the Shares.

12.3                        The Purchaser shall procure that the Purchaser and its Affiliates will not disclose any confidential information concerning the Seller, the Seller’s Guarantor or its or his connected persons without the prior written consent of the Seller’s Guarantor.

12.4                        Clauses 12.2 and 12.3 shall not apply:

12.4.1                                      to an announcement in the Agreed Form; or

12.4.2                                      if and to the extent that an announcement is required:

12.4.2.1                            by law; or

12.4.2.2                            by any Authority or securities exchange to which the relevant party (or Person connected with it) is subject or submits, wherever situated, whether or not the requirement for disclosure has the force of law; or

12.4.2.3                            to vest the full benefit of this agreement in the relevant party,

provided that, in each case, such announcement shall only be made after consultation (so far as reasonably practicable and permitted by law) as to the timing and content of such announcement with (i) when the party making the announcement is a member of the Purchaser Group, the Seller; or (ii) when the party making the announcement is the Seller (or any Person connected with it), the Purchaser; and

12.4.3                                      if and to the extent that the announcement is expressly required or permitted by this agreement or is otherwise required to vest the full benefit of this agreement in the relevant party; and

12.4.4                                      if the announcement is made with the prior consent of (i) when the party making the announcement is a member of the Purchaser Group, the Seller; or (ii) when the party making the announcement is a Seller (or any Person connected with it), the Purchaser, in each case, such consent not to be unreasonably withheld or delayed.

13.                               POST-COMPLETION

13.1                        Seller’s access to information

The Purchaser shall procure that (on giving reasonable written notice to the Purchaser) each Seller and its agents are permitted during normal business hours (and in such manner as to not interfere with the normal operations of the Group Companies of the Purchaser) to have access to, and to take copies (at the Seller’s expense) of, such books of account, records, documents and information of any Group Company (in whatever form) relating to the period before Completion as they reasonably require for tax or accounting purposes, or to comply with any applicable law or requirement of any Authority or securities exchange to which the relevant Seller (or Person connected with it) is subject or submits provided that nothing in this clause 13.1 shall require the Purchaser or any Group Company to provide or allow access to any books of account, records, documents and information that is reasonably regarded by the Purchaser to be likely to prejudice the requirements of its insurers or which is legally privileged or contravenes any laws.

13.2                        Guarantees given by Group Companies

The Seller shall procure the release of each Group Company from all guarantees, securities, indemnities, agreements or other commitments given by or binding on any Group Company in respect of any obligation or liability of any Seller or any Person connected with any Seller, other than the Target Companies, (“Group Company Guarantees”) with effect from Completion, or as soon as reasonably practicable after Completion.

14.                               SELLER GUARANTEE AND INDEMNITY

14.1                        In this clause 14, “Guaranteed Obligations” means all present and future obligations of the Seller under this agreement.

14.2                        In consideration of the Purchaser entering into this agreement, the Seller’s Guarantor irrevocably and unconditionally:

14.2.1                                      guarantees to the Purchaser the due and punctual performance and observance by the Seller of the Guaranteed Obligations; and

14.2.2                                      undertakes to the Purchaser that, if and whenever the Seller defaults for any reason in the performance of any Guaranteed Obligation, the Seller’s Guarantor shall immediately on demand perform (or procure the performance of) and satisfy (or procure the satisfaction of) such Guaranteed Obligation in the manner set out in this agreement as if it were the principal obligor, and so that the same benefits shall be conferred on the Purchaser as would have been conferred on it had such Guaranteed Obligation been duly performed and satisfied by the Seller.

14.3                        The guarantee contained in this clause 14 is:

14.3.1                                      a continuing guarantee and shall extend to all of the Guaranteed Obligations regardless of any intermediate payment or discharge in whole or in part; and

14.3.2                                      in addition to, and is not in substitution for and shall not merge with or be prejudiced by, any other rights, remedies or security which the Purchaser may at any time hold in respect of the Guaranteed Obligations.

14.4                        If any payment by the Seller or discharge given by the Purchaser is avoided or reduced as a result of insolvency, liquidation, administration or otherwise, the liability of the Seller and the Seller’s Guarantor under this clause 14 shall continue or be reinstated as if the payment, discharge, avoidance or reduction had not occurred.

14.5                        The obligations of the Seller’s Guarantor under this clause 14 shall not be affected by any act, omission, matter or thing which, but for this clause 14, would reduce, release or prejudice any such obligations as if the Seller’s Guarantor was the primary obligor (without limitation and whether or not known to the Purchaser or the Seller), including:

14.5.1                                      any amendment, variation, novation or supplement (however fundamental and whether or not more onerous) of or to this agreement and/or the Guaranteed Obligations (save for any amendment or variation expressed to apply to the obligations of the Seller’s Guarantor);

14.5.2                                      without in any way limiting the application of the provisions of paragraph 2 (Time Limits) of schedule 5, any failure or delay in seeking performance of any Guaranteed Obligation or any granting of time or other indulgence for such performance;

14.5.3                                      any illegality, invalidity or unenforceability of any obligation or liability of any Person under this agreement (save where any obligation contained in clause 10 (Restrictive Covenant) is unenforceable at law ignoring the status or capacity of the Seller);

14.5.4                                      any incapacity or lack of power, authority or legal Personality of or dissolution of the Seller or any other Person;

14.5.5                                      any change in the constitution, status or control of the Seller;

14.5.6                                      any insolvency, liquidation, administration or other equivalent or similar proceedings;

14.5.7                                      without in any way limiting the application of the provisions of paragraph 2 (Time Limits) of schedule 5, the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against (save for variation, compromise or release expressly applying to the Seller’s Guarantor) expressed to apply to the obligations of the Seller’s Guarantor, or security over assets of, the Seller or any other Person, or any non presentation or non observance of any formality or other requirement in respect of any instrument, or any failure to realise the full value of any security; or

14.5.8                                      the release of the Seller or any other Person under the terms of any composition or arrangement with any creditor (unless expressly applicable to the Seller’s Guarantor).

14.6                        Until all amounts which are or may become payable by the Seller under or in connection with this agreement have been paid in full, the Seller’s Guarantor shall not:

14.6.1                                      exercise any security or other rights which it may have against the Seller by reason of the performance by it of its obligations under this agreement, or by reason of any amount being payable, or liability arising, under this clause 14, whether such rights arise by way of set off, counterclaim, subrogation, indemnity or otherwise; or

14.6.2                                      have or take from the Seller or any other surety for any Guaranteed Obligation any security in respect of its liability under this clause 14.

14.7                        The Seller’s Guarantor waives any right it may have to require the Purchaser (or any trustee or agent on its behalf) to proceed against or enforce any security or other rights against or claim payment from any Person before claiming from the Seller’s Guarantor under this clause 14 apart from as provided in schedule 8 (Escrow Provisions).  This clause 14.7 applies irrespective of any law or any provision of this agreement to the contrary.

15.                               PURCHASER GUARANTEE AND INDEMNITY

15.1                        In this clause 15, “Guaranteed Obligations” means all present and future obligations of the Purchaser to pay monies to the Seller under clause 3 of this agreement.

15.2                        In consideration of the Seller entering into this agreement, the Purchaser’s Guarantor irrevocably and unconditionally:

15.2.1                                      guarantees to the Seller the due and punctual performance and observance by the Purchaser of the Guaranteed Obligations; and

15.2.2                                      undertakes to the Seller that, if and whenever the Purchaser defaults for any reason in the performance of any Guaranteed Obligation, the Purchaser’s Guarantor shall immediately on demand perform (or procure the performance of) and satisfy (or procure the satisfaction of) such Guaranteed Obligation in the manner set out in this agreement as if it were the principal obligor, and so that the same benefits shall be conferred on the Seller as would have been conferred on it had such Guaranteed Obligation been duly performed and satisfied by the Purchaser.

15.3                        The guarantee contained in this clause 15 is:

15.3.1                                      a continuing guarantee and shall extend to all of the Guaranteed Obligations regardless of any intermediate payment or discharge in whole or in part; and

15.3.2                                      in addition to, and is not in substitution for and shall not merge with or be prejudiced by, any other rights, remedies or security which the Seller may at any time hold in respect of the Guaranteed Obligations.

15.4                        If any payment by the Purchaser or discharge given by the Seller is avoided or reduced as a result of insolvency, liquidation, administration or otherwise, the liability of the Purchaser and the Purchaser’s Guarantor under this clause 15 shall continue or be reinstated as if the payment, discharge, avoidance or reduction had not occurred.

15.5                        The obligations of the Purchaser’s Guarantor under this clause 15 shall not be affected by any act, omission, matter or thing which, but for this clause 15, would reduce, release or prejudice any such obligations as if the Purchaser’s Guarantor was the primary obligor (without limitation and whether or not known to the Purchaser or the Seller), including:

15.5.1                                      any amendment, variation, novation or supplement (however fundamental and whether or not more onerous) of or to this agreement and/or the Guaranteed Obligations (save for any amendment or variation expressed to apply to the obligations of the Purchaser’s Guarantor);

15.5.2                                      any failure or delay in seeking performance of any Guaranteed Obligation or any granting of time or other indulgence for such performance;

15.5.3                                      any illegality, invalidity or unenforceability of any obligation or liability of any Person under this agreement;

15.5.4                                      any incapacity or lack of power, authority or legal Personality of or dissolution of the Purchaser or any other Person;

15.5.5                                      any change in the constitution, status or control of the Purchaser;

15.5.6                                      any insolvency, liquidation, administration or other equivalent or similar proceedings;

15.5.7                                      the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against (save for any variation, compromise or release expressed to apply to the obligations of the Purchaser’s Guarantor), or security over assets of, the Purchaser or any other Person, or any non-presentation or non-observance of any formality or other requirement in respect of any instrument, or any failure to realise the full value of any security; or

15.5.8                                      the release of the Purchaser or any other Person under the terms of any composition or arrangement with any creditor (unless expressly applicable to the Purchaser’s Guarantor).

15.6                        Subject to the requirements of the Purchaser’s Group’s credit facilities from time to time, until all amounts which are or may become payable by the Purchaser under or in connection with this agreement have been paid in full, the Purchaser’s Guarantor shall not:

15.6.1                                      exercise any security or other rights which it may have against the Purchaser by reason of the performance by it of its obligations under this agreement, or by reason of any amount being payable, or liability arising, under this clause 15, whether such rights arise by way of set-off, counterclaim, subrogation, indemnity or otherwise; or

15.6.2                                      have or take from the Purchaser or any other surety for any Guaranteed Obligation any security in respect of its liability under this clause 15.

15.7                        The Purchaser’s Guarantor waives any right it may have to require the Seller (or any trustee or agent on its behalf) to proceed against or enforce any security or other rights against or claim payment from any Person before claiming from the Purchaser’s Guarantor under this clause 15.  This clause 15.7 applies irrespective of any law or any provision of this agreement to the contrary.

16.                               EFFECT OF TERMINATION

16.1                        If this agreement is terminated under clause 5.5.1, 5.6.3 or 6.3.3, then each party’s further rights, obligations and liabilities under this agreement shall cease immediately on termination, except for:

16.1.1                                      each party’s accrued rights (including the right to claim any remedy for breach or non-performance), obligations and liabilities as at the date of termination (other than in respect of the General Warranties, the Tax Warranties, the Indemnities and the Tax Covenant where any claim shall lapse upon termination); and

16.1.2                                      each party’s continuing rights, obligations and liabilities under this clause 16 and clauses 1 (Definitions and interpretation), 5.6 (Pre-Completion termination), 11 (Confidentiality and announcements), 14 (Seller Guarantee and indemnity), 16 (Purchaser Guarantee and indemnity) 17 (Assignment and successors), 18 (Third party rights), 19 (Costs and expenses), 20 (Payments, etc), 22 (Entire agreement), 24 (Severance), 25 (Variation), 26 (Waiver and cumulative remedies), 27 (Counterparts), 28 (Notices), 29 (Agent for service) and 30 (Governing law and jurisdiction) (the “Surviving Provisions”).

16.2                        To the extent lawful and except as stated in clauses 5.5.1, 5.6 and 6.3.3 or in the case of fraud or deliberate misstatement, dishonest conduct or dishonest concealment, no party shall have any right to rescind or terminate this agreement or to treat it as having been terminated (whether before or after Completion).

16.3                        Clause 5.6.3 applies on service of a Rescission Notice under clause 5.6.

17.                               ASSIGNMENT AND SUCCESSORS

17.1                        In this clause 17, any reference to a party’s “rights under this agreement” includes all or any benefits or rights of that party under this agreement, including (in the case of the Purchaser) the Warranties (together with any cause of action arising out of or in connection with any Warranty).

17.2                        Unless otherwise expressly provided in this agreement, no party may assign, transfer, grant any Encumbrance over, declare any trust over or deal in any way with its rights under this agreement without the prior consent of:

17.2.1                                      (in the case of any such dealing by the Seller) the Purchaser and the Purchaser Guarantor; or

17.2.2                                      (in the case of any such dealing by the Purchaser) the Seller,

in each case, such consent not to be unreasonably withheld or delayed.

17.3                        The Purchaser may, at any time and on more than one occasion, assign or grant any Encumbrance over its rights under this agreement by way of security in favour of any Person who has agreed at any time to provide finance to the Purchaser or any other member of the Purchaser Group, and/or to any agent or trustee of such Person for the time being; and any such security may be enforced or released.

17.4                        If there is an assignment, transfer, grant, declaration or dealing by a party as permitted by this clause 17:

17.4.1                                      such party shall, as soon as reasonably practicable, give written notice of such dealing to:

17.4.1.1                            (in the case of any such dealing by any Seller) the Purchaser and the Purchaser’s Guarantor; or

17.4.1.2                            (in the case of any such dealing by the Purchaser) the Seller.

However, failure to give such notice shall not affect the validity of such dealing; and

17.4.2                                      the amount of loss or damage recoverable by any assignee or other Person entitled to the rights under this agreement pursuant to this clause 17 shall not be greater than the amount of loss or damage which that party would have been able to recover had (a) such assignment, transfer, grant, declaration or dealing and (b) any related transfer of all or any of the shares of any Group Company or all or any of the assets or undertaking of any Group Company not taken place.

17.5                        A party may disclose information that it is otherwise required to keep confidential under clause 11 to a proposed assignee or any other Person with whom it is dealing as permitted by this clause 17, provided that:

17.5.1                                      such disclosure is reasonably required for the purposes of the proposed assignment, transfer, grant, declaration or dealing; and

17.5.2                                      the disclosing party:

17.5.2.1                            ensures that the Person to whom the information is to be disclosed is made aware of the provisions of clause 11 before such disclosure is made; and

17.5.2.2                            uses reasonable endeavours to procure that such Person complies with the provisions of clause 11 as if they were that disclosing party.

17.6                        This agreement shall be binding on and continue for the benefit of the successors, estate and Personal representatives and assignees (as the case may be) of each party.

18.                               THIRD PARTY RIGHTS

18.1                        Any Purchaser Group Transferee shall be entitled to, and may enforce (either on its own or together with the Purchaser and/or any other Purchaser Group Transferee), the benefit and rights of the Purchaser under this agreement as if such Purchaser Group Transferee had been originally named as the Purchaser in this agreement provided that any Purchaser Group Transferee which is entitled to make a claim under this clause 18.1 shall be subject to the limitations contained in this agreement as if it had been originally named as the Purchaser and this clause 18.1 shall not result in the Seller being liable to pay damages or other compensation or reimbursement more than once in respect of the same loss and the amount of loss or damage recoverable by any Purchaser Group Transferee shall not be greater than the amount of loss or damage which the Purchaser would have been able to recover had the Relevant Transfer not taken place.

18.2                        Those Persons named, or which fall within the class of Person described, in column (1) of the table below (“Third Parties”) may enforce against the parties the benefits and rights given to them under the clause(s) set out against their name or class in column (2), subject to and in accordance with the terms of such clause(s) and (subject to clauses 18.3 and 18.5) the provisions of the Contracts (Rights of Third Parties) Act 1999 (“CRTPA”), provided that a Third Party shall give written notice to the parties to this agreement confirming its agreement to clause 30 before bringing any legal action or proceedings to enforce any of its benefits or rights under this agreement.

(1) Third party	(2) May enforce clause(s)
Each Group Company	7.5 (No claim against any Group Company, etc) 10 (Restrictive covenants) 13.1 (Purchaser’s access to information) 13.2 (Guarantees given by the Group Companies)

(1) Third party	(2) May enforce clause(s)
Member of the Purchaser Group	10 (Restrictive covenants)
Member of the Purchaser Group	11 (Confidentiality)
Purchaser Group Transferee	18 (Third party rights)
Those Persons identified in clause 22.7	22.4 and 22.7 (Entire agreement)

18.3                        Unless otherwise expressly provided in this agreement, no Third Party may assign, transfer, grant any Encumbrance over, declare any trust over or deal in any way with any benefit or right conferred on it by clause 18.2 without the prior consent of each party, such consent not to be unreasonably withheld or delayed.

18.4                        A party may disclose information that it is otherwise required to keep confidential under clause 11 to a Third Party, provided that such disclosure is reasonably required for the Third Party to enjoy or enforce the benefits or rights conferred on it by clause 18.2 and the disclosing party ensures that the Third Party to whom the information is to be disclosed is made aware of the provisions of clause 11 before such disclosure is made; and procures that such Third Party complies with the provisions of clause 11 as if they were that disclosing party.

18.5                        The parties to this agreement may, without the consent of any Third Party, rescind or vary this agreement in such a way as to extinguish or alter the benefits or rights conferred by clause 18.2.

18.6                        Except as provided in clause 18.2, a Person who is not a party to this agreement shall not have any right under the CRTPA to enforce any term of this agreement.  This clause does not affect any right or remedy of any Person which exists or is available otherwise than pursuant to the CRTPA.

18.7                        Without prejudice to clause 18.6, no successor or assignee of any party shall have any right under the CRTPA to enforce any term of this agreement, whether before or following its succession or the assignment to it.  The rights of such successor or assignee shall, subject to and following any succession or assignment, be governed by the terms of this agreement.

19.                               COSTS AND EXPENSES

19.1                        Unless otherwise expressly provided in this agreement, each party shall bear its own costs and expenses incurred in relation to the negotiation, preparation, execution and implementation of this agreement.

19.2                        All stamp duty payable on or in respect of the transfer of the Shares to the Purchaser shall be borne by the Purchaser. Any stamp duty payable on or in respect of the Pre-Sale Reorganisation shall be borne by the Seller.

20.                               PAYMENTS

20.1                        Any payment to be made to the Seller under this agreement shall be effected by transfer of immediately available funds through a UK clearing bank to the client account of the Seller’s Lawyers.  The Seller’s Lawyers are irrevocably and unconditionally authorised to receive any sum paid to them in accordance with this clause 20.1, receipt of such sum in their client account shall be an effective discharge of the Purchaser’s or the Purchaser’s Guarantor’s obligation to pay or procure payment of such sum, and neither the Purchaser nor the Purchaser’s Guarantor shall be concerned to see to the application of it.

20.2                        Any payment to be made to the Purchaser under this agreement shall be effected by transfer of immediately available funds through a UK clearing bank to the account of the Purchaser notified in writing to the Seller for this purpose.

20.3                        Where this agreement requires a payment to be made on a particular date, any notice to be given pursuant to clause 20.2 must be deemed to have been served or delivered in accordance with clause 28 not less than three Business Days before that date.

21.                               FURTHER ASSURANCE

21.1                        Without prejudice and in addition to the other provisions of this agreement (whether express or implied by law), the Seller shall, from time to time and at its own expense, promptly do (or procure to be done) all such other things and/or execute and deliver (or procure to be executed and delivered) all such other documents as the Purchaser may reasonably require and in a manner or form reasonably satisfactory to the Purchaser to give full effect to, and to secure to the Purchaser the full benefit of the rights and remedies conferred on it by, the Acquisition Documents (excluding the payment of stamp duty in respect of the transfer of the Shares).

21.2                        Without limiting the provisions of clause 21.1, the Seller’s Guarantor hereby undertakes to provide the Purchaser at its cost with all such assistance as the Purchaser may reasonably request in connection with securing the continuance after Completion of the Royal Warrant including without limitation by procuring the attendance of representatives of the Seller at meetings and assisting with any filings that may be required as the Purchaser may reasonably request for the purposes of ensuring that the Company maintains its use of the Royal Warrant following Completion (but not as to require the attendance of the Seller’s Guarantor at any meetings).

22.                               ENTIRE AGREEMENT

22.1                        In this clause 22, “Pre-Contractual Statement” means any representation, statement, assurance, covenant, undertaking, warranty, indemnity, guarantee or commitment (whether contractual or otherwise) made or given before the date of this agreement.

22.2                        The Acquisition Documents supersede and extinguish all previous agreements, arrangements and understandings between, or Pre-Contractual Statements given by, the parties relating to the subject matter of the Acquisition Documents (or any of them).

22.3                        The Acquisition Documents (as varied in accordance with their terms) constitute the entire agreement and understanding between the parties in respect of the subject matter of the Acquisition Documents (or any of them).

22.4                        Each party acknowledges and represents to the others that it has not relied on, or been induced to enter into this agreement or any other Acquisition Document by, any Pre-Contractual Statement given by any Person (whether a party to this agreement or not), other than as set out in the Acquisition Documents (or any of them) and each party hereby waives any rights or remedies arising from any such Pre-Contractual Statements (other than as set out in the Acquisition Documents) which may have been given.

22.5                        No party shall be liable to the others in equity, contract or tort (including negligence), under the Misrepresentation Act 1967 or in any other way for any Pre-Contractual Statement that is not set out in this agreement or any other Acquisition Document.

22.6                        Except for any Warranty, no party shall be liable to the others in tort (including negligence) or under the Misrepresentation Act 1967 for any Pre-Contractual Statement.

22.7                        No member of the Purchaser Group (other than the Purchaser and the Guarantor), nor any adviser to or funder of the Purchaser or such member, shall be liable to any Seller (in equity, contract or tort (including negligence), under the Misrepresentation Act 1967 or in any other way) for any Pre-Contractual Statement.

22.8                        This clause 22 shall not exclude or limit any liability arising as a result of any fraud, wilful misstatement, wilful misconduct or dishonest concealment.

23.                               EFFECT OF COMPLETION

Each provision of this agreement which is not fully performed at Completion (but which remains capable of performance) shall remain in full force and effect despite Completion, and, in particular, the rights and remedies of the Purchaser in respect of any breach of the Warranties shall not be affected by Completion.

24.                               SEVERANCE

24.1                        If any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect under the laws of any jurisdiction, that shall not affect or impair:

24.1.1                                      the legality, validity or enforceability in that jurisdiction of any other provision of this agreement; or

24.1.2                                      the legality, validity or enforceability under the laws of any other jurisdiction of that or any other provision of this agreement.

24.2                        If any illegal, invalid or unenforceable provision of this agreement would be legal, valid or enforceable if some part or parts of it were deleted, such provision shall apply with the minimum deletion(s) necessary to make it legal, valid or enforceable.

25.                               VARIATION

No variation of this agreement shall be valid unless it is in writing and signed by or on behalf of the Purchaser and the Seller or Seller’s Guarantor whose rights or obligations under this agreement are affected by such variation.

26.                               WAIVER AND CUMULATIVE REMEDIES

26.1                        The rights and remedies of each party under or in respect of this agreement may be waived only by express written notice.  Any waiver shall apply only to the Person to whom it is addressed and in the instance and for the purpose for which it is given.

26.2                        Subject to the provisions of schedule 5, no right or remedy under or in respect of this agreement shall be precluded, waived or impaired by:

26.2.1                                      any failure to exercise or delay in exercising it;

26.2.2                                      any single or partial exercise of it;

26.2.3                                      any earlier waiver of it, whether in whole or in part; or

26.2.4                                      any failure to exercise, delay in exercising, single or partial exercise of or waiver of any other such right or remedy except to the extent expressed in writing.

26.3                        Subject to the provisions of schedule 5, where a party waives a right or remedy in relation to one party, or takes or fails to take or delays in taking any action against that party, such waiver, action, failure or delay shall not preclude, waive or impair its rights or remedies against any other party.

26.4                        Unless otherwise expressly provided in this agreement, the rights and remedies under this agreement are in addition to, and do not exclude, any rights or remedies provided by law or in equity.

27.                               COUNTERPARTS

27.1                        This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

27.2                        Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute one and the same agreement.

28.                               NOTICES

28.1                        Any notice or other communication to be given or made to a party under this agreement (“Notice”):

28.1.1                                      shall be in writing and in English;

28.1.2                                      shall be sent to the postal or email address and (where appropriate) for the attention of the Person specified in:

28.1.2.1                            in the case of a Notice to the Seller or the Seller’s Guarantor, clause 28.3; or

28.1.2.2                            in the case of a Notice to the Purchaser or the Purchaser’s Guarantor, clause 28.3,

or such other address or Person as each party may notify to the others in accordance with clauses 28.6 or 28.7 or 29.3;

28.1.3                                      may be served on or delivered to the relevant party:

28.1.3.1                            personally or by hand delivery;

28.1.3.2                            by prepaid first class or special (or other recorded) delivery post;

28.1.3.3                            by airmail;

28.1.3.4                            by facsimile transmission; or

28.1.3.5                            subject to clause 28.2, by email; and

28.1.4                                      in the case of a Notice served on the Seller or the Seller’s Guarantor, shall also be served on the Seller’s Lawyers.

28.2                        When a Notice is served on or delivered to a party (“Recipient”) by email, the party serving or delivering the Notice (“Sender”) must deliver a copy of such Notice to the Recipient in accordance with the provisions of clauses 28.1.3.1 and 28.4.1 or clauses 28.1.3.2 and 28.4.2 by 5.00 pm on the fifth Business Day after the date on which the original Notice is deemed to have been served or delivered in accordance with clause 28.4.5.  Failure by the Sender to deliver such copy Notice to the Recipient shall not invalidate the service or delivery of the original Notice (or delay the time of deemed service or delivery under clause 28.4.5).

28.3                        The postal and email addresses of the parties for the purposes of clause 28.1.2 are set out in schedule 16.

28.4                        Any Notice which has been served or delivered in accordance with clause 28 shall be deemed to have been served or delivered:

28.4.1                                      if served or delivered Personally or by hand, at the time of service or delivery;

28.4.2                                      if posted, at 10.00 am on the second Business Day after the date of posting unless there is evidence of earlier receipt;

28.4.3                                      if sent by airmail, at 10.00 am on the seventh Business Day after the date of posting unless there is evidence of earlier receipt;

28.4.4                                      if sent by facsimile transmission, when an uninterrupted transmission can be confirmed by a transmission report of the sender; or

28.4.5                                      if sent by email, at the time the email is sent,

provided that if, under clauses 28.4.1 or 28.4.5, any Notice would be deemed to have been served or delivered after 5.00 pm on a Business Day and before 9.00 am on the next Business Day, such Notice shall be deemed to have been served or delivered at 9.00 am on the second of such Business Days.

28.5                        In proving service or delivery of a Notice, it shall be sufficient to prove that the party receiving the Notice (“Recipient”) has acknowledged the Notice or:

28.5.1                                      that service or delivery Personally or by hand was made;

28.5.2                                      in the case of posting, that the envelope containing the Notice was properly addressed and posted by prepaid first class or special (or other recorded) delivery post; or

28.5.3                                      in the case of an email, that the email was properly addressed and sent to the email address of the Recipient for the purposes of clause 28.1.2 (a confirmation setting out each Recipient to whom the email was sent being proof of service).

28.6                        Subject to clauses 28.7 and 29.3, a party may notify the other parties of a change to its name, postal or email address or relevant contact for the purposes of clause 28.1.2.  Such notice shall be effective on the fifth Business Day after the date on which such notice is deemed to have been served or delivered in accordance with this clause 28, or such later date as may be specified in the notice.

28.7                        If the Seller or the Seller’s Guarantor no longer has a postal address in the United Kingdom (or if, for any reason, any agent or any substitute agent appointed pursuant to this clause 28.7 ceases to be able to act as agent or no longer has a postal address in the United Kingdom), the Seller or the Seller’s Guarantor (as the case may be) shall immediately:

28.7.1                                      (subject to this clause 28.7) irrevocably appoint an agent (or substitute agent, as the case may be) with a postal address in the United Kingdom as its agent to accept service on its behalf of:

28.7.1.1                            Notices, and irrevocably agrees that any Notice to be given to it is deemed to have been properly given if it is given to such agent (or substitute agent, as the case may be) in accordance with the provisions of this clause 28 (whether or not such Notice is forwarded to or received by the Seller or the Seller’s Guarantor as applicable); and

28.7.1.2                            process in any legal action or proceedings before the courts of England and Wales relating to any Acquisition Dispute, and irrevocably agrees that failure by such agent (or substitute agent, as the case may be) to notify it of the process will not invalidate the legal action or proceedings concerned; and

28.7.2                                      notify the Purchaser and the Purchaser’s Guarantor of the name, relevant contact (where appropriate) and postal and email addresses of the agent (or substitute agent, as the case may be).

Such appointment and notice shall be effective on the fifth Business Day after the date on which the notice given pursuant to clause 28.7.2 is deemed to have been served or delivered in accordance with this clause 28

28.8                        If the Purchaser or the Purchaser’s Guarantor no longer has a postal address in the United Kingdom (or if, for any reason, any agent or any substitute agent appointed pursuant to this clause 28.8 ceases to be able to act as agent or no longer has a postal address in the United Kingdom), the Purchaser and the Purchaser’s Guarantor (as the case may be) shall immediately:

28.8.1                                      (subject to this clause 28.8) irrevocably appoint an agent (or substitute agent, as the case may be) with a postal address in the United Kingdom as its agent to accept service on its behalf of:

28.8.1.1                            Notices, and irrevocably agrees that any Notice to be given to it is deemed to have been properly given if it is given to such agent (or substitute agent, as the case may be) in accordance with the provisions of this clause 28 (whether or not such Notice is forwarded to or received by the Purchaser or the Purchaser’s Guarantor (as applicable)); and

28.8.1.2                            process in any legal action or proceedings before the courts of England and Wales relating to any Acquisition Dispute, and irrevocably agrees that failure by such agent (or substitute agent, as the case may be) to notify it of the process will not invalidate the legal action or proceedings concerned; and

28.8.2                                      notify the Seller and the Seller’s Guarantor of the name, relevant contact (where appropriate) and postal and email addresses of the agent (or substitute agent, as the case may be).

Such appointment and notice shall be effective on the fifth Business Day after the date on which the notice given pursuant to clause 28.8.2 is deemed to have been served or delivered in accordance with this clause 28.

29.                               AGENT FOR SERVICE

29.1                        In this clause 29, “Seller’s Guarantor’s Agent” means the Seller (or any substitute agent appointed pursuant to clause 29.3) and “Purchaser’s Guarantor’s Agent” means the Purchaser.

29.2                        Each of the Seller’s Guarantor and the Purchaser’s Guarantor:

29.2.1                                      (subject to clause 29.3) irrevocably appoints in the case of the Seller’s Guarantor, the Seller’s Guarantor’s Agent and in the case of the Purchaser’s Guarantor, the Purchaser’s Guarantor’s Agent as its agent to accept service on its behalf of (a) Notices and (b) process in any legal action or proceedings before the courts of England and Wales relating to any Acquisition Dispute;

29.2.2                                      irrevocably agrees that any Notice to be given to it is deemed to have been properly given if it is given to the Seller’s Guarantor’s Agent or the Purchaser’s Guarantor’s Agent in accordance with the provisions of clause 28 (whether or not such Notice is forwarded to or received by the Purchaser’s Guarantor or the Seller’s Guarantor); and

29.2.3                                      irrevocably agrees that failure by the Seller’s Guarantor’s Agent or the Purchaser’s Guarantor’s Agent to notify it of the process will not invalidate the legal action or proceedings concerned.

29.3                        If, for any reason, the Seller’s Guarantor’s Agent or Purchaser’s Guarantor’s Agent ceases to be able to act as agent or no longer has a postal address in the United Kingdom, the Seller’s Guarantor and/or the Purchaser’s Guarantor (as the case may be) shall immediately:

29.3.1                                      (subject to this clause 29.3) irrevocably appoint a substitute agent with a postal address in the United Kingdom;

29.3.2                                      notify the other of the name, relevant contact (where appropriate) and postal and email addresses of the substitute agent; and

29.3.3                                      such appointment and notice shall be effective on the fifth Business Day after the date on which the notice given pursuant to clause 29.3.2 is deemed to have been served or delivered in accordance with clause 28.

29.4                        The Purchaser shall serve a copy of any process in any legal action or proceedings before the courts of England and Wales relating to any Acquisition Dispute on the Seller’s Lawyer at the address stated in clause 28.3.

30.                               GOVERNING LAW AND JURISDICTION

30.1                        This agreement and any Acquisition Dispute are governed by and shall be construed in accordance with English Law.

30.2                        The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Acquisition Dispute.

30.3                        The parties irrevocably agree that the courts of England and Wales are the most appropriate and convenient courts to settle Acquisition Disputes and, accordingly, the parties will not argue to the contrary.  Further, the parties irrevocably agrees that a judgment in any legal action or proceedings brought in the courts of England and Wales in relation to an Acquisition Dispute shall be conclusive and binding on the parties and may be enforced in the courts of any other jurisdiction.

30.4                        Each party irrevocably agrees that any process in any legal action or proceedings relating to any Acquisition Dispute may be served on it in accordance with the provisions of clause 28 and 29.

30.5                        Nothing in this agreement shall affect the right of any party to serve any process in any legal action or proceedings relating to any Acquisition Dispute in any other manner permitted by law.

SCHEDULE 2:  GENERAL WARRANTIES

1.                                      Seller related matters

1.1                               The Seller

1.1.1                                             No Insolvency Event has occurred in relation to the Seller and there are no circumstances which are likely to give rise to such an Insolvency Event.

1.1.2                                             The Seller has the legal right, full power and authority and all necessary consents and authorisations to enter into and perform its obligations under this agreement and each other Acquisition Document to which it is or will be party.

1.1.3                                             This agreement and each other Acquisition Document to which the Seller is or will be party constitutes, or will when executed constitute (except to the extent provisions are unenforceable as a matter of general law) legal, valid and binding obligations on the Seller and (subject thereto) will be enforceable in accordance with their respective terms.

1.1.4                                             The entry into and performance of their obligations under this agreement and each other Acquisition Document by the Seller and the Seller’s Guarantor will not:

1.1.4.1                                   breach any agreement or instrument to which it is party or by which it is bound;

1.1.4.2                                   conflict with or breach any order, judgment or undertaking to which the Seller is a party or so far as the Seller is aware any applicable law to which the Seller is subject; or

1.1.4.3                                   require the consent, approval or authorisation of any Authority under any order, judgement or undertaking to which the Seller is a party or subject.

1.2                               No competing businesses

Neither the Seller nor any Person connected with the Seller including, without limitation, the Seller’s Guarantor, has any direct or indirect interest in any business which is or is likely to become competitive with the business of any Group Company.

1.3                               No claims

Neither the Seller nor any Person connected with the Seller has made a claim of any nature against any Group Company that remains outstanding and there are no circumstances which entitle or are likely to entitle any of them to make such a claim.

1.4                               Seller related arrangements

1.4.1                                             No Group Company is, or has during the past three years been, a party to any agreement or arrangement (whether legally binding or not) in which the Seller or any Person connected with the Seller is or has been interested.

1.4.2                                             No Group Company owes any sums to, or is owed any sums by, the Seller (other than accrued emoluments for the current month) or any Person connected with the Seller.

2.                                      Share capital

2.1                               The Seller is the sole legal and beneficial owner of the Shares.  The Shares constitute the entire issued share capital of the Company have been properly and validly allotted and are fully paid up.  There is no Encumbrance affecting any of the Shares, nor any agreement to create any, and no Person has claimed to be entitled to any of such things.

2.2                               The Company or another Group Company is the sole legal and beneficial owner of the entire issued share capital of each of the Subsidiaries.  All the issued shares of the Subsidiaries have been properly and validly allotted and are fully paid up.  There is no Encumbrance affecting any of the shares in the Subsidiaries, nor any agreement to create any, and no Person has claimed to be entitled to any of such things.

2.3                               No Person has any right (whether contingent or otherwise) to require any Group Company:

2.3.1                                             to allot, or grant rights to subscribe for, shares in any Group Company; or

2.3.2                                             to convert any existing securities into, or to issue securities that have rights to convert into, shares in any Group Company,

and no Person has claimed to be entitled to any of such things.

2.4                               None of the Shares has been, or represents assets which were, the subject of any transaction or arrangement which is capable of being set aside, stayed, reversed or rescinded, avoided or otherwise affected in whole or in part under any applicable laws.

2.5                               No Share was subscribed for or purchased by the Seller with funds derived from the proceeds of crime.

2.6                               There are no existing, pending or threatened disputes, claims or proceedings affecting any of the Shares or any Seller’s ownership or entitlement to dispose of any of them.  There are no circumstances which are likely to give rise to any such disputes.

3.                                      Corporate information

3.1                               Each Group Company is validly existing and is a private limited company duly incorporated and registered under the law of England and Wales (or as detailed in Schedule 1).  No action has been or is being taken to strike any Group Company off the register.

3.2                               The information set out in parts 1 and 2 of schedule 1 relating to each Group Company is complete, accurate and not misleading.

3.3                               The Company has not repaid, redeemed or purchased any of its own shares, reduced its share capital or capitalised any reserves or profits, or agreed to do any of such things.

3.4                               No Group Company has repaid, redeemed or purchased any of its own shares, reduced its share capital or capitalised any reserves or profits, or agreed to do any of such things, in each case in breach of applicable laws.

3.5                               The Disclosed Information contains a copy of the articles of association of each Group Company and all documents required by applicable laws to accompany any copy of them issued by such Group Company.  These set out all rights attaching to each class of shares of such Group Company.

3.6                               There are no subsisting shareholder agreements in relation to any Group Company to which any Group Company is a party.

3.7                               The Annotated Data Room Index identifies (in yellow and blue) those documents which are not or may not be contained in the Purchaser’s Data Room.

4.                                      Interests in other companies

4.1                               Since 1 June 2010, no Group Company has:

4.1.1                                             had any subsidiary or subsidiary undertaking (other than the Subsidiaries); or

4.1.2                                             been the subsidiary or subsidiary undertaking of any other company or undertaking (other than another Group Company).

4.2                               No Group Company:

4.2.1                                             is the legal or beneficial owner of, or has agreed to acquire, any shares, securities or other interests in, any other company or undertaking (other than the shares of a Subsidiary);

4.2.2                                             is, or has agreed to become, a member of any partnership or other unincorporated associated, joint venture or consortium (other than recognised trade associations);

4.2.3                                             controls or takes part in the management of any other company or undertaking (other than the Subsidiaries), or has agreed to do so; or

4.2.4                                             is a party to any profit-sharing arrangement.

5.                                      Nature of business

Since 1 June 2010, no Group Company has carried on any business other than the business carried on by it, or another Group Company, at the date of this agreement.

6.                                      Branches, etc

There is annexed to the Disclosure Letter a complete list of any branch, operation or permanent establishment outside the United Kingdom of any Group Company.

7.                                      Corporate administration and compliance

7.1                               The register of members and other registers (excluding minute books) contained in the statutory books of each Group Company are in its possession or under its control and have been properly kept, are up to date and contain a complete and accurate record of the matters which should be dealt with in them.  Neither the Seller nor any Group Company has received any notice or allegation that any of them is incorrect or should be rectified and, so far as the Seller is aware, there are no circumstances which are likely to give rise to such a notice or allegation.

7.2                               Each Group Company has kept proper records of all resolutions and decisions of its members which are required to be filed at Companies House or required to comply with applicable law.

7.3                               No shareholder written resolution has been circulated by any Group Company (but not yet passed) for which the period for agreeing to the written resolution has not yet expired.

7.4                               Every document which each Group Company is or was required by law to deliver to the Registrar of Companies has been duly delivered and was complete and accurate.  Nothing has occurred which will require any other documents to be delivered by any Group Company to the Registrar of Companies.

7.5                               Each Group Company registered in England & Wales has registered to use the Companies House WebFiling service, and has been accepted into the Companies House Protected Online Filing Scheme (PROOF).

8.                                      Insolvency and unlawful transactions

8.1                               No Insolvency Event has occurred in relation to any Group Company.  So far as the Seller is aware, there are no circumstances which are likely to result in such an Insolvency Event.

8.2                               No Group Company has entered into any transaction or arrangement which is capable of being set aside, stayed, reversed or rescinded, avoided or otherwise affected in whole or in part under the Insolvency Act 1986 or any equivalent or similar applicable laws.

8.3                               No Group Company has received any financial assistance given by another company in contravention of section 151 of the Companies Act 1985 or sections 678 or 679 of the Companies Act 2006.

8.4                               No Group Company has received any unlawful distribution (as defined in section 829 of the Companies Act 2006).

9.                                      Documents

Copies of all documentation evidencing the freehold title of each Group Company and the terms of the contracts of employment of its employees, those of the Policies which apply for the current year (as defined in paragraph 22.1), any leases or sub-leases under which any part of the Property is held, occupied or used by any Group Company and all other documents which in accordance with applicable laws, must be in the possession of, each Group Company are in its possession.

10.                               Accounts

10.1                        Disclosure of Accounts and Management Accounts

The Accounts and the Management Accounts are attached to the Disclosure Letter at sections 10.1 and 10.2 respectively.

10.2                        General

The Accounts:

10.2.1                                      were prepared in accordance with applicable laws using the accounting policies, principles, estimation techniques, measurement bases, practices and procedures used in the preparation of the audited financial statements of each Group

Company for the financial periods ending on 31 August 2012 and 31 August 2013 (the “Previous Accounts”) on a consistent basis;

10.2.2                                      comply with Accounting Standards in force at the date to which they were prepared; and

10.2.3                                      give a true and fair view of the assets and liabilities and state of affairs of the relevant Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) as at the Accounts Date and of the profit or loss and, (in respect of the consolidated financial statements of the Group Companies only), cash flows of the relevant Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) for the financial year ended on the Accounts Date.

10.3                        Assets and liabilities in Accounts

10.3.1                                      In the Accounts:

10.3.1.1                            the value attributed to each fixed asset is in accordance with Accounting Standards;

10.3.1.2                            no asset has been revalued upwards and no value has been attributed to any intangible asset which had no value attributed to it in the Previous Accounts; and

10.3.1.3                            no value has been attributed to work in progress in respect of eventual profit.

10.3.2                                      The bases and rates of depreciation and amortisation used in the Accounts are applied in accordance with Accounting Standards.

10.3.3                                      The Accounts make appropriate provision in accordance with Accounting Standards for or, as appropriate, expressly disclose or make note of all bad and doubtful debts and all accruals, liabilities and provisions (whether actual, contingent, quantified, unquantified or disputed) of the relevant Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) as at the Accounts Date and, without limiting the foregoing, the Accounts make appropriate provision in accordance with Accounting Standards for the capital value of all finance lease or similar payments payable by any Group Company or in respect of which a Group Company is liable.

10.4                        Management Accounts

The Management Accounts (taking account of the purpose for which they are prepared):

10.4.1                                      were carefully prepared in accordance with the Group Companies’ normal practice from their accounting records using the accounting policies, estimation techniques, measurement bases, practices and procedures used in the preparation of the Management Accounts for the prior 12 month period on a consistent basis; and

10.4.2                                      disclose with reasonable accuracy the financial position of the Group Companies as a whole as at the date to which they were prepared and their respective income, expenses and profitability for the period for which they were prepared.

10.5                        Financial track record

The profits shown by the Accounts and the Management Accounts have not been affected by any extraordinary or exceptional item required to be disclosed by Accounting Standards or transactions which have been entered into otherwise than on normal arm’s length commercial terms or outside the ordinary course of business, in each case, making the profits or losses for all or any of the periods covered by such accounts unusually high or low.

10.6                        Accounting records

All accounting records of each Group Company, however held (including all invoices and other records required for VAT purposes) have been properly kept and maintained, are up to date and do not contain or reflect any material inaccuracies or discrepancies, contain proper records of its assets, liabilities, trading transactions and financial, contractual and trading position as required by law and (where legally required to do so) Accounting Standards and all matters required by applicable laws and are in its possession or under its direct control, and where they are held by electronic means, they are held on and are readily accessible via the IT Systems (as defined in paragraph 25.1).

10.7                        Period since the Accounts Date

Since the Accounts Date:

10.7.1                                      no Group Company has declared, paid or made a dividend or other distribution of profits or assets (including any distribution within the meaning of the Corporation Tax Act 2010), or agreed to do so;

10.7.2                                      no resolution of the members of any Group Company has been passed;

10.7.3                                      the business of each Group Company has been carried on in the ordinary and usual course of its business, without any material disruption or alternation in its nature, scope or manner, and so as to maintain the same as a going concern;

10.7.4                                      so far as the Seller is aware, nothing has happened which has materially prejudiced the Group Companies’ goodwill or, so far as the Seller is aware, is likely to do so;

10.7.5                                      there has been no material deterioration in the turnover or profitability of the Group Companies as a whole (compared with the same periods during each of the last two financial years) or in the financial or trading position of the Group Companies as a whole;

10.7.6                                      there has been no reduction in the value of the net assets of the Group Companies as a whole determined in accordance with the same accounting policies, estimation techniques, measurement bases, practices and procedures used in the preparation of the Accounts and on the basis that each of the assets is valued at a figure no greater than the value attributed to it in the Accounts or, in the case of any asset acquired by any Group Company after the Accounts Date, at a figure no greater than cost;

10.7.7                                      no Group Company has acquired or disposed of any business or any asset with a value in excess of £100,000 (except for stock in the ordinary and usual course of its business), or agreed to do so;

10.7.8                                      no Group Company has incurred any capital expenditure on an individual project in excess of £100,000 or agreed to do so;

10.7.9                                      no Group Company has changed its policies or procedures in relation to the collection of trade receivables or the payment of trade payables or agreed to do so;

10.7.10                               no debts owed to any Group Company have been released, deferred, discounted, subordinated, written off or had a credit issued against them (in whole or in part) or have proved to any extent irrecoverable;

10.7.11                               no Group Company has assumed or incurred any liability, obligation or expense (whether actual or contingent) other than as a result of trading activities in the ordinary and usual course of its business, or agreed to do so;

10.7.12                               each Group Company has paid its creditors in accordance with its normal practice; and

10.7.13                               there has been no acceleration of the invoicing and/or collection of any Group Company’s debts outside of normal invoicing and collection practice.

10.8                        Accounts Receivable

10.8.1                                        Save for Permitted Customer Claims, all notes and accounts receivable are reflected properly in the Accounts, the Management Accounts or the accounting records of the Acquired Companies as of the Completion Date and represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business.  Such notes and accounts receivable will as of the Completion Date be current and, so far as the Seller is aware, collectible, net of the respective reserve set forth in the corresponding line items in the Accounts or the Management Accounts or on the accounting records of the Acquired Companies as of the Completion Date, as the case may be (which reserves have been calculated consistent with the past custom and practice of the Acquired Companies).  Subject to such reserves, so far as the Seller is aware, each such note and account receivable either has been or will be collected in full, without any setoff, within ninety (90) days after the date on which it first becomes due and payable.  Save for Permitted Customer Claims, there is no contest, claim, defence or right of setoff, other than returns in the ordinary course of business, relating to the amount or validity of such note or account receivable.  No Acquired Company has agreed to any deduction, free goods or services, discount or other deferred price or quantity adjustment with respect to any of its notes or accounts receivable.

10.8.2                                      The Disclosure Letter sets forth an accurate and complete list and the ageing of all notes and accounts receivable as of the date of the Management Accounts.

10.8.3                                      The Disclosure Letter sets forth an accurate and complete list of the names and addresses of all banks and financial institutions in which any Acquired Company has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.

10.9                        Inventories

10.9.1                                      So far as the Seller is aware, the provisions in the Management Accounts adequately provide for any inventories of the Group Companies which are defective, unusable or not saleable in the ordinary course of business.

10.9.2                                      The values at which such inventories are carried reflect the inventory valuation policy of the Company, which is in accordance with Accounting Standards.  Since the Accounts Date, the Acquired Companies have continued to replenish inventories in the ordinary course of business.  All inventories are maintained at the facilities of the Acquired Companies or on a consignment basis.  No Acquired Company has any commitments to purchase inventory other than in the ordinary course of business.

10.10                 No Undisclosed Liabilities

10.10.1                               No Acquired Company has any Liabilities of the type or nature required to be reserved on a balance sheet prepared in accordance with Accounting Standards except for (a) Liabilities accrued or reserved for in the Accounts and (b) Liabilities incurred in the ordinary course of business after the date of the Accounts.

11.                               Financing Arrangements

11.1                        Borrowings and facilities

11.1.1                                      The Disclosed Information contains full and accurate details of all borrowings or Indebtedness in the nature of borrowing (if any) of any Group Company (other than trade credit arising in the ordinary and usual course of any Group Company’s business and inter Group Company loans) as at the date 5 Business Days before the date of this agreement (“Borrowings”) and all facilities available for additional Borrowings of each Group Company (together, “Facilities”), including copies of all documents containing the terms and conditions relating to the Facilities and the amounts outstanding.

11.1.2                                      No Group Company has any outstanding Borrowings with any third parties with the exception of undrawn overdraft facilities.

11.1.3                                      None of the Facilities is dependent on the guarantee or indemnity of, or security provided by, any other Person (other than another Group Company).

11.2                        Other Financing Arrangements including Hedging Arrangements

11.2.1                                      No Group Company has engaged in financing of a type which would not need to be shown or fully reflected in its statutory accounts.

11.2.2                                      With the exception of the Hedging Arrangements (as defined below), no Group Company has any outstanding obligations or liabilities (whether actual or contingent) in respect of any derivative transaction, including any foreign exchange or interest rate hedging transaction.  No Group Company is a party to any subsisting debt factoring or discounting arrangement or agreement.

11.2.3                                      No Group Company has issued any loan capital (including debentures, loan notes and loan stock) that remains in issue, other than inter Group Company loans.  No Group Company has agreed to issue any such loan capital in the future.

11.3                        Hedging Arrangements

11.3.1                                      The Disclosed Information contains full and accurate details of all hedging arrangements of any Group Company (“Hedging Arrangements”), including copies of all documents containing the terms and conditions relating to the Hedging Arrangements and the amounts outstanding as at 5 Business Days before the date of this agreement.

11.3.2                                      Each Group Company that is a party to a Hedging Arrangement had all due, power and capacity to enter into, and perform under, that Hedging Arrangement.

11.3.3                                      No Group Company has provided, or agreed to provide, any security or other credit support (including collateral under a Credit Support Annex) to the swap counterparty.

11.4                        No default etc

11.4.1                                      There are no circumstances existing or alleged (including the entry into and performance of this Agreement and all other Acquisition Documents) which are likely to:

11.4.1.1                            require repayment of any Borrowings before their stated maturity date or early termination or close-out of any of the Hedging Arrangements (at the option of the lender or the swap counterparty (as the case may be) or otherwise);

11.4.1.2                            constitute an event of default under or a breach of the terms of any of the Facilities or the Hedging Arrangements; or

11.4.1.3                            entitle the holder to enforce any Encumbrance created in relation to any of the Facilities or the Hedging Arrangements,

or will do so with the giving of notice or lapse of time or both.

11.5                        Employee loans

11.5.1                                      The Disclosed Information contains full and accurate disclosure of all loans provided to employees in the previous five years including, without limitation copies of all documents containing the terms and conditions relating to the Employee Loans outstanding as at 30 April 2015.

11.5.2                                      There are no other loans to any employees, consultants, directors or officers except those listed in the definition of Employee Loans.

11.5.3                                      No Group Company has engaged in any activity that is regulated under the Consumer Credit Act of 1974.

12.                               Capital commitments

Except as specifically provided for or noted in the Accounts, no Group Company had any outstanding capital commitments as at the Accounts Date.  Since the Accounts Date, no Group Company has entered into any capital commitments on an individual project exceeding £100,000 in aggregate for the project, or agreed to do so.

13.                               Grants etc

No Group Company has applied for or received nor is it proposing to apply for any grant, subsidy, allowance, loan, payment, guarantee or other financial assistance or aid of any kind from any Authority or any entity whose funding comes substantially from any Authority (“Grant”).

14.                               Ownership of fixed assets

14.1                        All fixed assets (other than the Property and landlords’ fixtures, but including the tenant’s fixtures at the Property) used or held by each Group Company are:

14.1.1                                      legally and beneficially owned by the relevant Group Company (except for assets held by the relevant Group Company under leasing, hiring, hire purchase, conditional sale or credit sale agreements or similar arrangements);

14.1.2                                      used exclusively by the Group Companies (other than fixtures at the Properties subject to Tenancies); and

14.1.3                                      (where capable of possession) in the exclusive possession or under the direct control of a Group Company (other than fixtures at the Properties subject to Tenancies).

14.2                        The Disclosed Information contains full and accurate details (or copies) of each finance leasing, hire purchase, conditional sale or credit sale agreement or similar arrangements under which any material fixed asset (other than the Property) is used or held by any Group Company.

14.3                        No Group Company has given, created or granted any present or future Encumbrance affecting any of its assets, undertaking or goodwill, or agreed to do so.  No Person has claimed to be entitled to any such Encumbrance.

15.                               Sufficiency of assets

The fixed assets having a book value used or held by each Group Company are not surplus to the current and known requirements of the relevant Group Company, and comprise all of the fixed assets necessary for the continuation of the business of the relevant Group Company as currently carried on.  No Group Company depends on the use of assets owned, or facilities or services provided by the Seller, the Seller’s Guarantor or any Person connected with either of them.

16.                               Condition of assets

16.1                        All tangible assets used or held by each Group Company (other than the Property, landlords’ fixtures, stock and the IT Systems (as defined in paragraph 25.1), but including tenant’s fixtures at the Property):

16.1.1                                      are reasonably considered by the Sellers to be suitable for their current use, in appropriate repair and condition, in good working order taking into account their age, use and value, and comply with all applicable health and safety laws;

16.1.2                                      have been regularly and properly serviced and maintained (where relevant) in accordance with the provisions of any applicable leasing, hiring or hire purchase agreement or similar agreement or arrangement;

16.1.3                                      which are vehicles, are in roadworthy condition, (where necessary) have current Department of Transport test certificates and are duly licensed for the purposes for which they are currently used; and

16.1.4                                      are not expected by the Seller to require replacement within the next 12 months (other than in the normal course of replacement adopted by the Group Companies).

17.                               Fixed asset registers

The fixed asset registers of each Group Company (copies of which are set out in the Disclosed Information as at 5 Business days before the date of this agreement) constitute a complete and accurate (in all material respects) record of all plant, machinery, and vehicles and equipment used by it.

18.                               Stock and work in progress

So far as the Seller is aware, the provisions in the Management Accounts adequately provide for the Group Companies’ stocks of raw materials, consumables, packaging and unfinished goods which are not of the type and quality regularly used by or produced in its business or which are not usable in the ordinary and usual course of its business for the purpose for which they were acquired or produced or for any slow moving or obsolete items.

19.                               Debtors and creditors

19.1                        No Group Company is owed any sums other than trade debts incurred in the ordinary and usual course of its business (excluding inter Group Company loans).

19.2                        No trade debt owing to any Group Company has been factored, discounted or otherwise agreed to be sold by it, has been outstanding for more than 90 days from its due date for payment or has been or, so far as the Seller is aware, is likely to be, disputed or subject to any set-off or counterclaim.

19.3                        The Disclosure Letter contains full and accurate details of any bad and doubtful trade debts of each Group Company arising since the Accounts Date.

19.4                        No amounts owing by any Group Company to any creditor have been due for more than 60 days from their due date.

20.                               Property

20.1                        General

20.1.1                                      The Property comprises all the land and buildings owned, occupied or otherwise used by any Group Company whether in the United Kingdom or elsewhere.

20.2                        Property information

20.2.1                                      The particulars of the Property set out in parts 3 and 4 of schedule 1 are complete, accurate and not misleading.

20.2.2                                      All replies given by or on behalf of the Seller to enquiries before contract raised by or on behalf of the Purchaser relating to the Property within the Disclosed Information are (subject to any qualification in respect of which they are given) complete and accurate and not misleading and, in relation to:

20.2.2.1                            freehold land lying to the northwest of Cambridge Road, Whetstone (registered at the Land Registry with title number LT195189); and

20.2.2.2                            freehold land lying to the west of Chartwell Drive, Wigston (registered at the Land Registry with title number LT313238),

contain all information requested in the enquiries which is known or in the possession of the Seller.

20.3                        Title

20.3.1                                      Each Group Company named as an owner of Property in part 3 of schedule 1 is the sole legal and beneficial owner of such Property for the estate mentioned in parts 3 and 4 of schedule 1.

20.3.2                                      There are no circumstances which are likely to render any transaction affecting the title of any Group Company named as an owner and/or lessee of Property in parts 3 and 4 of schedule 1 to such Property liable to be set aside under the Insolvency Act 1986 or any equivalent or similar applicable laws.

20.3.3                                      No Property has been transferred or conveyed to any Group Company in the last three years pursuant to an intra-group transfer on which relief from stamp duty land tax has been claimed pursuant to Schedule 7 to the Finance Act 2003.

20.4                        Encumbrances

20.4.1                                      The Property is free from any Encumbrance or rent charge securing the repayment of monies or any other obligation or liability to secure money (whether of any Group Company or of any other Person) and from any agreement to create the same.  No Person has claimed to be entitled to any such Encumbrance or rent charge.

20.4.2                                      The Property is not subject to any liability for the payment of any outgoings other than national non-domestic rates, water, gas, electricity and sewerage services charges, and insurance premiums and, in the case of Property leased by any Group Company, rents and service charges.

20.4.3                                      Except as is apparent from the face of copies of the title documentation set out in the Disclosed Information, so far as the Seller is aware, the Property is not subject to any covenants, restrictions, stipulations, easements, profits à prendre, wayleaves, licences, grants, exceptions or reservations, or any unregistered interests which override or would prior to 13 October 2013 have overridden either first registration (where appropriate) or registrable disposition under Schedules 1 and 3 respectively to the Land Registration Act 2002, or other such rights the benefit of which is vested in third parties or any agreement to create the same, in each case, which are likely to have a material adverse impact on any Group Company.

20.4.4                                      The Property is not subject to any agreement for sale, option to acquire, right of pre-emption or right of first refusal.

20.4.5                                      The Group Companies are in possession of the Property and are its sole occupants and users (other than third party occupants pursuant to the terms of the Tenancies (as defined in paragraph 20.11.1).  No other Person (save as specified in part 5 of schedule 1) has any right to occupy or use the Property.  So far as the Seller is aware, there is no Person who has or claims any rights or easements of any kind in respect of the Property adverse to the estate, interest, right or title of any Group Company named as an owner and/or lessee of Property (save as specified in part 5 of schedule 1) and which are likely to have a material adverse impact on any Group Company.

20.5                        Rights attaching to the Property

As far as the Seller is aware, the Property has the benefit of all rights necessary for the continued use, enjoyment and maintenance of the Property by each Group Company for the purpose of its existing business carried on at or from the Property as carried on prior to Completion, including all necessary access rights and currently used utilities.

20.6                        Disputes relating to the Property

There are, as far as the Seller is aware, no outstanding demands or disputes, claims or proceedings relating to the Property or its ownership, occupation or use and so far as the Seller is aware, none are pending or threatened and there are, as far as the Seller is aware, no circumstances which are likely to give rise to any such demands, disputes, claims or proceedings.

20.7                        Continuing property liabilities

No Group Company has any continuing liability in respect of any property (other than the Property) either as:

20.7.1                                      an original contracting party or by virtue of any direct covenant having been given on a sale or assignment to any Group Company; or

20.7.2                                      as a guarantor of the obligations of any other Person (other than another Group Company).

20.8                        Planning matters, building regulations, etc

20.8.1                                      So far as the Seller is aware, the current use and any development of the Property is permitted or lawful of it under applicable planning and zoning laws building regulations and byelaws (“Planning Laws”) and so far as the Seller is aware, all necessary consents and permissions have been obtained for any development. No Group Company has received any notice that the current use and any development of the Property is not permitted or lawful under applicable Planning

Laws and/or all necessary consents and permissions have not been obtained for any development.

20.8.2                                      So far as the Seller is aware, each Group Company complies (and during the ownership, occupation or use of the Property by any Group Company has complied):

20.8.2.1                            with all planning permissions and building regulation and bye-law consents and approvals for the time being in force in relation to the Property;

20.8.2.2                            with all orders, directions and regulations made under Planning Laws and building regulations; and

20.8.2.3                            with all agreements and undertakings relating to the Property entered into or given under the provisions of sections 38 and 278 of the Highways Act 1980, section 33 of the Local Government (Miscellaneous Provisions) Act 1982, section 106 of the Town and Country Planning Act 1990 or section 104 of the Water Industry Act 1991, or any equivalent or similar applicable laws.

20.8.3                                      No Group Company has received notice that compliance is not being (and during the ownership, occupation or use of the Property by any Group Company has not been) made with such matters specified in paragraphs 20.8.2.1 to 20.8.2.3 (inclusive).

20.9                        Leases

In relation to each lease (which expression includes each sub-lease and licence) under which any part of the Property is held, occupied or used by any Group Company:

20.9.1                                      the lease is valid and in full force and effect;

20.9.2                                      the rents and other monies due and payable under the lease have been paid in full and on time;

20.9.3                                      the Group Company named in part 4 of schedule 1 as the lessee under the lease has observed and performed the lessee’s covenants and the conditions under the lease in all material respects (save with regard to the decoration or the state and condition of the Property and the matters referred to in paragraph 20.8 (planning etc) or 21 (environmental));

20.9.4                                      no notices have been served or received under section 25, 26 or 27 of the Landlord and Tenant Act 1954;

20.9.5                                      there are no notices, negotiations or proceedings outstanding concerning rent reviews;

20.9.6                                      (save as expressly provided in the lease documents within the Disclosed Information) there is, as at the date of this agreement no unfulfilled obligation to reinstate the relevant part of the Property by removing or dismantling any alteration made to it by any Group Company or any predecessor in title to any Group Company;

20.9.7                                      all licences, consents and approvals required from the landlords under the lease (“Approvals”) have been obtained, so far as the Seller is aware, and the lessee’s covenants and the conditions contained in the Approvals, so far as the Seller is aware, have been duly performed and observed. So far as the Seller is aware, no landlord or superior landlord or their respective mortgagee(s) have failed to obtain any Approval that is required under the relevant lease.

20.9.8                                      save for the Approvals, there are no collateral agreements, undertakings, waivers or concessions which are binding on either the landlords or any Group Company in relation to the lease; and

20.9.9                                      so far as the Seller is aware, there is no major item of expenditure (exceeding £100,000 individually) either already incurred by the landlords under any lease or expected to be incurred by any such landlords within the next 12 months which is recoverable in whole or in part from any Group Company.

20.10                 Dilapidations

20.10.1                               No Group Company owes any person any amount(s) in respect of dilapidations:

20.10.1.1                     for any former Property; or

20.10.1.2                     in relation to a current lease which has continued and/or has been renewed following its expiry in excess of the dilapidations provision attributable to that lease in the Management Accounts.

20.10.2                               No Group Company has received notice requiring works to be carried out to the state and condition of the Property. The Disclosure Letter details the policy adopted by the Group Companies in its financial statements with regard to dilapidations. So far as the Seller is aware, the dilapidations provisions in the Management Accounts are adequate to cover any liability of the Group Companies for dilapidations or in respect of the state and condition of the Property.

20.11                 Tenancies

20.11.1                               The only tenancies (which expression includes sub-tenancies and licences) which the Property is held subject to and with the benefit of are those detailed in part 5 of schedule 1 (“Tenancies”).  The particulars of such Tenancies set out in part 5 of schedule 1 are complete, accurate and not misleading.

20.11.2                               So far as the Seller is aware, there are no material or persistent breaches of the tenant’s covenants or any of the conditions in the Tenancies.  No guarantor or surety in relation to any of the Tenancies has been released expressly or by implication.

20.11.3                               No notices have been served or received under section 25, 26 or 27 of the Landlord and Tenant Act 1954 in relation to any Tenancy.  There are no outstanding notices (whether served by or on behalf of any Group Company or the tenants or other occupants) of any other nature in relation to any Tenancy.

20.11.4                               No tenant or licensee of the Property has commuted any rent or licence fee or made any payment of the same before its due date for payment (which has not been provided for in the accounting records).

20.11.5                               No rent review is currently being negotiated in relation to any Tenancy.  No rent review date under any Tenancy has passed which has not yet been reviewed.

21.                               Environmental matters

21.1                        Environmental Licences

21.1.1                                      Each Group Company currently holds and complies with all Environmental Licences or such other documents that govern environmental matters required to carry on its business in the places and in the manner in which its business is now carried on within the United Kingdom and, so far as the Seller is aware, outside the United Kingdom.  Full and accurate details of all such Environmental Licences and of any outstanding or pending applications by any Group Company for any Environmental Licences are set out in the Disclosed Information.

21.2                        Compliance with Environmental Laws

21.2.1                                      For the last five years, each Group Company and so far as the Seller is aware, its officers, agents and employees have complied with, and have not caused any material liabilities to arise under Environmental Laws within the United Kingdom or, so far as the Seller is aware, outside the United Kingdom.  So far as the Seller is aware, there are no circumstances in relation to the business of any Group Company, the condition of the Property or any Environmental Licence which are likely to give rise to:

21.2.1.1                            the need for capital expenditure within the next five years; or

21.2.1.2                            fines, penalties, losses, damages, costs, expenses or liabilities (other than routine liabilities, costs and expenses for operating in accordance with Environmental Laws as incurred by the Group Companies prior to Completion), as a result of or under Environmental Laws.

21.2.2                                      No Group Company is obliged to register with the Environment Agency under the Producer Responsibility Obligations (Packaging Waste) Regulations 2007.

21.2.3                                      Each Group Company is in full compliance with the:

21.2.3.1                            Equality Act 2010 in relation to the Property;

21.2.3.2                            Waste Electronic and Electrical Equipment Regulations 2013;

21.2.3.3                            Restriction of the Use of Certain Hazardous Substances in Electrical “and” Electronic Equipment Regulations 2012;

21.2.3.4                            Regulation 1906/2007 on the Registration, Evaluation, Authorisation, Restriction of Chemicals; and

21.2.3.5                            the Control of Asbestos Regulations 2012 and full details of such compliance have been included in the Disclosed Information.

21.3                        Environmental disputes, judgments, orders and investigations

21.3.1                                      There are no, and in the last five years have not been, any actual (or so far as the Seller is aware) threatened disputes, claims, legal actions, proceedings, suits, litigation, prosecution, arbitration or any other form of alternative dispute resolution against or involving any Group Company arising from or relating to Environmental Laws, and so far as the Seller is aware, there are no circumstances which are likely to give rise to any such disputes.

21.3.2                                      No Group Company has in the last five years:

21.3.2.1                            received any fixed or variable monetary penalty;

21.3.2.2                            received any enforcement, prohibition, improvement, remediation, compliance, restoration or stop notice or other notice of equivalent nature from any Authority; or

21.3.2.3                            entered into any enforcement undertaking,

relating to Environmental Laws.

21.3.3                                      No Group Company is party to any judgment, order, ruling or decision of any Authority which relates to Environmental Laws.

21.3.4                                      In the last three years there have been no complaints, requests for information or other formal or informal indications of any possible disputes, claims, legal actions, proceedings, suits, litigation, prosecution, arbitration or any other form of alternative dispute resolution or the need for any investigation, remediation or other works in respect of, or so far as the Seller is aware any investigations or inquiries in relation to the Property or the Environment from any Person (including any Authority) that involve any Group Company.

21.4                        Hazardous Substances

21.4.1                                      Other than in accordance with Environmental law, there has not been any storage, transportation, release, leakage, migration, spill, discharge, entry, disposal, deposit or emission into the Environment of any Hazardous Substance caused by any activity, operation, process, act or omission carried out or made by or (so far as the Seller is aware) on behalf of any Group Company, or for which any Group Company may have any liability, in each case within the United Kingdom or so far as the Seller is aware, outside the United Kingdom.

21.5                        CRC Energy Efficiency Scheme

21.5.1                                      The Company or a member of the Seller’s Group has undertaken an assessment as to whether any Group Company is required to register or has any other obligations in respect of the CRC Energy Efficiency Scheme under The CRC Energy Efficiency Scheme Order 2010.  All information relevant to that assessment is set out in the Disclosed Information.  No Group Company is required to so register, nor does it have any other such obligations.

21.6                        Reports

21.6.1                                      The Disclosed Information contains copies of all third party environmental, health and safety, and asbestos and food safety or hygiene reports, surveys, assessments and investigations in respect of the Property or the business of any Group Company in the possession or under the control of the Seller or any Group Company conducted since 1 January 2010.

21.6.2                                      All necessary steps to comply with the recommendations required to comply with laws contained in them have been completed.

21.7                        Other liabilities

21.7.1                                      So far as the Seller is aware, the condition of any properties formerly in the ownership, occupation or use of any Group Company is not such that costs for any investigation, remediation or other works which could be required under Environmental Laws could be recovered from any Group Company.

21.7.2                                      Save as expressly contained in the lease documents within the Disclosed Information no Group Company has given any covenant, warranty, undertaking, representation, indemnity or similar provision entailing liability (actual or potential) because of any adverse condition relating to the Environment or any breach of Environmental Laws.

21.8                        Manchester Property

In respect of Phase 1 of the redevelopment of the Manchester Property (the “Development”), East Midlands Property Developments Limited has engaged SMP Architects Limited by an agreement to perform design services for the Development with reasonable skill and care and in the performance of such design services SMP Architects Limited has and has a duty to ensure that the recommendations contained in the Eastwood and Partners Phase 2 Report dated 29 November 2013 and the conditions in the relevant planning consent in either case made or imposed to mitigate manage or control the risk posed by ground contamination and/or gases (to the extent relevant to Phase 1 of the Development) are implemented.

22.                               Insurance

22.1                        Full and accurate details of all insurance policies in respect of the current year in which any Group Company has an interest (other than for policies maintained by landlords in respect of the Property (“Policies” and “Policy” means any one of them) are set out in the Disclosed Information (including, in relation to each disclosed policy, full details of the name of the insurer, the level of cover, any applicable excess, the relevant policy number(s) and the dates of cover for all periods since the incorporation of each Group Company).

22.2                        So far as the Seller is aware, none of the insurers under the Policies is insolvent.

22.3                        Each of the Policies are in full force and effect and so far as the Sellers are aware, there are no circumstances which are likely to make any of the Policies void or voidable.  No insurer has disputed or given any indication that it intends to dispute the validity of any of the Policies on any grounds.  All premiums in relation to the Policies have been duly paid when they were due.

22.4                        Each Group Company is and has since 1970 (or if later, the date of becoming a Group Company) been covered against employers’ liability and any other liabilities or risks required to be insured by the relevant Group Company by law with Axa (or any of the Group Companies’ other insurers).

22.5                        Each Group Company has complied with all applicable laws in relation to insurances since 1970 (or if later, since becoming a Group Company) including the requirements to provide and retain evidence of insurances.

22.6                        Since becoming a Group Company, the insurance required by and in connection with any contractual obligations of any Group Company has been continuously in full force and effect for the period and at the level of cover required by such obligations.

22.7                        A fair summary of all claims made by or on behalf of any Group Company under any insurance policy in the last three years are set out in the Disclosed Information.

22.8                        No Group Company has any outstanding insurance claims.

22.9                        So far as the Seller is aware, there are no circumstances which have given or are likely to give rise to any claim or require notification under any of the Policies which have not been notified to the relevant insurers.

22.10                 In the last three years, no insurer has cancelled or refused to accept or continue any insurance in relation to any Group Company.

22.11                 So far as the Seller is aware, there are no circumstances affecting a Group Company which are likely to result in the renewal of any of the Policies being refused, a material increase in premium or less advantageous policy terms and conditions (ignoring any impact of becoming under the control of the Purchaser).

22.12                 In the last 3 years no insurer has imposed any requirements on any Group Company as a condition to provide, renew or continue insurance cover which required or requires any material capital expenditure or any material change in the business processes or practices of any Group Company.  There are no outstanding requirements by an insurer for risk improvements that is likely to impact on the renewal of the Policies.

22.13                 Save as apparent from the policies in the Disclosed Information the entry into and performance of this agreement and all other Acquisition Documents will not have the effect of terminating, or entitling any insurer to terminate or alter the terms of, any cover under any Policy nor will it require the consent of, or the giving of notice to, any Person under any Policy.  Full details of all change of control provisions contained in any Policy that may be triggered by the transaction contemplated by this Agreement are set forth in the Disclosure Letter.

23.                               Intellectual Property

23.1                        The Intellectual Property owned and registered by any Group Company (“Owned IP”) and the Intellectual Property owned by another Person which is licensed to any Group Company (“Licensed-In IP”) comprise, all the material registered Intellectual Property that is necessary to carry on the business of each Group Company as it has been carried on in the last 12 months or is currently contemplated to be carried on.  No Group Company uses any Licensed-In IP other than in accordance with and subject to the terms of an applicable, subsisting licence, permission or other written contractual right.

23.2                        A Group Company is the sole legal and beneficial owner of (and, where registered, the sole registered owner of) each item of Owned IP free from Encumbrances and holds the legal and beneficial ownership of all software developed and licensed by Merlin in relation to the enterprise resource planning software, but excluding any open source software (“Licensed-Out Software”)

23.3                        The particulars of all the Owned IP which is registered in any jurisdiction are set out in part 6 of schedule 1, and such particulars are complete, accurate and not misleading.

23.4                        There are no applications for registration of any Intellectual Property in progress by a Group Company.

23.5                        The Disclosed Information contains complete and accurate details of all subsisting licences, permissions or other contractual rights (whether in writing or otherwise) granting any Group Company rights to use any material Intellectual Property owned by another Person.

23.6                        The Disclosed Information contains complete and accurate details of any subsisting licences, permissions or other contractual rights (whether in writing or otherwise) by which any Group Company has granted third parties rights to use any Owned IP or Licensed-In IP (“IP Licences Out”) and no Group Company is under any obligation (whether contingent or otherwise) to grant any IP Licences Out.

23.7                        Each Group Company only employs and has only employed its employees, on terms pursuant to which all of the Intellectual Property in the work which they carry out or produce in the course of their employment with the relevant Group Company vests solely in the relevant Group Company, both legally and beneficially, and they have waived all moral rights they may have in the work.

23.8                        All of the Owned IP is subsisting, valid and enforceable. So far as the Seller is aware, the Licensed-In IP, is valid and subsisting and enforceable and so far as the Seller is aware, nothing has been done or omitted to be done which is likely to affect adversely the validity, subsistence or enforceability of the Owned IP.

23.9                        All steps required to maintain the registration of the Owned IP have been taken in all relevant jurisdictions where the Owned IP is registered (including full payment of registration, maintenance and renewal fees and taxes when due).  Full and accurate details of any such steps required in the next three months are set out in the Disclosed Information.

23.10                 None of the Owned IP nor, so far as the Seller is aware, the Licensed-In IP is, or in the last three years has been, subject to challenge, opposition or attack or the subject of any claim for ownership or compensation.  No Owned IP or, so far as the Seller is aware, Licensed-In IP is likely to be subject to challenge, opposition or attack or any claim for ownership or compensation.

23.11                 So far as the Seller is aware, there is not (and would not be if valid), and has not in the last three years been, any actual or threatened infringement or unauthorised use by any Person of any Owned IP or Licensed In IP.  So far as the Seller is aware, there are no circumstances which are reasonably expected to give rise to any such actual or threatened infringement or unauthorised use.

23.12                 So far as the Seller is aware the activities and operations of the Group Companies and their licensees under any IP Licences Out do not infringe, have not infringed, and are not reasonably expected by the Seller to infringe, any third party’s IP.  There are no existing, or so far as the Seller is aware, pending or threatened claims against any Group Company or (so far as the Seller is aware) any licensees under any IP Licences Out in respect of any infringement of any third party’s IP, and no such claims have been made or threatened.

24.                               Business and trade names

24.1                        No Group Company uses or operates its business under any name or style other than its full company name.

24.2                        No Group Company has made an application to, or been the subject of an application to, the Company Names Tribunal.  So far as the Seller is aware, there are no circumstances which are likely to give rise to such an application.

25.                               IT Systems

25.1                        Definitions

In this paragraph 25:

“IT Documentation” means any information technology related documentation and documentation supporting any Software (including system documentation, notes and flowcharts);

“IT Systems” means any computer systems owned, used, leased or licensed by or to, or for the benefit of, any Group Company (including computer hardware and peripherals, telecommunications and network equipment and infrastructure and any operating systems for them), and any other information technology related plant and equipment;

“IT Systems Contracts” means all Contracts relating to the IT Systems or the Software (including leasing, hiring, hire purchase, licensing, maintenance, support, services, deposit and escrow agreements, and any similar agreements or arrangements);

“IT Systems Data” means data and information entered into, held or stored on or transmitted by the IT Systems or created by any Group Company using the IT Systems, whether or not that data or information is Confidential Information;

“Software” means all software, firmware and middleware, whether source code or object code, used by any Group Company;

“Standard Licence Terms” means the standard Merlin Terms of Business; and

“Virus” means any virus or bug which adversely affects software, firmware or middleware (including logic bombs, worms, trap doors, Trojan horses or other similar destructive programs or codes).

25.2                        IT information, ownership and use

25.2.1                                      A fair summary which is accurate of:

25.2.1.1                            the IT Systems;

25.2.1.2                            the Software;

25.2.1.3                            the IT Systems Contracts;

are set out in the Disclosed Information.

25.2.2                                      Save as provided under the IT Systems Contracts, the IT Systems (excluding Software) are legally and beneficially owned by a Group Company.

25.2.3                                      The Group Companies have the right to the exclusive and unrestricted use and/or control of the IT Systems (excluding Software), which is not dependent (in whole or in part) on any facilities or services that are not exclusively owned by or under the direct control of a Group Company.

25.2.4                                      The Software is legally and beneficially owned by a Group Company or properly licensed to each Group Company that uses it.

25.2.5                                      All material Licensed-Out Software is licensed on the Standard Licence Terms without material amendment.

25.2.6                                      The IT Systems Data is legally and beneficially owned by a Group Company or each Group Company that uses it is licensed to do so.

25.3                        IT operation and maintenance

25.3.1                                      The IT Systems and the Software are in all technical and operational respects operating satisfactorily for the needs of the business of each Group Company and are sufficient for each Group Company to perform the business of the Group Companies in the manner currently conducted and without limiting the foregoing:

25.3.1.1                            are functioning satisfactorily for the needs of the business of each Group Company;

25.3.1.2                            have been maintained and supported in accordance with the IT Systems Contracts, are in satisfactory working order for the needs of the business of each Group Company and are suitable for their current use; and

25.3.1.3                            have the benefit of maintenance, support and services agreements which include emergency support, copies of which are set out in the Disclosed Information.

25.3.2                                      The Group Companies have sufficient technically competent and trained employees to ensure the proper handling, operation, monitoring and use of the IT Systems and the Software as carried on before Completion.

25.3.3                                      Merlin has sufficient technically competent and trained employees or contractors to continue with the maintenance and intended development of the Licensed-Out Software.

25.3.4                                      All facilities and services relating to the IT Systems and the Software are being and have been provided satisfactorily for the needs of the business of each Group Company;

25.3.5                                      Each Group Company has in place and operates satisfactorily for the needs of the business of each Group Company:

25.3.5.1                            procedures, processes and Software for the purposes of ensuring the security, confidentiality and integrity of the IT Systems, the Software and the IT Systems Data (including procedures for taking and storing, on-site and off-site, back-up copies of Software and IT Systems Data);

25.3.5.2                            procedures for the purposes of preventing the infection of the IT Systems or the Software with Viruses; and

25.3.5.3                            back-up systems and disaster recovery plans and procedures for the purposes of ensuring that the business of each Group Company is able to continue to function as necessary for the business, and the IT Systems and/or the Software can be replaced or substituted without material disruption, interruption or loss to the business of any Group Company,

Copies of all such current procedures, processes, systems and plans are annexed to the Disclosure Letter.

25.3.6                                      In the last three years, there has not been:

25.3.6.1                            any material breakdown, or failure in the IT Systems or the Software;

25.3.6.2                            so far as the Seller is aware, any Virus affecting the Software or the IT Systems Data;

25.3.6.3                            any material destruction, corruption or loss of access to any of the IT Systems Data; or

25.3.6.4                            any breach of security or any known unauthorised access to the IT Systems, or any IT Systems Data,

25.3.7                                      which has had a material adverse effect on any Group Company or caused material disruption, interruption or loss to the business of any Group Company and no Group Company has been required by law to notify any employees, customers, suppliers of any of the matters specified in paragraphs 26.3.6.1 to 26.3.6.4 (inclusive).

25.3.8                                      No Person is in a position, by virtue of his rights in, knowledge of or access to any part of the IT Systems, Software or IT Systems Data, lawfully and without being in breach of duty to demand any payment in excess of any current licence fee or in excess of reasonable remuneration for services rendered or to impose any onerous conditions, in each case in order to preserve the proper and efficient functioning of the IT Systems or the Software in the future prior to the expiry or termination of any of the IT Systems Contracts or licences of Software.

25.4                        Source code

25.4.1                                      All source code relating to the Licensed-Out Software is;

25.4.2                                      in the exclusive possession or under the direct control of a Group Company; and

25.4.3                                      not software which contains code or is licensed subject to terms which oblige any Group Company to:

25.4.3.1                            disclose the source-code to such software; or

25.4.3.2                            permit any Person to use, or not restrict any Person from using such software.

25.5                        Effect of the Acquisition

There are no circumstances in which a right to terminate the ownership, benefit or right to use the IT Systems will arise by virtue of the entry into and performance of this agreement and all other Acquisition Documents.

26.                               Data protection

26.1                        Each Group Company has complied with all Data Protection Laws.

26.2                        Each Group Company has always had in place and operates procedures for the purposes of ensuring continued compliance with Data Protection Laws.

26.3                        Copies of all current registrations or notifications required by any Group Company under Data Protection Laws are set out in the Disclosed Information.

26.4                        Copies of each Group Company’s privacy and other internal policies and procedures relating to the handling or processing of Personal data and subject access requests are set out in the Disclosed Information.

26.5                        No Group Company has transferred or authorised the transfer of Personal data outside the European Economic Area.

26.6                        Each Group Company has in place appropriate agreements, as required by Data Protection Laws, with all data processors processing Personal data on its behalf.

26.7                        The data processed by and/or transferred to any third parties by any Group Company has been lawfully obtained, used, processed and/or transferred in accordance with Data Protection Laws.

26.8                        No Group Company has in the last three years received any notices or any other communications from, or so far as the Seller is aware, been subject to inquiries by or, so far as the Seller is aware, been the subject of complaints to any Authority in relation to Data Protection Laws.  So far as the Seller is aware, there are no circumstances which are likely to give rise to any such notices, communications, inquiries or complaints.

26.9                        In the last three years, no Person or other body has:

26.9.1                                      alleged to a Group Company that any Group Company has failed to comply with the provisions of any Data Protection Laws or, so far as the Seller is aware, to any other person;

26.9.2                                      complained to any Group Company about its use of Personal data; or

26.9.3                                      been awarded compensation, claimed or taken action against any Group Company for breach of any Data Protection Laws,

and so far as the Seller is aware, there are no circumstances which are likely to give rise to any such allegations, complaints, awards, claims or actions.

26.10                 The entry into and performance of this agreement and all other Acquisition Documents will not result in the processing of Personal data by or on behalf of any Group Company being in breach of Data Protection Laws due to any notifications or consents becoming invalid.

27.                               Confidential information

27.1                        The Confidential Information owned by a Group Company which is material to the business:

27.1.1                                      is in the exclusive possession or under the direct control of a Group Company;

27.1.2                                      is and has been kept strictly confidential;

27.1.3                                      is not subject to any third party restriction as to its use, exploitation or disclosure save as used in the proper and ordinary course of business.

27.2                        No Group Company has disclosed, or is obliged to disclose, any of the Confidential Information to any Person, except:

27.2.1                                      to its officers and employees who are bound by obligations of confidence; or

27.2.2                                      to third parties in the ordinary and usual course of such Group Company’s business.

27.3                        So far as the Seller is aware, there has not been, in the last six years:

27.3.1                                      any breach of any confidentiality obligations given by third parties in relation to the Confidential Information; or

27.3.2                                      any actual or alleged misuse by any Person of the Confidential Information,

and so far as the Seller is aware, there are no circumstances which are likely to give rise to any such breach or actual or alleged misuse.

27.4                        No Confidential Information has been subject to disclosure pursuant to the Freedom of Information Act 2000 or the Environmental Information Regulations 2004.

27.5                        No Group Company has used, or uses, any confidential information which it has received from any third party other than in accordance with the confidentiality protection that is applicable to that confidential information.

28.                               Guarantees, etc

No Group Company has any outstanding obligations or liabilities (whether actual or contingent) under any guarantee, security, indemnity, agreement or other commitment in respect of any obligations or liabilities of any third party (other than another Group Company).

29.                               Contracts

29.1                        No Group Company is, (or has agreed to become) a party to, bound by or liable under, any Contract which:

29.1.1                                      is not on arm’s length commercial terms in the ordinary and usual course of its business;

29.1.2                                      since June 1st 2010, relates to the acquisition of securities of any other entity or the acquisition of the business and/or assets of any other entity or Person;

29.1.3                                      since June 1st 2010, relates to the sale of securities held by any Group Company or the sale by any Group Company of its business or any part of it;

29.1.4                                      involves any agency, franchise, consortium, collaboration, partnership, partnering, joint venture or profit sharing arrangement;

29.1.5                                      limits or excludes it right to do business and/or compete in any geographical area or field or with any Person;

29.1.6                                      is dependent on any guarantee, indemnity or security provided by any other Person (other than another Group Company);

29.1.7                                      so far as the Seller is aware, cannot be readily fulfilled or performed by it on time without undue or unusual expenditure or application of money, effort or Personnel, or is reasonably likely to result in a loss to it on completion of performance;

29.1.8                                      is of a long-term nature and has an annual expenditure or income equal to or in excess of £100,000 in aggregate, being:

29.1.8.1                            for a fixed term of 12 months or more;

29.1.8.2                            for an indefinite term which cannot be terminated by it in accordance with its terms on six months’ notice or less without compensation; or

29.1.8.3                            unlikely to have been fully performed, in accordance with its terms, within 12 months after the Completion;

29.1.9                                      involves or is likely to involve expenditure by it or other liability on its part of more than £100,000 per contract which is outside the ordinary course of business;

29.1.10                               is for the supply by or to it of goods and/or services:

29.1.10.1                     at fixed prices for a period of more than twelve months from the date of order;

29.1.10.2                     where prices relate to minimum purchasing requirements, targets or similar incentive schemes;

29.1.10.3                     where payment is in or by reference to any currency other than the currency of the jurisdiction of the Group Company concerned or by reference to fluctuations in any index; or

29.1.10.4                     exclusively to or from any Person;

29.2                        Copies of each Group Company’s standard terms of business are set out in the Disclosed Information.

29.3                        No Group Company has entered into any Contract with a Key Customer for the supply of goods and/or the provision of services or with a Key Supplier for the purchase of goods and/or services other than on such standard terms.

29.4                        Each Contract is in full force and effect and binding on the relevant Group Company and so far as the Seller is aware, any other party.

29.5                        No Group Company is and, so far as the Seller is aware, no other party is in breach of any Contract (other than Permitted Customer Claims).  So far as the Seller is aware, there are no circumstances which are likely to give rise to such a breach.

29.6                        No notice of termination of or intention to terminate any Contract has been received by any Group Company and, so far as the Seller is aware, none is anticipated.  No notice of termination of or intention to terminate any Contract has been given by any Group Company, and (but for this agreement) it would have no intention to do so.

29.7                        There are no grounds for termination for default, rescission, avoidance or repudiation in the terms of any Contract.

29.8                        So far as the Seller is aware, all contracts with a Governmental Authority held by any Group Company have been entered into  and operated in compliance with all applicable public procurement procedures and terms (“Public Procurement Laws”).

29.9                        So far as the Seller is aware, no Group Company has in the last three years received any notices or other communications from any Governmental Authority that any contract held by any Group Company has been the subject of a challenge in relation to Public Procurement Laws and, so far as the Seller is aware, there are no circumstances which are likely to give rise to any such challenges.

30.                               Key Customers and Key Suppliers

30.1                        Full and accurate details of:

30.1.1                                      each Key Customer and Key Supplier (including the type of goods and/or services supplied to or obtained from it, and the aggregate value of sales to or purchases from it in the financial year ended on the Accounts Date and in the current financial year); and

30.1.2                                      the principal terms of all Contracts with Key Customers and Key Suppliers (including any restrictions imposed on any party to them),

are set out in the Disclosed Information.

30.2                        In the last 12 months, no Key Customer or Key Supplier has:

30.2.1                                      stopped or reduced substantially its trading with any Group Company;

30.2.2                                      substantially changed the terms of its trading (including prices) with any Group Company; or

30.2.3                                      notified any Group Company of its intention to do so,

and, so far as the Seller is aware, there are no circumstances which are likely to result in any of such things, whether as a result of Completion or otherwise (other than normal price reviews).

30.3                        No Group Company has given, paid or received (or agreed to give, pay or receive) any discount, volume rebates, allowances, commission payments or the like (whether or not legally binding) to any of its Key Customers or from any of its Key Suppliers.

30.4                        No Group Company has agreed any unusual credit terms (being payment more than 60 days after the end of the month of the date of invoice) with any of its Key Customers or Key Suppliers.  Since the Accounts Date, no Key Customer has been regularly more than 15 days late in making payments due to any Group Company.

30.5                        So far as the Seller is aware, no Insolvency Event has occurred in relation to any Key Customer or Key Supplier and so far as the Seller is aware, there are no circumstances which are likely to give rise to such an Insolvency Event.

31.                               Tenders

No offer, tender or the like made by any Group Company is outstanding which is capable of being converted into a Contract by an acceptance or other act of a third party (other than offers, tenders or the like made in the ordinary and usual course of such Group Company’s business).  None of such offers, tenders or the like made by any Group Company in the ordinary and usual course of such Group Company’s business involves or will involve the type of Contract which would be required to be disclosed under paragraph 29.1 if it was a Contract at the time.

32.                               Products and services

32.1                        In the three years prior to Completion, no Group Company has manufactured, sold, supplied or provided any goods or services which:

32.1.1                                      so far as the Seller is aware, infringe any Person’s proprietary or Intellectual Property rights;

32.1.2                                      are dangerous, injurious to health, faulty or defective (save where the item by its nature is dangerous or injurious);

32.1.3                                      save for Permitted Customer Claims does not comply with any specifications or terms of sale or supply agreed in respect of them or with any warranties and representations expressly or impliedly made by a Group Company; or

32.1.4                                      save for Permitted Customer Claims do not comply with all applicable laws, standards and requirements having the force of law.

32.2                        No Group Company has given any guarantee or warranty or made any representation in respect of goods or services that have been sold, supplied or provided by it, other than those implied by applicable laws or contained in its current standard terms of business or which reflect a manufacturer’s or supplier’s terms.

32.3                        Except as Disclosed in the Disclosure Letter, or required by its current standard terms of business (a copy of which has been Disclosed) or applicable law or manufacturer’s or supplier’s terms, no Group Company is obliged to service, repair, maintain, take back, make good or otherwise do or not do anything in respect of goods or services that have been, or will be, sold, supplied or provided by it.

32.4                        A fair summary of all customer complaints, claims or returns in respect of the quality of any products sold by any Group Company and any products made to any Group Company in the last two years are set out in the Disclosed Information.

32.5                        Other than Permitted Customer Claims there are no outstanding claims against any Group Company in relation to any goods or services manufactured, sold, supplied or provided by it. So far as the Seller is aware, there are no circumstances which are likely to result in any such claims.

32.6                        No Group Company has made or was required to make any product recalls in the last five years.  So far as the Seller is aware, there are no circumstances which are likely to result in any such product recalls.

33.                               Licences

33.1                        Each Group Company has all licences, certificates, consents, exemptions, permits, registrations, authorisations, permissions and approvals from a relevant Authority, (excluding those referred to in paragraph 20.8 (planning etc) and 21 (environmental) (“Licences”) required to own and use its assets and to carry on its business in the places and in the manner in which its business is currently carried on within the United Kingdom and so far as the Seller is aware, outside the United Kingdom.  Full and accurate details of all subsisting Licences and any outstanding or pending applications for any Licence are set out in the Disclosed Information.  So far as the Seller is aware, none of the Licences is subject to any onerous terms and conditions.

33.2                        All the Licences held by each Group Company are in full force and effect.  None of such Licences is due for renewal in the next six months.  No Group Company is or has been  in breach of any terms and conditions of any such Licence.  So far as the Seller is aware, there are no circumstances which are likely to:

33.2.1                                      result in any such Licence being suspended, terminated, varied, revoked or not renewed (in whole or in part);

33.2.2                                      require material expenditure to comply with the terms of any such Licence; or

33.2.3                                      prejudice the renewal or extension of any such Licence.

34.                               Competition

34.1                        For the purposes of this paragraph 34, Competition Laws means competition laws including but not limited to the UK Competition Act 1998, the UK Enterprise Act 2002, Article 101 or Article 102, Article 106, 107  of the Treaty on the Functioning of the European Union,  EC Regulation 139/2004  (“Competition Laws”).

34.2                        No Group Company has received any communication from any Person suggesting that it may enjoy a dominant position pursuant to the Competition Laws in any relevant market in which the Group conducts business.  So far as the Seller is aware, no Group Company enjoys or has enjoyed a dominant position in any such market in any jurisdiction.

34.3                        No Group Company nor, so far as the Seller is aware, any Person for whose acts or defaults any Group Company may be vicariously liable is or has been a party to or involved in any agreement, arrangement, practice or conduct which (in whole or in part) infringes or has infringed any applicable competition, state aid, anti-trust, anti-restrictive or anti-abusive trade practice or merger control laws in any jurisdiction in which the Group Company conducts business, pursuant to the Competition Laws.

34.4                        No Group Company has:

34.4.1                                      received any notice, request for information, order, letter, process or other communication of any kind from any Authority in relation to any Competition Law;

34.4.2                                      received any written or verbal complaint or threat to complain under, or by reference to any alleged infringement of, any Competition Law from any Person;

34.4.3                                      been party to any investigation (so far as the Seller is aware) or notified reference or proceedings in relation to any Competition Law; or

34.4.4                                      been party to any proceedings in which any Competition Law was pleaded or relied on,

and, so far as the Seller is aware, there are no circumstances which are likely to give rise to any of such things.

34.5                        No Group Company has:

34.5.1                                      notified or registered any agreement or other arrangement (whether for negative clearance, exemption, guidance, a decision or any other reason) to or with any Authority; or

34.5.2                                      given any written assurance or undertaking to any Authority, nor is it subject to any undertaking, decision, order or other instrument made,

in relation to any Competition Law.

34.6                        No Group Company has been a party to any existing or pending judgment, order, ruling or decision of any Authority having jurisdiction under Competition Laws.

34.7                        No Group Company has been a party to any merger, acquisition or joint venture which was legally required to have been notified to any Authority for approval under any applicable laws on the control of mergers or concentrations but which was not so notified or which was so notified but was put into effect before any such approval was obtained or contrary to a decision of the relevant Authority prohibiting the merger, acquisition or joint venture.

34.8                        No Group Company has accepted receipt of any payment, guarantee, financial assistance or other aid form the government or any state body which was not, but should have been, notified to the European Commission under Article 108 of the Treaty on the Functioning of the European Union for decision declaring such aid to be compatible with the common market.

35.                               Anti-corruption

35.1                        Each Group Company and so far as the Seller is aware, its current and former directors, officers, employees, servants, shareholders (“Relevant Persons”) or any representative, third parties or agents that is or was authorised to act on behalf of any Group Company (“Business

Intermediary”) (or anyone acting on their behalf) have complied with all Anti-Corruption Laws.

35.2                        Neither any Group Company nor, so far as the Seller is aware,  its Relevant Persons or Business Intermediaries (or anyone acting on their behalf) is currently or has been the subject of any allegation, investigation (so far as the Seller is aware), inquiry, litigation or enforcement proceedings by any Person, governmental, administrative or regulatory body regarding any offence relating to any Anti-Corruption Laws and so far as the Seller is aware, no such investigation, inquiry, litigation or proceedings are pending or threatened;

35.3                        Each Group Company has implemented and maintained Anti-Corruption policies and procedures designed to ensure compliance by such Group Company and its  Relevant Persons and Business Intermediaries for the time being with all Anti-Corruption Laws.  Full and accurate details of such policies and procedures are set out in the Disclosed Information.

35.4                        So far as the Seller is aware, all replies to the ABC Diligence Questionnaires are complete, true and accurate. All replies to the ABC Diligence Questionnaires are given to the best of the knowledge and belief of the Seller and the person answering the enquiries.

35.5                        All employees of the Group Companies have been provided with appropriate training in relation to Anti-Corruption Laws in accordance with the Company’s policies.

36.                               Powers of attorney

No Group Company has given any power of attorney or similar authority (whether express, implied or ostensible) to any third party which remains in force, authorising such third party to represent and bind it, either in general or for any special purposes, other than authorities given to its officers and employees to enter into routine trading contracts in the ordinary and usual course of its business in the normal course of their duties and patent attorneys for the registration of Owned IPR.

37.                               Trade Compliance

37.1                        Each Group Company and its current and former officers and employees have complied with all Trade Compliance Laws.  So far as the Seller is aware, each Business Intermediary that is or was authorised to act on behalf of any Group Company has conducted its business relating to such Group Company in compliance with all Trade Compliance Laws.

37.2                        No product manufactured, sold or supplied by any Group Company is subject to European Union or United Kingdom export controls when exported from any EU Member State, including the United Kingdom;

37.3                        Each Group Company has instituted and maintained policies and procedures designed to ensure, compliance by such Group Company and its officers, employees and Business Intermediaries for the time being with all Trade Compliance Laws.  Full and accurate details of such policies and procedures are set out in the Disclosed Information.

37.4                        No Group Company has made any disclosure of breach of Trade Compliance Laws to any EU, UK or US regulatory authority.

37.5                        No Group Company is currently, or has been in the previous six years, involved in any proceedings relating to Trade Compliance Laws or so far as the Seller is aware subject to an investigation or enquiry by any EU, UK or US regulatory authority in relation to that company’s, or any of its current and former officers and employees’, compliance with Trade Compliance Laws.

37.6                        No Group Company is aware of any pending investigation or claim in respect of any breach of Trade Compliance Laws.

38.                               Trade associations

No Group Company is a member of any trade association or similar body, and no such body is relevant to or has any material influence over the business of any Group Company as currently carried on.

39.                               Employees

39.1                        Definition

In this paragraph 40, “employee” means any individual who works or performs services under a contract of employment with any Group Company or any other contract, whether express or implied, under which the individual undertakes to do or perform Personally any work or services for such Group Company (unless, by virtue of such a contract, such Group Company’s status is that of client or customer of a profession or business undertaking carried on by that individual or under a bona fide contract with an agency provider for supply of temporary workers), and the terms “contract of employment” and “terms of employment” shall be construed to include such a contract for Personal services.

39.2                        Employees and terms of employment

39.2.1                                      The Disclosed Information contains full and accurate (anonymised) details of all employees of the Group Companies and full and accurate details of their terms of employment, including:

39.2.1.1                            the job title, employing Group Company, date of birth, start date and, if different, date of commencement of continuous service, of each employee (identified by number);

39.2.1.2                            full and accurate details of the remuneration (including salary, bonuses, commission, profit sharing arrangements, incentive payments and other payments) of each employee and full and accurate details of all contractual and non-contractual benefits or payments which any Group Company provides or which it is bound to provide (whether now or in the future) whether during any periods of sickness, incapacity, disablement or leave, on termination of employment or otherwise (including share option schemes, loan arrangements and insurance schemes);

39.2.1.3                            (if the employee works and/or is paid outside the United Kingdom) the country in which each employee works and/or is paid;

39.2.1.4                            the length of notice necessary to terminate the contract of employment of each employee or, if the contract is for a fixed term, the expiry date of the fixed term together with details of any previous renewals;

39.2.1.5                            whether the employee is on maternity, paternity, parental or adoption leave or secondment or other leave, or has been absent due to ill health or for any other reason for a continuous period of one month or more, or is known to the Seller to be likely to be absent for a continuous period of one month or more, including the reasons for absence;

39.2.1.6                            any reasonable adjustments currently being made for any employee who is a disabled Person under the Equality Act 2010;

39.2.1.7                            a copy of the contract of employment of any officer or employee of any Group Company who is a director of any Group Company or whose annual salary before Tax is in excess of £100,000 (or the local currency equivalent);

39.2.1.8                            copies of each standard form contract of employment used for each employee, together with an explanation of the type of employees to which such standard contract applies; and

39.2.1.9                            copies of all of the Group Companies’ staff handbooks, policies and procedures, together with details of all of the employees of each Group Company to whom each applies.

39.2.2                                      No employee referred to in paragraph 39.2.1.8 is employed on terms which differ materially from the standard contract which is stated to apply to him.

39.2.3                                      All employees of the Group Companies are employed by the Group Companies exclusively in their businesses as a whole.

39.2.4                                      The Temporary Staff Schedule sets forth a true and accurate list of all staff employed by any Group Member on a temporary basis as at the date of this Agreement (excluding workers engaged through agency providers).  Except as set forth in the Temporary Staff Schedule, no Group Company uses the services of any individuals who are not full time employees (including consultants, independent contractors, freelancers, outworkers, agency workers or Persons treated as self-employed, contracted labour or agents) other than workers engaged through agency providers).

39.2.5                                      No Person is currently seconded to any Group Company, and no Group Company is under any obligation to have any Person seconded to it.  In relation to any Person (or Persons) who has any time been seconded by or to any Group Company, such Group Company has complied with all applicable laws in relation to such secondee and none of such secondment arrangements are (or were or at any time have been alleged to be) in breach of applicable law.

39.2.6                                      No Group Company has entered into or made any outsourcing agreements or other arrangements with any third party which is anticipated by the Seller to expire within three months of Completion and under which any Person may become or cease to be an employee of a Group Company upon the termination or expiry of such agreements or arrangements.

39.2.7                                      No offer of a contract of employment or engagement has been made by any Group Company to any Person who, if employed or engaged, by any Group Company would have an annual salary before Tax in excess of £100,000 (or the local currency equivalent) (“Key Employees”) which has not yet been accepted, or which has been accepted but the individual’s employment or engagement has not yet commenced.

39.2.8                                      Each Group Company has in its possession a copy of an original document validly evidencing the right of each of its employees to work for it in the United Kingdom (or such jurisdiction in which they are employed) and all employees of the Group Companies have such right.

39.2.9                                      Each Group Company has complied with all relevant legislation relating to minimum wage requirements in all jurisdictions in which it has employees.

39.2.10                               The Disclosed Information contains full and accurate details of all loans made by any Group Company to any of its officers or employees which remains outstanding, or agreed to make any such loan to any such officer or employee.

39.2.11                               Since the Accounts Date:

39.2.11.1                     no Group Company has changed, or agreed to change or is under any obligation to change, the terms of employment of any of its Key Employees (save for salary increases in the ordinary and usual course of its business or as provided for in any budget of any Group Company), and there are no requests or negotiations for any such change; and

39.2.11.2                     no Group Company has provided, or agreed to provide, a gratuitous payment or benefit to any of its current or former officers or employees, or to any of their respective dependants.

39.2.12                               Except as provided for in the Accounts, no amounts due from any Group Company to or in relation to any of its current or former officers or employees (including PAYE and national insurance and pension contributions) are in arrears or unpaid, and no amounts in respect of bonus, commission or profit share have accrued (in whole or in part) but are not yet due for payment to any of its officers or employees.

39.2.13                               No Group Company has any obligation to make a payment on redundancy in excess of that required by applicable statutory requirements and no Group Company operates any discretionary practice of making such excess payments.  No Group Company has made any redundancies in the last two years.

39.3                        Termination of employment

39.3.1                                      No Key Employee of any Group Company has given or received notice terminating his contract of employment, nor, so far as the Seller is aware, is any such notice pending or threatened.

39.3.2                                      Each contract between a Group Company and any of its employees can be terminated by such Group Company giving three months’ notice or less without giving rise to the making of a payment in lieu of notice or a claim for damages or compensation for breach of contract other than those contracts fully set out in the Disclosed Information.

39.3.3                                      So far as the Seller is aware, there is no statutory or regulatory restriction on any employee of any Group Company continuing to work for the Group Company which employs him on an indefinite basis.

39.3.4                                      No employee of any Group Company has been given notice of retirement pursuant to paragraph 2 of Schedule 6 to the Employment Equality (Age) Regulations 2006 in the last 12 months.

39.4                        Trade unions and employee representatives

39.4.1                                      No Group Company has entered into any recognition or other agreement with a trade union that binds any Group Company or received any request from a trade union for recognition in the last three years, or carried out any act which may be construed as giving a trade union any legal entitlement in relation to recognition.

39.4.2                                      No Group Company has received or issued any request for the establishment of information and consultation arrangements, whether under the Information and Consultation of Employees Regulations 2004 or otherwise.

39.5                        Employment disputes

39.5.1                                      No Group Company is involved in any industrial or trade dispute or negotiation with any trade union or other group or organisation representing any of its employees regarding a claim, and so far as the Seller is aware, there are no circumstances, including the identity of the Purchaser, which are likely to give rise to such a dispute or claim.

No Group Company has any dispute, claim, legal action, proceeding, suit, litigation, prosecution, arbitration or any other form of alternative dispute resolution or (in the case of former officers or employees only), liability, outstanding with or in relation to any of its current or former officers or employees, no such dispute is, so far as the Seller is aware, pending or threatened and so far as the Seller is aware, there are no circumstances which are likely to give rise to such a dispute or liability.

39.5.2                                      No Group Company has any current disciplinary investigations, proceedings or appeals in respect of any of its current or former officers or employees and so far as the Seller is aware, there are no circumstances which are likely to give rise to any such investigations or proceedings.

39.6                        Employees — compliance

(Save in relation to the matters referred to in paragraph 41 (pensions)), in relation to its current and former officers and employees and any recognised trade union or employee representative of such employees, each Group Company has:

39.6.1                                      maintained adequate and suitable records;

39.6.2                                      complied with all applicable laws, collective agreements, terms and conditions of employment or engagement, codes of conduct and customs and practices; and

39.6.3                                      complied with all requirements of any Authority and the Central Arbitration Committee or the Advisory Conciliation and Arbitration Service.

39.7                        Inquiries and investigations

So far as the Seller is aware, there are no inquiries, investigations or proceedings existing, pending or threatened affecting any Group Company in relation to any of its current or former officers or employees or groups of employees or former employees by the Commission for Equality and Human Rights or the Health and Safety Executive or any other Authorities with similar functions or powers in relation to any employee.

39.8                        TUPE

Full and complete details of all relevant transfers as defined by the Transfer of Undertakings (Protection of Employment) Regulations 2006 that any Group Company has been a party to since June 2010 are set out in the Disclosed Information, but otherwise no Group Company has been a party to any such relevant transfer in the last six years.

39.9                        Effect of the Acquisition

The entry into and performance of this agreement and all other Acquisition Documents will not:

39.9.1                                      entitle any officer or employee of any Group Company to any payment or other benefit to arise in favour of such person;

39.9.2                                      so far as the Seller is aware, result in any payment or other benefit to arise in favour of any officer or employee of any Group Company;

39.9.3                                      entitle any employee of any Group Company to give notice to terminate his contract of employment and/or any clauses of their contract of employment or to any additional period of notice;

39.9.4                                      so far as the Seller is aware, result in any employees of any Group Company giving notice to terminate their employment; or

39.9.5                                      so far as the Seller is aware, adversely affect any Group Company’s employee relations.

40.                               Pensions

40.1                        Pension arrangements

Other than the Pension Schemes, there is not and has not been in operation, no proposal has been announced to enter into or establish, and no Group Company contributes, is bound to contribute either now or in the future or has contributed to, any agreement, arrangement, scheme, custom or practice (whether or not (a) enforceable, (b) a registered pension scheme under the Finance Act 2004 and/or (c) funded for in advance) for the payment of any pensions, lump sums or other benefits payable on death or retirement or termination of employment (whether voluntary or not), or during any period of sickness or disablement for or in respect of any of the Group Companies’ current or former officers or employees or any of their respective dependants.

40.2                        Pension Schemes

40.2.1                                      Full and accurate details of the Pension Schemes, including current details of the rate(s) at which the Group Companies are obliged to contribute in respect of each of their employees who are members of the Pension Schemes, are Disclosed.

40.2.2                                      Details (anonymised) of all the members of the Pension Schemes are Disclosed and there are no other employees of the Group Companies who are currently eligible for or who have been offered membership of the Pension Schemes.

40.2.3                                      No employees or former employees of the Group Companies have been excluded from membership of the Pension Schemes who would otherwise have been eligible either under the governing documentation of the Pension Schemes, under any law or under any announcement or other contractual obligations and every such employee has been properly notified of that right.

40.2.4                                      All contributions, insurance premiums, tax and expenses due to and in respect of the Pension Schemes have been duly paid.

40.2.5                                      No undertaking or assurance (whether or not legally enforceable) has been given or discretion or power exercised by or on behalf of any of the Group Companies or the trustees of the Pension Schemes:

40.2.5.1                            to any Person that any benefits under the Pension Schemes (other than lump sum benefits on death in service) will be calculated by reference to any Person’s remuneration or length of service (other than in relation to the DB Scheme) or will be approximately or exactly any amount;

40.2.5.2                            to increase or improvement of any contribution to, or any benefit provided by, the Pension Schemes required to be provided by the Pension Schemes’ governing documents as at Completion;

40.2.5.3                            to increase or improvement of any benefit provided by, or contribution to, the Pension Schemes beyond benefits and contributions as at Completion; or

40.2.5.4                            to admit a Person not already a member as at Completion, to membership any Person who would not normally be eligible for membership of the Pension Schemes or on terms other than those that would normally be applicable under the Pension Schemes.

40.2.6                                      The Pension Schemes are registered pension schemes for the purposes of Chapter 2 of Part 4 of the Finance Act 2004.

40.2.7                                      The Pension Schemes are not contracted-out within the meaning of the Pension Schemes Act 1993.

40.2.8                                      So far as the Seller is aware, the Pension Schemes have been designed to comply with, and have been administered in accordance with, all material applicable legal and administrative requirements and in material compliance with its governing documents.  So far as the Seller is aware, the Group Companies have complied in all material respects with their obligations under and in respect of the Pension Schemes.

40.2.9                                      So far as the Seller is aware the Group Companies have not discriminated against, or in relation to, any employee on grounds of age, sex, disability, marital status, hours of work, fixed-term or temporary agency worker status, sexual orientation, religion or belief in providing pension, lump-sum, death, ill-health, disability or accident benefits.

40.2.10                               No Person has made or, so far as the Seller is aware, threatened any claim (other than a routine claim for benefits under the Pension Schemes) or complaint against a Group Company or against the trustees or administrator of the Pension Schemes in respect of any act, event or omission arising out of or in connection with the Pension Schemes or any other agreement, arrangement, scheme, custom or practice for the payment of any pensions, allowances, lump sums or other benefits on death, retirement or termination of employment, or during any period of disablement and, so far as the Seller is aware, there are no circumstances which is likely to give rise to any such claim, complaint or report being made.

40.2.11                               No act, event or omission has occurred which will or is likely to lead to the winding-up of the DB Scheme in whole or in part without the consent of the Group Companies and there are no liabilities which have been or so far as the Seller is aware are likely to be imposed on the any Group Company as a debt due pursuant to section 75 (as amended) or section 75A of the Pensions Act 1995 to the trustees of the DB Scheme up to Completion.

40.2.12                               So far as the Seller is aware no claims or complaints have been made or are pending or threatened in relation to the Pension Scheme or otherwise in respect of the provision of (or failure to provide) pension, lump-sum, death, ill-health, disability or accident benefits by the Group Companies in relation to any of the Pensionable Employees.

40.2.13                               So far as the Seller is aware no acts, omissions or other events have been reported to the Pensions Regulator under sections 69 or 70 of the Pensions Act 2004 in relation to the DB Scheme.

40.2.14                               The Pension Schemes (other than the DB Scheme) provide money purchase benefits only as defined in section 181 of the Pension Schemes Act 1993.

40.2.15                               So far as the Seller is aware, the Group Companies have at all times complied with Part 1 of the Pensions Act 2008 and all regulations having the force of law made under it and so far as the Seller is aware, there are no circumstances which are likely to result in any penalty for failure to comply with those requirements becoming payable by the Company.

40.2.16                               Full details of the Group Companies’ staging dates (as defined in the Employers’ Duties (Implementation) Regulations 2010) and the Group Companies’ arrangements for compliance with the employers’ duties under Part 1 of the Pensions Act 2008 are Disclosed.

40.2.17                               There are no outstanding undertakings or assurances (whether or not legally enforceable) given by any of the Group Companies to any Person to increase or improve any benefit provided by the DB Pension Scheme that have not been fully funded or paid by the Group Companies.

40.3                        Stakeholder compliance

So far as the Seller is aware, there are no circumstances which are likely to result in any penalty for failure to comply with Part I of the Welfare Reform and Pensions Act 1999 or the Stakeholder Pension Schemes Regulations 2000 becoming payable by any Group Company.

40.4                        TUPE

No employee or former employee of any Group Company has had his contract of employment transferred to such Group Company from another employer in circumstances where:

40.4.1                                      the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the Transfer of Undertakings (Protection of Employment) Regulations 2006 applied; and

40.4.2                                      the employee or former employee was entitled to defined benefit occupational pension scheme rights that did not relate to old age, invalidity or survivors benefits in respect of his employment before such transfer to such Group Company.

40.5                        Moral hazard issues

40.5.1                                      No Group Company is or has been connected with, or an associate of, an employer (within the meaning of sections 249 to 435 of the Insolvency Act 2004) in relation to a defined benefit occupational pension scheme (other than the DB Scheme).

40.5.2                                      No contribution notices or financial support directions have been issued by the Pensions Regulator against any Group Company.  No Group Company has a liability arising out of the operation of sections 38 to 57 (inclusive) of the Pensions Act 2004. So far as the Seller is aware, there are and have been no circumstances which are likely to give rise directly or indirectly to a liability on any Group Company or the Purchaser arising out of the operation of sections 38 to 57 (inclusive) of the Pensions Act 2004.

40.5.3                                      No member of the DB Scheme has a right or entitlement to take early retirement benefits without the consent of the Group Companies.

41.                               Compliance with laws

41.1                        Each Group Company has conducted its business and dealt with its assets in accordance with all applicable laws (save those referred to in paragraph 20.8 (Planning matters etc), 21 (environmental matters) and 41 (pensions)), within the United Kingdom and, so far as the Seller is aware, outside the United Kingdom, in all material respects.

41.2                        No Group Company nor so far as the Seller is aware,  any Person for whose acts or defaults any Group Company may be vicariously liable has done or omitted to do anything which is or is likely to be in contravention of any applicable law or of any requirement of any Authority to which it is subject or submits in the United Kingdom or so far as the Seller is aware, outside the United Kingdom (but excluding in each case those referred to in paragraph 20.8 (Planning matters etc), 21 (environmental matters) and 41 (pensions)).

42.                               Disputes and investigations

42.1                        Except for debt collection in the ordinary course of business and customer product disputes which are not material in nature, no Group Company nor, so far as the Seller is aware, any

Person for whose acts or defaults any Group Company may be vicariously liable is involved, or in the last three years has been involved, in any dispute, claim, legal action, proceeding, suit, litigation, prosecution, arbitration or any other form of alternative dispute resolution (“Dispute”).

42.2                        So far as the Seller is aware, no Dispute is pending or threatened by or against any Group Company and so far as the Seller is aware, there are no circumstances which are likely to give rise to any Dispute.

42.3                        In the last six years, there is not and has not been any enforcement proceedings or so far as the Seller is aware, any investigation or enquiry, by any Authority concerning any Group Company, its business or any of its assets and, so far as the Seller is aware, none is pending or threatened.

42.4                        There is no judgment, order, ruling or decision of any Authority to which any Group Company is a party which remains outstanding or by which any Group Company or any of its assets is bound or a party.

42.5                        No Group Company has given any assurances or undertakings (whether legally binding or not) to any Authority.

42.6                        So far as the Seller is aware, there are no circumstances which are likely to give rise to any of the matters in paragraphs 42.3, 42.4 or 42.5.

43.                               Effect of the Acquisition

The entry into and performance of this agreement and all other Acquisition Documents will not:

43.1                        conflict with, or result in a breach of, or give rise to an event of default under, or require the consent of or the giving of notice to any Person under any Contract or Licence held by any Group Company, under any applicable laws (so far as the Seller is aware), judgment or order of any Authority to which any Group Company is a party or is subject;

43.2                        give rise to a right for, or so far as the Seller is aware, result in the termination of, or enable any Person to terminate or alter the terms of, any Contract or Licence held by any Group Company;

43.3                        give rise to a right for any Person to terminate or, so far as the Seller is aware, result in any Group Company losing the benefit of any Licence or any asset, right or privilege which it now enjoys;

43.4                        relieve any Person from any obligation to, or restriction benefiting, any Group Company or any Group Company’s assets, or enable any Person to determine any such obligation or restriction or to alter its terms;

43.5                        enable any Person to exercise a right in respect of any Group Company;

43.6                        result in the creation, imposition, crystallisation or enforcement of any Encumbrance affecting any of the assets, undertaking or goodwill of any Group Company; or

43.7                        so far as the Seller is aware, result in any Key Customer or Key Supplier ceasing to deal with any Group Company, or dealing with any Group Company on a materially smaller scale or on materially less advantageous terms; or

43.8                        so far as the Seller is aware, adversely affect the goodwill of any Group Company.

44.                               Acquisition costs

No Group Company is liable for any finder’s fee, brokerage or other commission or advisers’ fees, costs or expenses in connection with the Acquisition or any other Acquisition Document.

SCHEDULE 3:  TAX

Part 1:  Tax Covenant

1.                                      Definitions and interpretation

1.1                               In this schedule:

“Accelerated Payment Notice” has the meaning given in section 219 FA 2014;

“Accounts Relief” means:

(a)                                                         a Relief (including a deferred tax asset and withholding tax asset) which has been treated as an asset in the Completion Statements; or

(b)                                                         a Relief which has been taken into account in computing a provision for deferred tax which appears in the Completion Statements or has resulted in no provision for deferred tax being made in the Completion Statements;

“Actual Tax Liability” means a liability of any Group Company to make a payment of or in respect of Tax;

“Assessment” means any claim, notice, demand, assessment, letter or other document issued or any action taken by or on behalf of any Person (including a Tax Authority) from which it appears that any Group Company has or may have a Tax Liability or a liability in respect of Tax pursuant to clause 9 of this Agreement;

“Corresponding Relief” has the meaning given in paragraph 7.1.4;

“Effective Tax Liability” means:

(a)                                                         the unavailability (to any extent) of any Accounts Relief; or

(b)                                                         the utilisation or set-off against any Tax or against income, profits or gains of any Accounts Relief or any Purchaser Relief in circumstances where, but for such utilisation or set-off, an Actual Tax Liability would have arisen in respect of which the Seller would have been liable to the Purchaser under this schedule;

“Event” means any act, omission, event or transaction and includes, without limitation, the expiry of any period of time, the entry into of this agreement and Completion;

“Follower Notice” has the meaning given in section 204 FA 2014;

“Group Relief” means any of the following:

(a)                                                         any amount eligible for surrender by way of group relief under Part 5 CTA 2010;

(b)                                                         any eligible unrelieved foreign tax which may be surrendered in accordance with The Double Taxation Relief (Surrender of Relievable Tax Within a Group) Regulations 2001 (SI 2001/1163); or

(c)                                                          any refund of Tax eligible to be surrendered or claimed under section 963 CTA 2010;

“HMRC” means HM Revenue & Customs;

“Loan Relationship” has the meaning given by section 302 CTA 2009;

“Purchaser Relief” means a Relief to the extent that it arises:

(a)                                                         to any Group Company after Completion; or

(b)                                                         at any time to any member of the Purchaser Group other than a Group Company;

“Relevant Amount” means, in relation to an over-provision, under-stated right to repayment of Tax (including any interest or repayment supplement), a repayment of (or credit for) or in respect of Tax or a Corresponding Relief referred to in paragraph 7.1, an amount equal to such over-provision, under-stated right to repayment of Tax, repayment of or in respect of Tax (or the amount of Tax saved by such credit) or the Tax saved by the utilisation of such Corresponding Relief;

“Relevant Step” and “Relevant Third Person” have the meanings given in section 554A in Part 7A ITEPA;

“Relief” means any loss, relief, allowance, credit, deduction, exemption or set-off in respect of Tax (or in respect of the computation of income, profits or gains for Tax purposes) or any right to repayment of Tax, and in the case of a right to repayment of Tax includes any interest or repayment supplement;

“Tax” means any form of tax and any duty, levy, withholding, contribution, impost or tariff in the nature of tax (including, for the avoidance of doubt, any liability under section 455 CTA 2010 and any national insurance contribution liabilities or deductions under PAYE in the United Kingdom and any equivalent or similar obligations elsewhere but excluding any business rates, council tax and utility charges) together with all related penalties, fines, surcharges and interest;

“Tax Authority” means any Authority competent to impose, assess, collect or administer any Tax;

“Tax Liability” means any Actual Tax Liability or Effective Tax Liability or any other liability which in each case gives or may give rise to a claim under the Tax Covenant or for breach of any of the Tax Warranties;

“unavailability” in relation to a Relief means loss, reduction, cancellation or non-availability ab initio; and

“VAT” means Value Added Tax.

1.2                               The value of an Effective Tax Liability is:

1.2.1                                             where the Effective Tax Liability is the unavailability of any Accounts Relief:

1.2.1.1                                   if the Accounts Relief which is unavailable is a right to repayment of Tax, the amount of the repayment which would otherwise have been received; and

1.2.1.2                                   if the Accounts Relief which is unavailable is not a right to repayment of Tax, the amount of Tax which a Group Company would have saved by utilising or setting off the Accounts Relief had the Accounts Relief been available on the basis of the Tax rates current at Completion or (where the Group Company does not have sufficient income, profits or gains against which to set off or utilise the unavailable Accounts Relief) the amount by which the Consideration was increased as a result of such Accounts Relief having been treated as being available for the purposes of the Completion Statements; or

1.2.2                                             where the Effective Tax Liability is the utilisation or set-off of an Accounts Relief or Purchaser Relief within sub-paragraph (b) of the definition of Effective Tax Liability, the amount of additional Tax which any Group Company would have been liable to pay if the set-off or utilisation had not occurred.

1.3                               In this schedule, “CAA” means the Capital Allowance Act 2001; “CTA 2009” means the Corporation Tax Act 2009;  “FA” followed by a year means the Finance Act of that year; “IHTA” means the Inheritance Tax Act 1984; “ITA” means the Income Tax Act 2007; “ITEPA” means the Income Tax (Earnings and Pensions) Act 2003; “TCGA” means the Taxation of Chargeable Gains Act 1992; “TIOPA” means the Taxation (International and Other Provisions) Act 2010;  and “VATA” means the Value Added Tax Act 1994.

1.4                               In this schedule, references to a Tax Liability in respect of income, profits or gains earned, accrued or received include a Tax Liability in respect of income, profits or gains deemed (by Tax legislation for the purposes of the relevant Tax) as having been earned, accrued or received.

1.5                               In this schedule, references to a Tax Liability arising by reference to any Event include:

1.5.1                                             a Tax Liability where the Event is deemed (by Tax legislation for the purposes of the relevant Tax) to have occurred;

1.5.2                                             in the case of a reference to any Event occurring on or before Completion, the combined effect of two or more Events all of which occurred (or are treated by Tax legislation for the purposes of the relevant Tax as having occurred) on or before Completion; and

1.5.3                                             a Tax Liability in connection with a Follower Notice or an Accelerated Payment Notice where the Arrangements (within the meaning of section 201 FA 2014) in respect of which the Follower Notice or Accelerated Payment Notice is given were constituted by an Event or Events which took place on or before Completion.

1.6                               Any reference to any indemnity or a covenant to pay (“Payment Obligation”) being given on an “After-Tax Basis” or expressed to be calculated on an “After-Tax Basis” means that, to the extent that the amount payable pursuant to such Payment Obligation (“Payment”) is subject to a deduction or withholding required by law in respect of Tax or is chargeable to any Tax in the hands of the recipient, such amount shall be increased so as to ensure that, after taking into account:

1.6.1                                             the amount of Tax required to be deducted or withheld from, and the Tax chargeable on, such amount (including on the increased amount); and

1.6.2                                             any Relief which is available to the recipient of the Payment as a result of the matter or thing giving rise to the Payment Obligation, receiving the Payment or the deduction or withholding in question, the recipient of the Payment is in the same position as it would have been had no such deduction, withholding or Tax been payable, save that no additional or increased amount shall be payable pursuant to this paragraph 1.6 if and to the extent that such deduction, withholding or Tax would not have arisen but for the Purchaser having assigned the benefit of this agreement or the Tax Covenant or the Purchaser not being resident in the United Kingdom for Tax purposes.

2.                                      Tax Covenant

Subject to the provisions of this schedule, the Seller covenants to pay to the Purchaser, on an After-Tax Basis, an amount equal to:

2.1                               any Actual Tax Liability arising by reference to any Event which occurred or any income, profits or gains which were earned, accrued or received on or before Completion;

2.2                               the value of any Effective Tax Liability;

2.3                               any Actual Tax Liability arising by reference to the non-payment of Tax by the Seller or any other Person (other than any Group Company, the Purchaser or any member of the Purchaser Group) which is, or has been, treated for the purposes of any Tax as being a member of the same group of companies as or connected with any Group Company (in each case prior to Completion) or the Seller; and

2.4                               any liability for inheritance tax which:

2.4.1                                             is a liability of any Group Company and arises as a result of a transfer of value occurring or being deemed to occur on or before Completion (whether or not in conjunction with the death of any Person whenever occurring);

2.4.2                                             has at Completion given rise to a charge on any of the shares in or assets of any Group Company or given rise to a power to sell, mortgage or charge any of such shares or assets; or

2.4.3                                             after Completion gives rise to a charge on any of the shares in or assets of any Group Company or gives rise to a power to sell, mortgage or charge any such shares or assets, and which arises as a result of the death of any person within seven years of a transfer of value occurring or being deemed by Tax legislation to occur on or before Completion, provided that any right to pay inheritance tax by instalments shall be disregarded and the provisions of section 213 IHTA shall not apply to any payment falling to be made under this paragraph 2.4;

2.5                               any stamp duty and any related interest and penalties (such sum being recoverable from the Seller as a liquidated sum payable as a debt) payable by a Group Company as a result of which the Seller is in breach of Tax Warranty 13.1;

2.6                               such amount as any Group Company is liable to pay or repay (other than to another Group Company or a Tax Authority) in respect of:

2.6.1                                             any surrender of Group Relief; or

2.6.2                                             any arrangement (other than with a Group Company) for the group payment of Tax,

entered into prior to Completion;

2.7                               without prejudice to the generality of the foregoing, any Actual Tax Liability arising in any Group Company by reference to any income, profits or gains of any other Group Company which was controlled by the first Group Company on or before Completion, but only to the extent such income, profits or gains were earned accrued or received on or before Completion;

2.8                               without prejudice to the generality of the foregoing, any Actual Tax Liability arising as a result of a transfer pricing adjustment in relation to a Group Company in relation to any Event which occurred or any income, profits or gains which were earned, accrued or received on or before Completion;

2.9                               any Actual Tax Liability or Effective Tax Liability arising out of or in connection with the Pre-Sale Reorganisation;

2.10                        any interest and penalties imposed on a Group Company that arise as a result of or in connection with the failure to submit (or the delay in submitting) the returns and computations referred to in paragraph 9.1.3, save to the extent arising as a result of any unreasonable failure or unreasonable delay by the Purchaser or a Group Company after Completion (and, for the purpose of applying paragraph 3.2.3 to this paragraph 2.10, any action carried out by the Purchaser or a Group Company in accordance with the provisions of paragraph 9 shall not be considered a voluntary act, transaction or omission);

2.11                        the reasonable third party costs and expenses incurred by the Purchaser and/or any Group Company in connection with a successful claim under this schedule or in connection with the Tax Liability which is the subject of such successful claim (save to the extent such costs and expenses have been reimbursed by the Seller pursuant to any other provision of this schedule).

3.                                      Tax Claim limitations

3.1                               The Seller shall not be liable for any Tax Claim unless the Purchaser has given notice to the Seller of such Tax Claim before 5.00 pm on 31 December 2021 provided that this limitation of time shall not apply where a Tax Authority proves fraud or deliberate default on the part of a Group Company (on or before Completion) or the Seller (at any time) in respect of the relevant matter giving rise to the Tax Claim.

3.2                               The Seller shall not be liable under any Tax Claim (excluding any Tax Claim under paragraph 2.11, other than in relation to paragraph 3.2.6 which shall also apply to a Tax Claim under paragraph 2.11) in respect of any Tax Liability to the extent that:

3.2.1                                             provision, reserve or allowance has been made in the Completion Statements in respect of the Tax Liability giving rise to such Tax Claim or the payment or discharge of the Tax Liability giving rise to such Tax Claim has been taken into account in the Completion Statements; or

3.2.2                                             the Tax Liability results from any change in law, generally accepted accounting principles, the rates of Tax, the published practice of a Tax Authority or the interpretation of Tax legislation as a result of a binding decision of a court or tribunal occurring after Completion (and not announced before that date); or

3.2.3                                             the Tax Liability giving rise to such Tax Claim results from any voluntary act, transaction or omission of the Purchaser or any Group Company after Completion other than:

3.2.3.1                                   in the case of a Group Company, in the ordinary course of its business as conducted at Completion;

3.2.3.2                                   in the case of a Group Company, pursuant to a legally binding obligation created or entered into on or before Completion;

3.2.3.3                                   in order to comply with any law or generally accepted accounting principles in force on or before Completion; or

3.2.3.4                                   carried out at the written request of the Seller,

and which the Purchaser is aware (or ought reasonably to be aware) would give rise to such Tax Liability, provided always that the presentation of any document executed by a Group Company prior to Completion for stamping by or on behalf of any Group Company shall not constitute a voluntary act for the purposes of this paragraph 3.2.3; or

3.2.4                                             the Tax Liability would not have arisen but for a failure by the Purchaser or any Group Company after Completion to make any claim, surrender, revocation, disclaimer or election, give any notice or consent or claim any Relief, the making, giving or claiming of which could validly be done after Completion and which was taken into account in determining the amount of any provision or reserve for Tax in the Completion Statements; or

3.2.5                                             the Tax Liability arises by virtue of any change after Completion in the bases, methods or policies of accounting of any Group Company, except where such change is necessary to comply with the law or generally accepted accounting principles in force on or before Completion; or

3.2.6                                             the Tax Liability is increased as a result of the failure by the Purchaser to comply (or delay in complying) with the provisions in paragraph 4 or 9 of part 1 of this schedule; or

3.2.7                                             any Relief (other than a Purchaser Relief, an Accounts Relief or a Corresponding Relief) is available (or is made available at no cost to a Group Company) to a Group Company to reduce or eliminate the Tax Liability; or

3.2.8                                             such Tax Liability arises or is increased as a result of:

3.2.8.1                                   any change after Completion of the date to which any Group Company makes up its accounts, except where such change is necessary to ensure that otherwise non-compliant accounts relating to a period ending prior to Completion comply with any law or Accounting Standards in force at the relevant time on or before Completion; or

3.2.8.2                                   the cessation after Completion of a trade or a major change in the nature or conduct of a trade carried on by any Group Company; or

3.2.9                                             such Tax Liability is in respect of the actual (as opposed to deemed) earning, receipt or accrual for any Tax purposes of any income, profit or gain by a Group Company before Completion which is not (but should have been) recognised in the Completion Statements and which is retained by a Group Company at Completion or received by a Group Company after Completion; or

3.2.10                                      such Tax Liability would not have arisen but for the withdrawal or amendment by the Purchaser or any Group Company after Completion of any election, claim, surrender, disclaimer, notice or consent validly made before Completion by any Group Company, save to the extent that such withdrawal or amendment has been taken into account in preparing the Completion Statements or has otherwise been requested in writing by the Seller after the date of this Agreement; or

3.2.11                                      such Tax Liability comprises corporation tax in respect of the accounting period current at Completion or interest and arises in connection with any failure by a Group Company to make an instalment payment or the making of an insufficient instalment payment by a Group Company (in each case) prior to Completion under the Corporation Tax (Instalment Payments) Regulations 1998 where the payments (or the decision to make no instalment payments) made prior to Completion would not subsequently have proved to have been insufficient but for the profits and gains earned by any Group Company after Completion being greater than those reasonably expected (at the date at which the relevant instalment payment was made) to be earned, accrued or received by the Group Company after Completion; or

3.2.12                                      such Tax Liability would not have arisen, or would have been reduced or extinguished, but for the Purchaser or any Group Company failing to pay (or delaying in paying) over to the relevant Tax Authority any payment received from the Seller in respect of a Tax Claim; or

3.2.13                                      such Tax Liability is an Actual Tax Liability under or of the type referred to in paragraph 2.8 and a Group Company has received a compensating adjustment in relation to the Event giving rise to the transfer pricing adjustment; or

3.2.14                                      such Tax Liability is a liability to stamp duty or stamp duty reserve tax (or any interest fine charge or penalty relating thereto) in respect of this Agreement or the stock transfer forms which transfer the Shares to the Purchaser (excluding, for the avoidance of doubt, any stamp duty or stamp duty reserve tax (or any interest, fine, charge or penalty relating thereto) payable on or in respect of the Pre-Sale Reorganisation).

3.3                               The provisions of clause 8 and Schedule 5 of this Agreement (Seller Limitations) which are expressed to apply to this schedule or any parts hereof shall have effect as if set out here in full and the Seller’s liability under this schedule shall be limited or excluded accordingly.

3.4                               The Seller shall not be liable more than once in respect of any Tax Liability giving rise to a Tax Claim and, without limitation, any amount received by the Purchaser under the Tax Covenant shall, to that extent, reduce the amount payable by the Seller for breach of the Warranties in respect of the same loss or damage and vice versa.

4.                                      Conduct in relation to Assessments

4.1                               If the Purchaser or any Group Company becomes aware (after Completion) of any Assessment which gives or may give rise to a Tax Claim, the Purchaser shall, or shall procure that such Group Company shall, as soon as reasonably practicable (and in any case where there is a time limit for making an appeal or taking other action within a prescribed period, at least ten Business Days before the expiry of that period (to the extent reasonably practicable)) notify the Seller of the Assessment, but such notification shall not be a condition precedent to the liability of the Seller in respect of any Tax Claim.

4.2                               Subject to paragraphs 4.3, 4.4 and 4.5, the Purchaser shall, and shall procure that each Group Company shall, take such action and give such information and assistance in connection with the affairs of each Group Company as the Seller may reasonably and promptly by notice request to avoid, resist, defend, appeal or compromise the Assessment including (without limitation) seeking to postpone (so far as legally permissible) the payment of any Tax, subject to the Seller having first indemnified (and, if the Claims Escrow Release Date has passed, secured) the Group Companies and the Purchaser to the Purchaser’s reasonable satisfaction against all reasonable costs which may be incurred in taking action and giving information and assistance pursuant to this paragraph 4.2.

4.3                               If the Seller does not request the Purchaser to take action pursuant to paragraph 4.2 within a period of time (commencing on the date that the notice referred to in paragraph 4.1 is given to the Seller) that is clearly set out in the notice referred to in paragraph 4.1 and that is reasonable, having regard to the nature of the Assessment and the existence of any time limit in relation to avoiding, resisting, defending, appealing or compromising such Assessment (and where the Assessment is an assessment for Tax received from a Tax Authority which specifies a deadline for appealing and the Purchaser has notified the Seller of such Assessment in accordance with the provisions of paragraph 4.1, such period shall end no later than five Business Days prior to such deadline), the Seller shall cease to have any rights under paragraph 4.2 in relation to that Assessment and the Purchaser and/or any Group Company shall, subject to paragraphs 4.6.1 and 4.6.3, be free to pay or settle the Assessment on such terms as they may in their absolute discretion think fit.

4.4                               The actions which the Seller may reasonably request under paragraph 4.2 shall not include:

4.4.1                                             allowing the Seller or its professional advisers to take on or take over the conduct of any action or proceedings of any nature arising in connection with the Assessment;

4.4.2                                             agreeing to the settlement or compromise of any Assessment which is likely to materially adversely affect the future liability to Tax of the Purchaser or any Group Company or any other member of the Purchaser Group (unless the Seller indemnifies the Purchaser, Group Company or member of the Purchaser Group (to the Purchaser’s reasonable satisfaction) against any such future liability to Tax);

4.4.3                                             contesting any Assessment before any court, tribunal or other appellate body (other than a Tax Authority or the First Tier Tribunal) unless, at the expense of the Seller, the Seller obtains the written opinion of Tax counsel of at least six years’ call (after the disclosure of all relevant material information and having regard to all relevant material circumstances) that there is a reasonable prospect that the action will succeed;

4.4.4                                             any action requested by an agent or representative of the Seller that is an administrator, administrative receiver,  liquidator or trustee in bankruptcy; or

4.4.5                                             any action which, in the Purchaser’s reasonable opinion, will be materially prejudicial to the relationship of the Purchaser or any Group Company with any Tax Authority.

4.5                               If, in relation to an Assessment in respect of which the Purchaser gives or has given notice to the Seller in accordance with paragraph 4.1, a Tax Authority alleges in writing that the Seller (at any time) and/or any Group Company (on or before Completion) has:

4.5.1                                             committed an act or omission constituting fraudulent conduct; or

4.5.2                                             deliberately brought about any loss of Tax,

and within 60 days of the Purchaser notifying and providing the Seller with full details of such allegation (as are notified to the Purchaser or a Group Company by the relevant Tax Authority) the Seller has not been able to successfully refute or rebut such allegation then the Seller shall, subject to paragraph 4.6.1, cease to have any rights under this paragraph 4 in relation to that Assessment.

4.6                               The Purchaser shall ensure that:

4.6.1                                             the Seller is kept fully and promptly informed of all material matters relating to the Assessment and, without limitation, the Seller is sent copies of all relevant assessments and correspondence sent to or received from any Tax Authority in relation to the Assessment;

4.6.2                                             in any case where such action is likely to give rise to, or to increase, the liability of the Seller under this schedule, neither the Purchaser nor any Group Company shall admit liability to the relevant Tax Authority concerning, or agree, compromise or settle, the Tax Liability without having received the consent of the Seller (such consent not to be unreasonably withheld or delayed); and

4.6.3                                             professional advisors are not appointed to act on behalf of a Group Company in respect of an Assessment without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed).

4.7                               If the Assessment in respect which the Purchaser gives notice to the Seller in accordance with paragraph 4.1 is a Follower Notice or an Accelerated Payment Notice and the Seller does not pay to the Purchaser an amount equal to the amount of Tax due in connection with the Follower Notice or Accelerated Payment Notice before the expiry of period of time during which such amount is required to be paid to avoid the Group Company incurring interest and penalties (taking into account any representations objecting to the Follower Notice or Accelerated Payment Notice or the consequences of such objections which extend such period or result in the Follower Notice or Accelerated Payment Notice being withdrawn), then, subject to paragraphs 4.6.1 and 4.6.3, the Seller shall cease to have any rights under this paragraph 4 in relation to that Assessment and in relation to any other Assessment relating to the Arrangements (within the meaning of section 201 FA 2014) in respect of which the Follower Notice or Accelerated Payment Notice was given.

5.                                      Payment and due date

5.1                               Where the Seller becomes liable to make a payment in respect of a Tax Claim or otherwise under this schedule, the due date for making that payment shall be the fifth Business Day after the Purchaser makes a written demand for payment (such demand to state the amount demanded, a reasonable explanation of how such amount has been calculated and the due date for payment of the amount (to the extent such information is available)) but, if later, whichever of the following dates is applicable:

5.2                               in the case of an Actual Tax Liability (including for the avoidance of doubt any Actual Tax Liability arising as a result of the unavailability of an Accounts Relief), the fifth Business Day before the last date on which the relevant Group Company would have to pay the Actual Tax Liability in order to avoid any related interest or penalty; or

5.3                               in a case falling within paragraph (a) of the definition of “Effective Tax Liability” where the Accounts Relief which is unavailable was a right to repayment of Tax, the date on which the relevant Group Company otherwise would have received such repayment had it been available; or

5.4                               in a case falling within paragraph (b) of the definition of “Effective Tax Liability”, the date on which any Group Company would have become liable to make a payment of Tax but for the utilisation or set-off of the Accounts Relief or Purchaser Relief.

5.5                               Save to the extent that the Purchaser is already compensated by virtue of the subject matter of a Tax Claim including interest and penalties, any sum not paid on or before the due date for payment shall bear interest from (and including) the day after the due date for payment to (but excluding) the actual date of payment at the rate of 2 per cent per annum above the base lending rate for the time being of Barclays Bank plc (whether before or after judgment).  Interest shall accrue and be payable from day to day and shall be compounded annually.

5.6                               All payments made by the Seller in respect of a Tax Claim shall be paid without any deduction or withholding unless a deduction or withholding is required by law.

6.                                      Third party claims

6.1                               If a payment is due from the Seller or has been made by the Seller in respect of a Tax Claim, and the Purchaser or any Group Company is entitled at the due date for making such payment to recover from any other Person (excluding members of the Purchaser Group and any of their employees or officers, save where the Purchaser or a Group Company has a contractual right of recovery against such employee or officer) any sum in respect of the Tax Liability (or in respect of the associated costs and expenses referred to in paragraph 2.101) giving rise to the Tax Claim, or at some later date (but no later than eight years from Completion) becomes entitled to make such a recovery, then, without prejudice to the Seller’s obligation to make payment to the Purchaser in respect of such Tax Claim, the Purchaser shall, or shall procure that the relevant Group Company shall:

6.1.1                                             promptly notify the Seller of its entitlement;

6.1.2                                             if required by the Seller, at the Seller’s cost and subject to paragraph 6.2, take reasonable steps to enforce that recovery; and

6.1.3                                             keep the Seller informed of the progress of any action taken.

6.2                               The actions which the Purchaser shall procure that the relevant Group Company undertakes pursuant to paragraph 6.1.2 shall not include:

6.2.1                                             allowing the Seller or its professional advisers to take on or take over the conduct of proceedings of any nature arising in connection with the recovery; and

6.2.2                                             contesting any matter relating to the recovery before any court, tribunal or other appellate body unless, at the expense of the Seller, the Seller obtains the written opinion of Tax counsel of at least six years’ call (after the disclosure of all material relevant information and having regard to all material relevant circumstances) that there is a reasonable prospect that the action will succeed.

6.3                               If the Seller is due to make (but has not yet made) a payment in respect of a Tax Claim and any Group Company recovers any sum referred to in paragraph 6.1, the liability of the Seller in respect of the Tax Claim shall be treated as reduced by an amount equal to the sum recovered (including any interest or repayment supplement) less any Tax incurred by the Purchaser or the relevant Group Company on receipt of the sum and all reasonable costs and expenses of recovering it to the extent not already met by the Seller.

6.4                               If the Seller has made a payment in respect of a Tax Claim and any Group Company subsequently recovers any sum referred to in paragraph 6.1, the Purchaser shall repay promptly to the Seller an amount equal to the lesser of:

6.4.1                                             the sum recovered (including any interest or repayment supplement) less any Tax incurred by the Purchaser or the relevant Group Company on receipt of the sum and all reasonable costs and expenses of recovering it to the extent not already met by the Seller; and

6.4.2                                             the amount paid by the Seller in respect of the Tax Claim plus any costs and expenses which the Seller has met under paragraph 6.1.2.

7.                                      Over-provisions and corresponding benefit

7.1                               If, before the eighth anniversary of Completion:

7.1.1                                             any provision for Tax in the Completion Statements (excluding any provision for deferred tax) proves to be an over-provision (applying the accounting policies adopted for the purposes of the Completion Statements);

7.1.2                                             any right to a repayment of Tax (including any interest or repayment supplement) which has been treated as an asset in the Completion Statements proves to have been understated;

7.1.3                                             a Group Company receives (after Completion) any repayment of or in respect of Tax paid by a Group Company before Completion (or any credit for or in respect of such Tax which has been set-off against or used to reduce or eliminate a Tax liability) where such repayment or credit was not treated as an asset in the Completion Statements; or

7.1.4                                             a payment by the Seller in respect of any Tax Claim (or the Event(s) giving rise to such Tax Claim) gives rise to a Relief (other than an Accounts Relief, Purchaser Relief or Relief which has been or is to be taken into account under paragraph 1.6.2) for any Group Company which would not otherwise have arisen (“Corresponding Relief”);

then the Relevant Amount shall be dealt with in accordance with paragraph 7.2.  No account shall be taken of any Relevant Amount under paragraph 7.2 to the extent that the over-provision, understatement or repayment giving rise to the Relevant Amount arises as a result of the utilisation of any Accounts Relief or Purchaser Relief or any change of law after Completion.

7.2                               The Relevant Amount:

7.2.1                                             shall first be set off against any payment then due from the Seller in respect of any Tax Claim;

7.2.2                                             to the extent that there is an excess of the Relevant Amount after any application of it under paragraph 7.2.1, a refund shall be made to the Seller of any previous payment or payments made by the Seller in respect of any Tax Claim and not previously refunded under this paragraph (or otherwise) up to the amount of such excess; and

7.2.3                                             to the extent that the excess referred to in paragraph 7.2.2 is not exhausted under that paragraph, the remainder of that excess shall:

7.2.3.1                                   where the Relevant Amount in question relates to an overprovision, be carried forward and set off against any future payment or payments which become due from the Seller in respect of any Tax Claim;

7.2.3.2                                   where the Relevant Amount in question relates to an under stated right to repayment of Tax, refund, credit or Corresponding Relief that exists, arises or is received (as the case may be) on or before 31 March 2017, be repaid to the Seller as soon as reasonably practicable after 31 March 2017 unless before such time a Tax Claim has been notified to the Seller, in which case it will be repaid as soon as reasonably practicable after such Tax Claim has become settled;

7.2.3.3                                   where the Relevant Amount in question relates to an under stated right to repayment of Tax, refund, credit or Corresponding Relief that exists, arises or is received after 31 March 2017 but on or before the eighth anniversary of Completion, be promptly repaid to the Seller unless at such time a Tax Claim has been notified to the Seller, in which case it will be repaid as soon as reasonably practicable after such Tax Claim has become settled, and, for the purpose of this paragraph 7.2.3, a Tax Claim shall be deemed to be settled where:

7.2.3.4                                   it is agreed in writing between the Purchaser and the Seller;

7.2.3.5                                   it is finally determined by an English court of competent jurisdiction and, in relation to which, all rights of appeal have been exhausted or are debarred by the passage of time;

7.2.3.6                                   the Purchaser has confirmed in writing to the Seller that it has been withdrawn or abandoned;

7.2.3.7                                   the liability to which the Tax Claim relates is settled, agreed or compromised in accordance with the provisions of paragraph 4 of this schedule; or

7.2.3.8                                   it is unenforceable in accordance with paragraph 3.1 of this schedule.

7.3                               The Seller may (at its own cost) require the auditors for the time being of the relevant Group Companies (“Auditors”) to certify the existence and quantum of any Relevant Amount and the date on which any Corresponding Relief is utilised and, in the absence of manifest error, their decision shall be final and binding on the parties.

7.4                               After the Auditors have produced any certificate under paragraph 7.3, the Seller or the Purchaser may request the Auditors to review (at the expense of the party making the request) that certificate in the light of all relevant circumstances, including any facts of which they were not or it was not aware, and which were not taken into account, at the time when such certificate was produced, and to certify whether, in their opinion, the certificate remains correct or whether, in light of those circumstances, it should be amended.

7.5                               If the Auditors make an amendment to an earlier certificate and the amount of the Relevant Amount is revised, that revised amount shall be substituted for the previous amount and any adjusting payment that is required shall be made by or to the Seller (as the case may be) as soon as reasonably practicable.

7.6                               The Purchaser shall notify the Seller as soon as reasonably practicable after it or a Group Company becomes aware that any of the events referred to in paragraph 7.1 have occurred (unless the provisions of paragraph 7.2 would not be triggered as a result of or by reference to such event).

8.                                      Miscellaneous

8.1                               If any repayment is made to the Seller pursuant to paragraph 6.4, 7.2 or 7.5 an amount equal to such repayment shall be deemed never to have been paid by the Seller to the Purchaser for the purposes of calculating the liability of the Seller under paragraph 1.1 of schedule 5.

8.2                               The provisions of paragraphs 6 and 7 shall not apply to the extent that the relevant over-provision, under-stated right to repayment of Tax, repayment of Tax, Corresponding Relief or right to recover has been taken into account in quantifying and so reducing the liability of the Seller under any claim for breach of any Warranty.

9.                                      Corporation tax returns

9.1                               The Purchaser or its duly authorised agent shall at the Group Companies’ cost and expense prepare:

9.1.1                                             the corporation tax returns and computations of the Group Companies (or the equivalent returns and computations for those Group Companies not incorporated in the United Kingdom) for the accounting period ended 31 August 2015;

9.1.2                                             the corporation tax returns and computations of the Group Companies (or the equivalent returns and computations for those Group Companies not incorporated in the United Kingdom) for the accounting period during which Completion takes place; and

9.1.3                                             the corporation tax returns and computations (or equivalent) for the Hungarian branch of Cromwell Tools Limited for the accounting period ended 31 August 2014 (to the extent not prepared and submitted prior to Completion), and submit them to the Seller at least 30 days prior to the due date for submission of any such returns or, in the case of the returns and computations referred to in paragraph 9.1.3, as soon as reasonably practicable following Completion.  The Purchaser shall consult with the Seller in respect of such returns and shall incorporate any reasonable comments that the Seller has (in the case of the returns relating to the accounting period during which Completion takes place, in respect of the part of the accounting period falling prior to Completion only) prior to submission, provided that the Seller provides such comments within 30 days of receiving the relevant draft return(s) from the Purchaser. The Purchaser shall not be obliged to include any comment that contains manifest error, but in the case of such error shall afford to the Seller a reasonable opportunity to correct such error.

9.2                               The Seller shall, at the Group Company’s cost and expense, provide the Purchaser or its agent with such reasonable assistance as is requested in writing by the Purchaser in relation to any matter which is within the Seller’s knowledge or control and which relates to a period before Completion as may reasonably be required to agree the returns and computations referred to in paragraph 9.1 with the relevant Tax Authority.

9.3                               For the avoidance of doubt where any matter relating to Tax gives rise to a Tax Claim, the provisions of paragraph 4 shall take precedence over the provisions of this paragraph 9.

10.                               Purchaser’s Covenant

10.1                        The Purchaser covenants to pay to the Seller, on an After-Tax Basis, an amount equal to any liability to Taxation (including, without limitation, under Chapter 6 Part 14 CTA 2010) of the Seller, the Trustees or the Seller Guarantor which arises as a result of the Purchaser’s failure to procure payment by a Group Company after Completion of Taxation payable by it (together with any reasonable third-party costs and expenses reasonably and properly incurred by the Seller, the Trustees or the Seller Guarantor in connection with a successful claim under this paragraph 10 or the Tax which is the subject of such a successful claim).

10.2                        The covenant contained in paragraph 10.1 above will not apply to any Taxation in respect of which the Purchaser could make, or has made, or would have been able to make but for the provisions of paragraph 1.3 of Schedule 5 to this Agreement, a valid claim under this schedule (save in circumstances where the Seller has paid an amount in respect of the Taxation in question to the Purchaser and the relevant liability of the Group Company has not been discharged or paid) or to any Taxation which the Seller or any party connected with the Seller has recovered from the Purchaser under any statutory right of recovery in respect of that Taxation.

10.3                        The provisions of paragraphs 4 (Conduct in relation to Assessments) and 5 (Payment and Due Date) of this schedule will apply to the covenant in paragraph 10.1 above as they apply to the covenants contained in paragraph 2 of this schedule, replacing references to the Seller and the Purchaser with the Purchaser and the Seller (and vice versa) and making any other necessary modifications as required.

10.4                        The liability of the Purchaser under this paragraph 10 shall cease on 31 December 2021.

11.                               Access to Books and Records

11.1                        The Purchaser shall (and shall procure that the Group Companies shall) provide to the Seller such reasonable access to relevant books, accounts and records in their respective possession or control as is necessary and reasonable to allow the Seller to investigate, assess or contest any Assessment for the purposes of paragraph 4 above or to properly review and comment on any returns or computations for the purposes of paragraph 9 above or to otherwise exercise or enforce its rights under this schedule.

Part 2:  Tax Warranties

1.                                      Tax returns and compliance

1.1                               In the six year period ending on the date of this Agreement each Group Company has submitted to all relevant Tax Authorities by the requisite dates every computation, return and all information for the purpose of Tax required by Tax legislation and each such computation, return and information was true, complete and accurate and, so far as the Seller is aware, is not likely to be the subject of any dispute with any Tax Authority.

1.2                               In the six year period ending on the date of this Agreement each Group Company has discharged every Tax liability, whether or not a primary liability of any Group Company, due from any Group Company directly or indirectly in connection with any Event occurring on or before Completion (to the extent such Tax liability ought to have been discharged) and there is no Tax liability or potential Tax liability in respect of which the date for payment has been postponed by written agreement with the relevant Tax Authority.

1.3                               In the six year period ending on the date of this Agreement each Group Company has made all deductions, withholdings and retentions required by Tax legislation to be made in respect of any actual or deemed payment made or benefit provided on or before the date of this Agreement and has accounted for all such deductions, withholdings and retentions to each relevant Tax Authority (to the extent payment has already become due) and complied with all its obligations under Tax legislation in connection with the same.

1.4                               No Group Company has any liability for any interest, fine, penalty or surcharge in connection with Tax or, so far as the Seller is aware, will incur such a liability as a result of any event occurring prior to the date of this Agreement.

1.5                               So far as the Seller is aware no Relief claimed by any Group Company prior to the date of this Agreement is likely to be the subject of any material dispute with any Tax Authority.

1.6                               Every claim, election and disclaimer which has been taken into account for the purposes of the Accounts and where the final date for submission falls on or before the date of this Agreement has been duly submitted by the relevant Group Company within the requisite periods and its validity has not been questioned or challenged by the relevant Tax Authority. So far as the Seller is aware, no such claim, election or disclaimer is likely to be the subject of any material dispute with a Tax Authority.

1.7                               Each Group Company has maintained and has in its possession or under its control all records and documentation that it is required by any Tax legislation to maintain and preserve and each Group Company has accurate records and/or information relating to past Events to calculate its Tax liability arising upon the disposal at Completion of any asset owned by the relevant Group Company at the date of this agreement or which has been disposed of since the Accounts Date.

1.8                               The Disclosure Letter contains details of every subsisting written arrangement or agreement entered into by each Group Company with any Tax Authority with regard to any of its Tax affairs which materially affects its Tax affairs.

1.9                               In the six year period ending on the date of this Agreement no Group Company has been subject to any non-routine audit, investigation, discovery or access order by, or in dispute with, any Tax Authority and no Group Company has received notice nor, so far as the Seller is aware, are there any circumstances indicating that it is likely, that such an audit, investigation, discovery or access order will be made or any dispute commenced.

1.10                        All particulars furnished to any Tax Authority by a Group Company in connection with any applications made by any Group Company (or on its behalf) for any statutory consent or clearance relating to Tax were full and accurate in all material respects and any transaction for which such consent or clearance was obtained has been carried into effect in accordance with the terms of the relevant consent or clearance.

1.11                        Each Group Company is and has always been resident for Tax purposes only in the jurisdiction in which it is incorporated and does not have a permanent establishment in any other jurisdiction.

2.                                      General provisions for Tax

To the extent required by generally accepted accounting principles, provision or reserve was made in the Accounts in respect of every Tax liability for which any Group Company at the Accounts Date was or may have been liable or accountable whether or not such Tax liability was or is a primary liability of any Group Company and whether or not any Group Company had, has or may have any right of reimbursement against any other Person.

3.                                      Non-arm’s length transactions

3.1                               No Group Company is or has in the six year period ending on the date of this Agreement been a party to any transaction or arrangement under which it has been or is required to pay for any asset or any services or facilities of any kind an amount which is materially in excess of the market value of such asset, services or facilities; or under which it has been or is required to provide any asset or any services or facilities for a consideration which is materially less than the market value of such goods, services or facilities, in each case excluding a transaction or arrangement with another Group Company where an adjustment in relation to such difference has been made in the Group Company’s tax computation or return.

3.2                               Each Group Company has, to the extent required by Tax legislation, retained documents and other evidence demonstrating that the terms of or the provisions made by means of or imposed by all transactions, agreements and arrangements to which the relevant Group Company is or has in the six year period ending on the date of this Agreement been a party are such as would have been made between independent enterprises and the nature, form and content of such documents and other evidence complies with all relevant legislative provisions.

4.                                      Chargeable gains

4.1                               In the six year period ending on the date of this Agreement no Group Company has joined in making, and no Group Company has incurred an obligation to join in making, any election under sections 171A or 179A TCGA or section 792 CTA 2009.

4.2                               No Group Company has made any claim under sections 152 or 153 TCGA to which section 154 TCGA applies in relation to any assets owned by any Group Company on the Accounts Date or at the date of this Agreement.

4.3                               No Group Company has been a party to any scheme or arrangement whereby the value of any asset owned by a Group Company at this date of this Agreement has been materially reduced such that either section 30 or 31 TCGA will apply to any disposal by any Group Company of the asset or of any shares in any company holding the asset.

4.4                               No Group Company has received any asset owned at the date of this Agreement by way of gift or for nominal consideration.

4.5                               No Group Company has been a party to any share for share exchange nor any scheme of reconstruction or amalgamation such as are mentioned in sections 135, 136 or 139 TCGA under which shares or debentures have been issued or any transfer of assets effected, other than the Pre-Sale Reorganisation.

5.                                      Capital allowances

5.1                               No Group Company has entered into any agreement or lease in force at the date of this Agreement pursuant to which an election under sections 177, 183 or 199 CAA has been made.

5.2                               No Group Company is, nor has in the six year period ending on the date of this Agreement been, a party to any transaction to which the provisions of chapter 17 of part 2 CAA have applied.

5.3                               No Group Company has made any election under section 83 CAA in relation to any asset owned by the Group Company at the date of this Agreement nor is it taken to have made such an election under section 89(4) CAA.

6.                                      Distributions

6.1                               In the six year period ending on the date of this Agreement no Group Company has issued securities or agreed to issue securities in respect of which the payment of interest falls to be treated as a distribution under either sections 1000(1)E or F CTA 2010.

6.2                               In the six year period ending on the date of this Agreement no Group Company has been concerned in any exempt distribution as defined by section 1075(2) CTA 2010 nor has it received a chargeable payment connected with an exempt distribution for the purposes of section 1086 CTA 2010.

7.                                      Payments since Accounts Date

7.1                               No Group Company has since the Accounts Date made a payment (otherwise than in the normal course of its trade) in excess of £10,000 which will not either be:

7.1.1                                             wholly deductible in the accounting period in which payment is made either as a trading expense or as a charge on income; or

7.1.2                                             eligible for relief from Tax in the accounting period in which such payments are accrued under an accruals basis of accounting which satisfies the requirements of the relevant legislation (under the provisions of chapter II of part IV FA 1996, part 5 CTA 2009, part 4 of schedule 26 FA 2002 or chapter 3 of part 7 CTA 2009); or

7.1.3                                             treated in full as, or as part of, the consideration given wholly and exclusively for the acquisition by any Group Company of an asset for the purposes of the TCGA.

8.                                      Intangible fixed assets

8.1                               No Group Company has made an election under section 730 CTA 2009 in respect of any intangible fixed asset owned by a Group Company at the date of this Agreement.

8.2                               No intangible fixed asset owned at the date of this Agreement by any Group Company incorporated in the United Kingdom was created or acquired by any Group Company before 1 April 2002.

9.                                      Loan relationships

9.1                               All interest, discounts and premiums payable by any Group Company in respect of its Loan Relationships are eligible to be brought into account by the relevant Group Company as debits for the purposes of part 5 CTA 2009 at the time and to the extent that such debits are recognised in the statutory accounts of the relevant Group Company.

9.2                               Each Group Company has used an amortised cost basis of accounting which is an authorised accounting method for the purposes of part 5 CTA 2009 with regard to all Loan Relationships to which it is or has in the six year period ending on the date of this Agreement been a party and has applied that accounting method consistently and without variation for all relevant accounting periods.

9.3                               No Group Company is nor has in the six year period ending on the date of this Agreement been a party to a Loan Relationship which has or had an unallowable purpose (within the meaning of section 442 CTA 2009) or is one to which section 445 CTA 2009 applies.

9.4                               No credit would need to be brought into account by a Group Company pursuant to part 5 or part 6 CTA 2009 as a result of any debt owed to a Group Company at the date of this Agreement being settled in full or in part at Completion.

10.                               Group matters

10.1                        No Group Company has been a member of a group for any Tax purposes (other than with only one or more of the other Group Companies), been owned by or been a member of a consortium, or been an associated company (other than with another Group Company).

10.2                        In the six year period ending on the date of this Agreement no Group Company has:

10.2.1                                      made or received, or agreed to make or receive, any surrender of Group Relief;

10.2.2                                      acquired any asset, loan relationship or derivative contract from any other company which at any relevant time was a member of the same group of companies as any other Group Company or was an associated company;

10.2.3                                      made any intra-group transfers of assets in circumstances such that any Group Company was regarded as realising a chargeable gain on the appropriation of the asset to or from trading stock under section 173 TCGA;

10.2.4                                      incurred any liability under sections 176, 189 or 190 TCGA; or

10.2.5                                      entered into or become subject to any arrangement for the group payment of Tax.

10.3                        In respect of every surrender or claim for Group Relief or consortium relief made or received or agreed to be made or received by any Group Company in the six years ending on the date of this Agreement, no payment remains due or outstanding from another Group Company and no further action is required of any Group Company to give effect to such surrender or claim.  So far as the Seller is aware, such claims, elections and surrenders are not likely to be the subject of any material dispute with a Tax Authority.

10.4                        Neither the sale of the Shares pursuant to this agreement, the entry into of this agreement nor Completion will give rise to any liability of any Group Company to account for Tax (whether as a result of any de-grouping charge or any claw-back or withdrawal of any claim for Relief or otherwise).

11.                               Close companies

11.1                        Each Group Company is and has at all times been a close company within the meaning of section 439 CTA 2010, but is not and has not at any time been a close investment-holding company as defined by section 34 CTA 2010.

11.2                        In the six year period ending on the date of this Agreement no Group Company has incurred any expense which is or was required to be treated as a distribution by virtue of section 1064 CTA 2010.

11.3                        The Disclosure Letter provides details of all outstanding loans or advances made or agreed to be made by any Group Company within section 455 CTA 2010 and no Group Company has released or written off the whole or any part of the debt in respect of any such loan or advance.

12.                               VAT

12.1                        Each Group Company:

12.1.1                                      is a taxable Person duly registered for the purposes of the VATA; and

12.1.2                                      in the four year period ending on the date of this Agreement has complied with all statutory provisions, rules, regulations, orders and directions in respect of VAT, has promptly submitted accurate returns and each such Group Company maintains full and accurate records, invoices and other documents to the extent required for the purposes of the VATA.

12.2                        In the four year period ending on the date of this Agreement no Group Company has been required to give security under paragraph 4 of schedule 11 VATA.

12.3                        No Group Company is, nor in the four year period ending on the date of this Agreement has been, a member of any group of companies for the purpose of section 43 VATA and in the four year period ending on the date of this Agreement no act or transaction has been effected in consequence of which any Group Company is or will be held liable for any VAT arising from supplies made by another company and no direction has been given nor, so far as the Seller is aware, will (as a result of events occurring prior to the date of this Agreement) be given under schedule 9A VATA as a result of which any Group Company would be treated as a member of a group for the purposes of the VATA.

12.4                        No Group Company has in the four year period ending on the date of this Agreement been denied full credit for all input tax by reason of the operation of sections 25 or 26 VATA or any regulations made thereunder or for any other reason and all VAT paid by each Group Company falls to be treated as input tax under section 24 VATA and regulations made thereunder.

12.5                        No Group Company owns any asset which is a capital item to which Part XV Value Added Tax Regulations 1995 currently applies.

12.6                        No Group Company, nor any company of which the relevant Group Company is a relevant associate (as defined by paragraph 3 of schedule 10 VATA) has exercised an option to tax any land owned or occupied by a Group Company at the date of this Agreement.

13.                               Stamp duty and stamp duty land tax

13.1                        All documents by virtue of which any Group Company has any right to an asset owned by the Group Company at Completion have been duly stamped and no such document which is outside the UK would attract stamp duty if it were to be brought into the UK.

13.2                        The Disclosure Letter contains details of all chargeable interests (as defined by section 48 FA 2003) held by any Group Company at the date of this Agreement where, as a result of the chargeable consideration provided by the Group Company being uncertain, unascertainable or contingent when the Group Company acquired the chargeable interest, any Group Company may be required to file a land transaction return or pay stamp duty land tax on or after Completion and gives details of the circumstances in which such requirement might arise.

13.3                        No Group Company has made any claim for relief from stamp duty land tax or stamp duty in the three years ending prior to the date of this Agreement.

14.                               Inheritance tax

14.1                        In the seven year period ending on the date of this Agreement no Group Company has:

14.1.1                                      made any transfers of value within sections 94 or 202 IHTA;

14.1.2                                      received a transfer of value in circumstances such that a liability to inheritance tax has arisen under section 199 IHTA; or

14.1.3                                      been party to any associated operation (as defined by section 268 IHTA) in relation to any transfer of value.

14.2                        There is no unsatisfied liability to inheritance tax attached to or attributable to the shares in, or any asset of, any Group Company.

14.3                        Neither the shares in, nor any asset owned by, any Group Company are subject to or liable to become subject to any sale, mortgage or charge by virtue of sections 212, 237 or 238 IHTA.

15.                               Miscellaneous

15.1                        At the date of this Agreement no Person holds any security (as defined in section 420 ITEPA), or any interest in such security, where the right or opportunity to acquire the security or interest in a security was made available by reason of the employment of that Person or any other Person with any Group Company.

15.2                        There are no subsisting options in respect of shares in any Group Company.

15.3                        No Group Company has been party to any scheme or arrangement of which the main purpose or one of the main purposes of the Group Company was the avoidance of a liability to Tax.

15.4                        Since the Accounts Date, no Event has occurred which has given rise to any Tax Liability in excess of £50,000 other than corporation tax on trading profits of any Group Company (and not chargeable gains, balancing charges or deemed income or profits) or any other Tax arising from transactions entered into in the ordinary course of business of the relevant Group

Company (provided that any Event referred to in the Disclosure Letter (whether or not with reference to this warranty 15.4) shall be ignored for the purposes of this warranty 15.4).

15.5                        There are no arrangements in place, and no arrangements were in place before the date of this Agreement, pursuant to which a Relevant Third Person has before Completion taken, or will after Completion take, a Relevant Step which has resulted or will result in an amount counting as employment income of one or more employees, or former employees, of any Group Company pursuant to Part 7A ITEPA, or pursuant to paragraphs 53, 54 or 58 of schedule 2 FA 2011.

15.6                        None of the Group Companies have made any claim for rollover relief under sections 152 or 153 of TGCA 1992 or holdover relief under section 165 TCGA 1992 in respect of any asset owned by a Group Company at the date of this Agreement.

SCHEDULE 4:  RESTRICTIONS PENDING COMPLETION

Pending Completion, the Seller shall procure that (subject to clause 5.3 and to the extent permitted by applicable competition laws) no Group Company shall or shall agree to (whether conditionally or not), other than as contemplated by the Acquisition Documents, the PWC Steps Paper, the extraction of the Excluded Assets, or the Extraction in accordance with the terms of the agreement or pursuant to an existing binding commitment within the ordinary course of business:

1.                                      change its issued share capital in any way (including the creation of new shares, the redemption or repurchase of shares or any reduction of capital) or change any rights attached to any of its shares;

2.                                      change any existing or grant any new option or right to subscribe for any shares or other securities convertible into shares;

3.                                      declare, pay or make any dividend or other distribution or capitalise any reserves;

4.                                      change its constitutional or governing documents;

5.                                      pass any resolution of its shareholders or any class of its shareholders;

6.                                      change its auditors, the date to which its annual accounts are prepared or its accounting policies, principles, estimation techniques, measurement bases, practices or procedures;

7.                                      enter into any kind of insolvency process or any arrangement with its creditors generally;

8.                                      undertake any merger, demerger or any other kind of business combination or reorganisation;

9.                                      acquire or dispose of:

9.1                               any shares or any other interest in any company, business or partnership;

9.2                               any Intellectual Property (other than granting licences in the ordinary course of business); or

9.3                               any other asset with a value in excess of £100,000 or any assets with a value (in aggregate) in excess of £250,000 (except current assets in the ordinary course of business);

9.4                               acquire, lease or dispose of any real estate or interest in real estate (other than leasehold interests in the ordinary course of business);

10.                               grant any interest in any real estate or vary the terms of, or waive any rights under, any lease of real estate (including settling any rent review);

11.                               grant any interest in any Intellectual Property it owns (other than in the ordinary course);

12.                               cancel or fail to renew any registration of any registered Intellectual Property it owns;

13.                               create any Encumbrance over any of its assets or undertaking;

14.                               enter into, amend or terminate any agreement or arrangement with any Seller or any of its connected Persons;

15.                               waive any amounts owed to it by, or any rights it has against, any Seller or any of its connected Persons;

16.                               enter into, amend or terminate any joint venture or partnership arrangement;

17.                               enter into, amend or terminate any material contract or arrangement, including any contract or arrangement that:

17.1                        is with a Key Customer or Key Supplier;

17.2                        is long-term, being a contract that is for a duration of 12 months or more;

18.                               incur any capital expenditure on any individual item in excess of £100,000 or which, when aggregated with all capital expenditure incurred by it and all other Group Companies since the date of this agreement, exceeds £250,000;

19.                               incur any borrowings (except borrowings in the ordinary course of business not exceeding £100,000 under facilities available to it at the date of this agreement (as set out in the Disclosed Information));

20.                               make any loan or grant any credit (except trade credit in the ordinary course of business not exceeding £100,000 in aggregate);

21.                               give any guarantee or indemnity in relation to the obligations or liabilities of any other Person (except another Group Company in the ordinary course of business);

22.                               cancel or fail to renew any of its insurance policies or knowingly do or omit to do anything which would make any such policy void or voidable;

23.                               commence or settle any dispute or legal or arbitral proceedings involving an amount in excess of £50,000 (except when required by insurers or for routine debt collection in the ordinary course of business), or waive any right in relation to any such dispute or proceedings;

24.                               appoint or remove any officer (save for gross misconduct with the approval of the Purchaser not to be unreasonably withheld or delayed);

25.                               engage, or (except for serious misconduct) dismiss or give notice of dismissal to, any employee whose basic salary is in excess of £100,000 per annum;

26.                               make any changes to the terms and conditions of employment (including remuneration and benefits) of any of its officers or employees other than routine salary increases in the ordinary course of business not exceeding 3 per cent;

27.                               enter into, amend or terminate any collective agreements or other arrangements with any trade union, works council or other employees’ representative body;

28.                               establish, participate in or contribute to any new pension scheme or grant any new retirement, death or disability benefit;

29.                               change, discontinue or exercise any discretion in relation to any existing pension scheme or retirement, death or disability benefit, or announce any plan, proposal or intention to do so;

SCHEDULE 5:  SELLER LIMITATIONS

1.                                      Monetary limits

1.1                               The aggregate liability of the Seller:

1.1.1                                             in respect of all General Warranty Claims (other than the Key Warranties), Indemnity Claims (other than claims in respect of the Pre-Sale Reorganisation Indemnity), any claim in respect of clauses 5.6.1, 5.7 or 9.3 and Tax Claims (excluding interest and costs) shall not exceed an amount equal to £93,000,000 (ninety three million pounds) and the Purchaser shall not be limited in its recovery to the Claims Escrow Amount;

1.1.2                                             subject always to paragraph 1.1.1 above in respect of all General Warranty Claims, Indemnity Claims, any claim in respect of clauses 5.6.1, 5.7 and 9.3 and Tax Claims (excluding interest and costs) shall not exceed an amount equal to the Consideration and the Purchaser shall not be limited in its recovery to the Claims Escrow Amount.

1.2                               The Seller shall not be liable for any Small Claim.

1.3                               The Seller shall not be liable for any Small Tax Claim.

1.4                               The Seller shall not be liable for any General Warranty Claim (other than the Key Warranties), Tax Warranty Claim or Indemnity Claim (other than claims in respect of the Excluded Indemnities) unless and until the aggregate liability of the Seller in respect of all such General Warranty Claims, Tax Warranty Claims and such Indemnity Claims (other than Small Claims and Small Tax Claims) exceeds £3,500,000 (excluding interest and costs claimed by the Purchaser as a result of such General Warranty Claim but including, for the avoidance of doubt, any interest or penalties payable to a third party in respect of such claim), in which case the Seller shall be liable for both the initial £3,500,000 and the excess.

2.                                      Time limits

2.1                               The Seller shall not be liable for any General Warranty Claim or Indemnity Claim:

2.1.1                                             in respect of any claim for breach of any of the Key Warranties or claims in respect of the Pre-Sale Reorganisation Indemnity unless the Purchaser has given notice to the Seller of such claim (or claims) on or prior to the date falling six years after the Completion Date; and

2.1.2                                             in respect of any claim for breach of any General Warranty (other than a claim for any Key Warranty) or Indemnity Claim (other than claims in respect of the Pre-Sale Reorganisation Indemnity) unless the Purchaser has given notice to the Seller of such claim (or claims) on or prior to 31st March 2017, and (subject to paragraph 9.3 below) the Purchaser has issued and served proceedings on the Seller within nine (9) months of the date of service of the notice of claim, failing which the General Warranty Claim or Indemnity Claim shall lapse and be wholly barred and unenforceable.

2.2                               Any claim for breach of any of the Tax Warranties shall be governed by the provisions of schedule 3 (Tax).

2.3                               A notice under paragraph 2.1 shall state in reasonable detail (to the extent known) the nature of the claim and, if practicable, the amount claimed but failure to do so shall not affect the validity of the claim (save that the parties acknowledge that such failure may be relevant to the issue of mitigation at law (if applicable)).

3.                                      Disclosure

3.1                               The Seller shall not be liable for:

3.1.1                                             any General Warranty Claim in relation to a Key Warranty to the extent that the matter or thing giving rise to such General Warranty Claim has been Disclosed with an express reference in the text of the Disclosure Letter to that particular Key Warranty; and

3.1.2                                             any other General Warranty Claim or Tax Warranty Claim to the extent that the matter or thing giving rise to such General Warranty Claim or Tax Warranty Claim has been Disclosed.

4.                                      Completion Statements

The Seller shall not be liable for any General Warranty Claim or Indemnity Claim to the extent that the matter giving rise to such claim has been provided (either specifically or generally in respect of the same type of matter) for in the Completion Statements or has been discharged before Completion.

5.                                      Pre-completion actions

The Seller shall not be liable for any General Warranty Claim to the extent that such claim results from anything done or not done by any Group Company before or on Completion at the written request, or with the prior written consent, of any director of the Purchaser.

6.                                      Third party claims

6.1                               The Purchaser shall notify the Seller of:

6.1.1                                             any claim by a third party against any Group Company which has given rise to, or in the Purchaser’s opinion is likely to give rise to, a General Warranty Claim or Indemnity Claim; and/or

6.1.2                                             any right that any Group Company has to recover any sum from a third party in relation to any matter or thing that has given rise to, or is likely to give rise to, a General Warranty Claim or Indemnity Claim

(each a “Third Party Claim”) as soon as reasonably practicable after the Purchaser becomes aware of it, but such notification shall not be a condition precedent to the liability of the Seller in respect of any General Warranty Claim (save that the parties acknowledge that such failure may be relevant to the issue of mitigation at law (if applicable)).

6.2                               To the extent permitted by law and subject to:

6.2.1                                             the binding requirements (if any) of the Group Companies’ insurers; and

6.2.2                                             not waiving privilege of the Purchaser or any Group Company,

the Purchaser shall and shall procure that the Group Companies shall consult fairly with the Seller in relation to any Third Party Claim, supply the Seller with such information and copies of documents in the Purchaser’s possession or control relating to any Third Party Claim that the Seller reasonably require and (subject to the Seller indemnifying the Buyer for any liabilities and reasonable costs and expenses thereby incurred) deal with any Third Party Claim in accordance with the reasonable representations and views of the Seller and shall not settle or compromise any Third Party Claim without the consent of the Seller not to be unreasonably withheld or delayed (but without prejudice to the protection of the legitimate commercial interests of the Purchaser and the Group Companies).

7.                                      Receipts from third parties

7.1                               If:

7.1.1                                             the Seller has made a payment in respect of a General Warranty Claim or Indemnity Claim (“Claim Payment”);

7.1.2                                             prior to 31 December 2021 any Group Company subsequently recovers from some other Person any sum in respect of any matter or thing giving rise to such General Warranty Claim or Indemnity Claim that was not taken into account in the determination or agreement of the Claim Payment (“Third Party Recovery”); and

7.1.3                                             the aggregate of the Claim Payment and the Third Party Recovery exceeds the loss suffered by the Purchaser for or in respect of the matter or thing giving rise to such General Warranty Claim or Indemnity Claim (such excess being the “Excess Recovery”), then the Purchaser shall repay promptly to the Seller an amount equal to the lesser of (a) the Claim Payment and (b) the Excess Recovery, less (in each case, but only to the extent not reflected in the Claim Payment or Third Party Recovery) any Tax on, and all costs and expenses incurred by the Purchaser and/or any Group Company in relation to, the relevant General Warranty Claim, Indemnity Claim and/or Third Party Recovery.

7.2                               If any repayment is made to the Seller pursuant to paragraph 7.1, an amount equal to such repayment shall be deemed never to have been paid by the Seller to the Purchaser for the purposes of calculating the liability of the relevant Seller under paragraphs 1.1 and 1.4.

8.                                      No double recovery

The Seller shall not be liable to pay damages or other compensation or reimbursement more than once in respect of the same loss in relation to any General Warranty Claim, Indemnity Claim or Tax Claim or claim under clause 9.3.

9.                                      Exclusions

9.1                               If in respect of any liability of the Seller in respect of a General Warranty Claim or Indemnity Claim, such liability arises or is increased as a result of:

9.1.1                                             any voluntary act of the Purchaser or Group Company on or after Completion (otherwise then in the ordinary course of business or pursuant to a legally binding commitment created on or before Completion by the Group Company concerned or where the Purchaser or Group Company is acting as required by applicable laws and/or their fiduciary duties); or

9.1.2                                             the Group Company concerned becoming a subsidiary of the Purchaser;

9.1.3                                             any loss being calculated or assessed by reference to the financial position, revenues or profits of the Purchaser or its Affiliates (other than the Group Companies); or

9.1.4                                             any increase in the financial position, revenues or profits of the Group Companies after Completion,

any such liability of the Seller in respect of a General Warranty Claim or Indemnity Claim shall be determined as if any of the matters in paragraphs 9.1.1, 9.1.2, 9.1.3 or 9.1.4 had not occurred and/or did not apply.

9.2                               The Seller shall not be liable in respect of a General Warranty Claim or Indemnity Claim (or, in respect of 9.2.2 only, a payment under 9.3) to the extent:

9.2.1                                             a General Warranty Claim is increased or arises as a result of a change in the accounting reference date or in the accounting principles, practices or bases of the Group Companies (other than as required to comply with Accounting Standards immediately before Completion as they apply to the Group Companies)

9.2.2                                             the liability arises or is increased by a change of law after the date of Completion.

9.3                               The Seller shall not be liable under a General Warranty Claim, Tax Warranty Claim or Indemnity Claim which is based on a contingent, future or unascertainable liability until such liability has become actual and ascertainable (but this shall not affect the validity of a notice served under paragraph 2.1 above and the period of 12 months for the issue and service of proceedings in paragraph 2.1 above shall not commence until the liability has become actual and ascertainable).

10.                               Tax Credit

In assessing any General Warranty Claim or Indemnity Claim, the Seller shall be entitled to credit to the extent any payment by the Group Company concerned to which the claim against the Seller relates, gives rise to a reduction in the corporation tax liability of the Company provided that such benefit can be attained within 12 months and such credit is net of any costs and expenses incurred in obtaining such credit.

11.                               Purchaser’s knowledge

11.1                        The Seller shall not be liable for any General Warranty Claim or Tax Warranty Claim to the extent that the matter or thing giving rise to such Claim was within the actual knowledge of the Purchaser’s Deal Team on the date of this agreement and the Purchaser’s Deal Team were actually aware that the relevant matter or thing gave rise to a General Warranty Claim or Tax Warranty Claim on the date of this agreement. For the purposes of this paragraph 11.1, the Purchaser’s Deal Team shall only be deemed to have actual knowledge or awareness of any relevant matter or thing in respect of any General Warranty Claim or Tax Warranty Claim relating to any paragraph of schedule 2 or part 2 of schedule 3 specified against their name in schedule 12.  The Purchaser’s Deal Team shall not be required to make any enquiry of any other person.

12.                               Overpayments

The Purchaser shall not, and shall procure that no Group Company shall take any steps to notify a third party of their potential entitlement to any part of the Overpayments (other than as required by law or pursuant to any unsolicited contact by any such third party with the relevant Group Company).

13.                               Mitigation

The provisions of this schedule are without prejudice to the Purchaser’s common law duty to mitigate its loss in relation to any General Warranty Claim or Tax Warranty Claim.

14.                               Indemnity Claims

14.1                        Where any Indemnity Claim relates to Tax, paragraphs 4, 5 and 6 of schedule 3 shall apply to the liability of the Seller for Tax under such Indemnity Claim.

14.2                        The Seller shall not be liable under the ABC Indemnity to the extent that liability would arise solely as a result of a Group Company having inadequate policies in place or failing to provide adequate training.

14.3                        The Purchaser shall have no claim under the General Warranties in respect of the matters referred to in clause 9.3 (pensions).

SCHEDULE 6:  COMPLETION OBLIGATIONS

Part 1: Seller’s obligations on Completion

1.                                      Documents, etc to be delivered

The Seller shall deliver or procure to be delivered or make available to the Purchaser:

Authorities

1.1                               as evidence of the authority of any Person signing any Acquisition Document on behalf of the Seller a copy of the duly executed power of attorney in the Agreed Form under which any Acquisition Document has been or is to be executed by any Seller, certified as a true copy of the original by the Seller’s Lawyers;

Title to Shares and shares in other Group Companies

1.2                               duly executed but undated transfers of the Shares from the Seller in favour of the Purchaser or its nominee(s) with an irrevocable right to date such transfer upon the Adjudication being given by HMRC or the SD Stock Transfer Forms being stamped and all stamp duty being paid.

1.3                               the share certificates for the Shares (or an express indemnity in a form satisfactory to the Purchaser if any share certificate is found to be missing);

1.4                               duly executed powers of attorney in the Agreed Form from the Seller, the Seller’s Guarantor and the Trustees in favour of the Purchaser to enable the Purchaser to exercise all rights attaching to the Shares until the Purchaser or its nominee(s) becomes the registered holder of them;

Encumbrances, indebtedness and banking arrangements

1.5                               duly executed releases to the reasonable satisfaction of the Purchaser from any fixed charges (including mortgages and debentures) over any of the Shares, any of the issued shares in the capital of any Subsidiary or any of the assets or undertaking of any Group Company;

1.6                               a duly executed Form DS1 or DS3 in respect of each Property subject to a fixed charge referred to in paragraph 1.5;

1.7                               a duly executed acknowledgement and waiver in the Agreed Form from the Seller in relation to any outstanding claims against any Group Company by, and any sums owed by any Group Company to, the Seller or any Person connected with the Seller;

1.8                               in relation to the bank accounts of each Group Company all cheque books in respect of such bank accounts in the possession of the Seller or the Seller’s Guarantor;

1.9                               evidence and duly executed documentation to the reasonable satisfaction of the Purchaser, of the repayment in full of the Completion Debt Amount and the corresponding release of any Encumbrance that such Person may have with respect to any Acquired Company or any of its assets or properties;

Auditors, officers and employees

1.10                        the Directors’ Release Letters;

1.11                        in relation to any Person whose office is resigned on Completion (and who is not continuing as an employee or consultant), or whose employment or consultancy is terminated on Completion:

1.11.1                                      all credit cards in the name of or for the account of any Group Company;

1.11.2                                      all motor vehicles owned or leased by any Group Company, together with the keys, registration documents and related certificates of insurance;

1.11.3                                      all access cards and keys to the Property; and

1.11.4                                      other property of any Group Company,

in his possession or under his control;

1.12                        service contracts in the form agreed pursuant to clause 5.1.1.11 for each of Mike Kerins and Gary Mortiboys, duly executed by all parties;

1.13                        a service contract in the Agreed Form between the Company and Tim Ladbrooke, duly executed by all parties;

1.14                        a consulting agreement in the Agreed Form between the Company and Michael Gregory, duly executed by all parties;

Records

1.15                        the statutory registers made up to the Completion Date and (to the extent in the possession of the Group Companies): the common seal (if any), share certificate books, the certificate of incorporation and any certificates of incorporation on change of name of each Group Company;

1.16                        to the extent not in the possession or under the control of any Group Company, all books of account and other records relating to its business, including all insurance policies and financial and taxation records;

1.17                        the security and authentication codes for the Companies House WebFiling service and Protected Online Filing Scheme for each Group Company;

Other documents

1.18                        evidence, to the reasonable satisfaction of the Purchaser, of payment by the relevant Group Company of the Pension Deficit Amount to the trustees of the DB Scheme;

1.19                        evidence, to the reasonable satisfaction of the Purchaser, that the SD Application has been posted to HMRC;

1.20                        evidence, to the reasonable satisfaction of the Purchaser of completion of the Pre-Sale Reorganisation (other than those matters specifically referred to in schedule 10 of this agreement) and duly executed copies of all documentation referred to in the Pre-Sale Reorganisation Documents List;

1.21                        duly executed transfer documentation in the Agreed Form in relation to the Steam Locomotive;

1.22                        a duly executed termination deed in the Agreed Form in relation to the Cromwell Equestrian Centre Arrangements;

1.23                        a duly executed deed of assignment in the Agreed Form relation to the Loan owing by Great Central Railway PLC to the Company;

2.                                      Escrow Accounts

2.1                               The Seller shall deliver to the Purchaser and the Claims Escrow Account Agents, a duly executed Claims Escrow Account Agreement;

2.2                               The Seller shall deliver to the Purchaser and the Pensions Escrow Account Agents, a duly executed Pensions Escrow Account Agreement;

2.3                               The Seller shall deliver to the Purchaser and the Purchaser’s Lawyers, a duly executed SD Account Agreement;

2.4                               The Seller shall deliver to the Purchaser, a duly executed Retention of Funds Letter;

3.                                      Payments to the Group Companies

Each Seller shall pay or procure the payment of all sums owed by it or any Person connected with it to any Group Company, whether or not then due.

4.                                      Payments by the Group Companies

The Seller shall procure the payment of all sums owed by any Group Company to any Seller or any Person connected with it, whether or not then due.

5.                                      Board meetings and shareholder resolutions of the Group Companies

The Seller shall procure that:

5.1                               a meeting of the board of directors of each Group Company is held at which:

5.1.1                                             in relation to the Company only, the transfers of the Shares are approved for registration (subject only to being duly stamped) and share certificates are authorised to be delivered to the Purchaser or its nominee(s) in respect of the Shares;

5.1.2                                             the resignations referred to in paragraph 1.10 be accepted with effect from the end of the meeting;

5.1.3                                             such Persons as the Purchaser nominates be appointed as directors with effect from the end of the meeting;

5.1.4                                             the registered office be changed to any addressed notified by the Purchaser to the Seller in writing in advance of Completion (if applicable);

5.1.5                                             the accounting reference date be changed to such date notified by the Purchaser to the Seller in writing in advance of Completion (if applicable); and

5.1.6                                             the execution of each of the agreements and other documents referred to in this part to which such Group Company is party be approved and authorised.

6.                                      Payment of the Aggregate Cash Bonus Amount

The Seller shall, immediately after Completion confirm in writing to the relevant Group Company and/or the Purchaser full details of the Aggregate Cash Bonus Amount and the Employee Cash Bonus Amount, including the amount to be paid to each employee (including all calculations and/or deductions in respect of Tax).

Part 2: Purchaser’s obligations on Completion

1.                                      Documents, etc to be delivered

The Purchaser shall deliver or procure to be delivered to the Seller:

1.1                               as evidence of the authority of any Person signing any Acquisition Document on behalf of the Purchaser or the Purchaser’s Guarantor:

1.1.1                                             a copy of the minutes of a meeting of the Purchaser’s board of directors in a form to the reasonable satisfaction of the Seller (authorising its execution of any Acquisition Document to which it is party, and appointing the relevant signatory or signatories to sign such Acquisition Document(s) on its behalf); or

1.1.2                                             an extract of the minutes of a meeting of the Purchaser’s Guarantor’s board of directors in a form to the reasonable satisfaction of the Seller (authorising its execution of any Acquisition Document to which it is party, and appointing the relevant signatory or signatories to sign such Acquisition Document(s) on its behalf) certified by the corporate secretary of the Purchaser’s Guarantor;

1.1.3                                             a copy of the duly executed power of attorney in a form to the reasonable satisfaction of the Seller under which any Acquisition Document has been or is to be executed by the Purchaser or the Guarantor; and

2.                                      Escrow Accounts

2.1                               The Purchaser shall deliver to the Seller and the Claims Escrow Account Agents, a duly executed Claims Escrow Account Agreement;

2.2                               The Purchaser shall deliver to the Seller and the Pensions Escrow Account Agents, a duly executed Pensions Escrow Account Agreement;

2.3                               The Purchaser shall deliver to the Seller and the Purchaser’s Lawyers, a duly executed SD Account Agreement;

3.                                      Payment on account of Consideration

The Purchaser shall pay the Completion Payment in accordance with clause 3.

4.                                      Payment of the Employee Cash Bonus Amount

The Purchaser shall procure that the relevant Group Company pays the Employee Cash Bonuses to the relevant employees of the Group Companies after making all appropriate deductions for Tax on the date of the relevant Group Companies September payroll.

SCHEDULE 7:  COMPLETION STATEMENTS

Part 1: General

1.                                      Contents

The Completion Statements shall comprise a consolidated balance sheet of the Group Companies and a statement of the UK Cash, Non-UK Cash, Debt and Working Capital as at the Effective Time, in the form and including the items set out in part 3.

2.                                      Bases of preparation

The Completion Statements shall be prepared in accordance with the following:

2.1                               the specific accounting policies, principles, estimation techniques, measurement bases, practices, procedures and rules set out in part 4.

2.2                               to the extent not covered by paragraph 2.1 and only to the extent consistent with Accounting Standards, the accounting policies, principles, estimation techniques, measurement bases, practices and procedures used by the Group Companies in the preparation of the Accounts on a consistent basis (including, only to the extent consistent with Accounting Standards, in relation to the exercise of accounting discretion and judgement);

2.3                               to the extent not covered by paragraphs 2.1 or 2.2 or where there is a conflict or inconsistency between the accounting policies, principles, estimation techniques, measurement bases, practices and procedures specified in paragraph 2.2 and Accounting Standards, Accounting Standards.

3.                                      Submission of Draft Completion Statements

The Purchaser shall procure the preparation and submission to the Seller of a draft of the Completion Statements (“Draft Completion Statements”) along with all calculations and supporting documentation necessary to allow the Seller to make an informed assessment of the Draft Completion Statements within 120 days of Completion.

4.                                      Agreement or determination of Draft Completion Statements

4.1                               Within 30 Business Days of receipt of the Draft Completion Statements and supporting documentation required under paragraph 3 above (“Response Period”), the Seller may give notice to the Purchaser disputing the Draft Completion Statements (“Dispute Notice”), stating:

4.1.1                                             the item or items in dispute (“Disputed Items”);

4.1.2                                             the amounts of each of the Disputed Items (to the extent known);

4.1.3                                             the reasons for such dispute; and

4.1.4                                             details of their proposed adjustments to the Draft Completion Statements together with all calculations and supporting documentation necessary to allow the Purchaser to make an informed assessment of the Disputed Items, provided that any failure to provide the information in paragraph 4.1.3 or 4.1.4 shall not invalidate the Dispute Notice but may be taken into account by any Expert in determining the allocation of costs.

4.2                               If:

4.2.1                                             the Seller gives notice to the Purchaser agreeing the Draft Completion Statements; or

4.2.2                                             the Seller does not give a Dispute Notice within the period of 5 Business Days of a notice served on the Seller after the expiry of the Response Period by the Purchaser (the “Warning Notice”) expressly referring to this paragraph 4.2.2 and that any failure to respond within such time period will result in the Draft Completion Accounts being deemed to be agreed, then the Draft Completion Statements shall constitute the agreed Completion Statements.

4.3                               If a Dispute Notice is given within the Response Period or within 5 Business Days of receipt of a Warning Notice:

4.3.1                                             except for the Disputed Items, the Seller shall be deemed to have agreed all other items in the Draft Completion Statements and all such other items shall be considered as final and binding;

4.3.2                                             the Purchaser and the Seller shall endeavour to agree the Draft Completion Statements in good faith and, failing such agreement in writing within 30 days of receipt of the Dispute Notice (or such later date as may be agreed in writing between the Purchaser and the Seller), any item or items which are in dispute (and have not been agreed through such good faith discussions between the Purchaser and the Seller) shall be referred for determination by an Expert in accordance with the provisions of part 2 on the written request of either the Purchaser or the Seller to the other; and

4.3.3                                             the Draft Completion Statements (as prepared by the Purchaser) adjusted, where applicable, to reflect any modifications agreed in writing between the Purchaser and the Seller and any Expert’s determination pursuant to part 2, shall constitute the Completion Statements.

4.4                               The Completion Statements as constituted pursuant to paragraph 4.2 or 4.3.3 shall be final and binding on the parties for the purposes of this agreement.

5.                                      Records, etc

The Purchaser shall procure that each Group Company provides to the Seller and its representatives reasonable access during normal business hours to its relevant accounting records to facilitate the reasonable review and agreement or other determination of the Completion Statements.  In the event of dispute as to whether the Seller or its representatives have been given reasonable access to such records, such dispute shall be referred to the Expert for final determination.

Part 2: Expert determination

1.                                      Appointment of Expert

1.1                               An “Expert” is an individual with suitable experience in dealing with such types of dispute at PricewaterhouseCoopers in the United Kingdom:

1.1.1                                             agreed by the Purchaser and the Seller in writing; or

1.1.2                                             in default of agreement within 10 Business Days of the date of either the Purchaser or the Seller serving on the other details of its suggested Expert or Experts, nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application at any time of either the Purchaser or the Seller.

1.2                               Any firm proposed or nominated to provide an Expert shall be required to declare in writing any current and past associations of such firm and its proposed Expert with any party or (if applicable) its group before appointment to establish their independence.

1.3                               The Expert shall be jointly appointed by the Purchaser and the Seller and shall act as an expert and not as an arbitrator.

1.4                               Each of the Purchaser and the Seller agrees to:

1.4.1                                             use their respective reasonable endeavours to appoint the Expert expeditiously following a written request to do so from the other and to agree the terms of engagement for the Expert within 5 Business Days of the Expert’s selection or nomination (or such longer period as the Expert may reasonably require);

1.4.2                                             not unreasonably (having regard to the provisions of this part 2) refuse its or their agreement to any terms of engagement proposed by the Expert (which may include a limitation on his liability at a level consistent with market practice at the relevant time); and

1.4.3                                             instruct the Expert to deliver his determination within 15 Business Days of his appointment (or such longer period as the Expert may reasonably require).

2.                                      Procedure

2.1                               Within such period as the Expert determines following his appointment (provided that period shall not be more than 15 Business Days following the appointment), the Purchaser and the Seller shall each provide the Expert with a written statement detailing the disputed item or items, its or their submission in relation to each item and the adjustments (if any) it proposes or they propose to the Draft Completion Statements, together with copies of any supporting documents.  The Expert shall afford the Purchaser and the Seller the opportunity within reasonable time limits to make written representations to him on the written statement and representations of the other.

2.2                               The Purchaser and the Seller shall each provide (or, to the extent it is reasonably able, procure that others provide) the Expert with such other documents, information and assistance (including the right to inspect such documents, records and materials held by it or under its control) as the Expert reasonably requires for the purpose of making his determination.  For the avoidance of doubt, neither the Purchaser nor the Seller shall be obliged to provide the Expert with auditors’ working papers or any information or documents prepared by it or them or its or their advisers with a view to assessing the merits of any argument on any item in dispute.

2.3                               The Expert shall be instructed to supply each party with a copy of anything provided by the other party or on its or their behalf pursuant to this part 2 at the same time following receipt of both parties’ submissions by the Expert.

3.                                      Determination of Expert

3.1                               The Expert shall:

3.1.1                                             conduct and deliver his determination in the English language;

3.1.2                                             be entitled to obtain such independent legal or other professional advice as he may reasonably require in making his determination;

3.1.3                                             to the extent not provided for in or inconsistent with this part 2 or where he considers such procedures to be impracticable in the circumstances or where agreed otherwise by the Seller and the Purchaser, determine the procedure to be followed in making his determination;

3.1.4                                             determine on the basis of all information, documents and materials before him what adjustments (if any) are in his opinion necessary to the amounts shown by the Draft Completion Statements in respect of each of the disputed items referred to him in order to comply with the provisions of this agreement; and

3.1.5                                             notify the Purchaser and the Seller of his determination in writing (without reasons) as soon as practicable.

3.2                               The Expert’s determination shall be final and binding on the parties except when there is fraud or manifest error.

3.3                               The Expert’s fees and expenses (including the costs of his nomination and any fees and expenses of any professional advisers appointed by him) shall be borne as determined by the Expert (having regard to the merits of the parties’ submissions), failing which, borne equally by the Purchaser and the Seller.  The fees and expenses incurred by each party for their own legal and accounting advisers shall not be considered as part of this allocation and each party shall bear their own legal and accounting fees.

4.                                      Substitute or replacement Expert

If the Expert dies or becomes unwilling to act or incapable of acting, then the Purchaser and the Seller shall:

4.1                               accept any substitute Expert reasonably nominated by the firm engaged by them following a written request to such firm to do so from either the Purchaser or the Seller; or

4.2                               if no substitute is nominated within 10 Business Days of such request, promptly discharge the original Expert and appoint a replacement expeditiously, and this part 2 shall apply to the replacement Expert as if he were the first Expert appointed.

SCHEDULE 8:  ESCROW PROVISIONS

Part 1: Claims Escrow Amount

1.                                      Release from the Claims Escrow Account

1.1                               Subject to clause 3.5.5, while there is a Claims Escrow Amount, upon an Escrow Claim or part of it becoming a Settled Escrow Claim, an amount equal to the lower of:

1.1.1                                             the sum due to the Purchaser in respect of that Settled Escrow Claim; and

1.1.2                                             the Claims Escrow Amount,

shall be released immediately from the Claims Escrow Account to the Purchaser in complete or partial satisfaction (as the case may be) of that Settled Escrow Claim.

1.2                               If there is no Disputed Escrow Claim on the Claims Escrow Release Date, then, subject to satisfaction of all Settled Escrow Claims, the Claims Escrow Amount (if any) shall be released immediately from the Claims Escrow Account to the Seller.

1.3                               On 31 December 2016, the following sum (if any) shall be released from the Claim Escrow Account to the Seller:

A - (B + C + D)

where:

A is £10,000,000;

B is the aggregate of all sums released from the Claims Escrow Account in the period between the Completion Date and 31 December 2016;

C is the aggregate value of all Settled Escrow Claims to the extent that they remain unsatisfied on 31 December 2016; and

D is the aggregate value of all Disputed Escrow Claims as at 31 December 2016.

1.4                               If, at any time after the Claims Escrow Release Date the Claims Escrow Amount exceeds the aggregate of:

1.4.1                                             the aggregate value of all Disputed Escrow Claims (including, for the avoidance of doubt, any costs likely to be recovered by the Purchaser in connection with such Claim); and

1.4.2                                             the aggregate value of all Settled Escrow Claims (including, for the avoidance of doubt, any costs likely to be recovered by the Purchaser in connection with such Claim) to the extent that they remain unsatisfied, then a sum equal to the excess shall be released immediately from the Claims Escrow Account to the Seller.

1.5                               After the Claims Escrow Release Date, upon all Disputed Escrow Claims becoming Settled Escrow Claims and subject to satisfaction of all Settled Escrow Claims the Claims Escrow Amount (if any) shall be released immediately from the Claims Escrow Account to the Seller.

2.                                      Interest on the Claims Escrow Amount

Interest which accrues on the Claims Escrow Amount shall belong to the Seller (save to the extent relating to an adjustment under clause 3.5), but shall be credited to the Claims Escrow Account and form part of the Claims Escrow Amount.  The liability to Tax on any such interest shall be borne by the Seller (save to the extent payable to the Purchaser under clause 3.5 of this agreement).

3.                                      Bank charges

3.1                               Each payment from the Claims Escrow Account shall be made after the deduction of all charges to be levied by the Bank for making such payment.

3.2                               All charges, fees, costs and expenses levied by the Bank arising out of or in connection with the Claims Escrow Account shall be debited to the Claims Escrow Account.

4.                                      Instructions to Claims Escrow Account Agents

The Purchaser and the Seller shall promptly give all necessary written instructions to the Claims Escrow Account Agents to effect releases from the Claims Escrow Account in accordance with this schedule and the terms of the Claims Escrow Account Agreement.

5.                                      Effect of Escrow

5.1                               The provisions of the Claims Escrow Account Agreement and of this agreement relating to the Claims Escrow Amount and the Claims Escrow Account shall not prejudice the rights of the Purchaser to make any Escrow Claim or limit the amount of any such Escrow Claims but subject to paragraph 5.2 below.

5.2                               Subject to clause 3.5.5, if any Settled Escrow Claim is not satisfied in full from the Claims Escrow Account, that Settled Claims Escrow Claim shall, to the extent not so satisfied, remain fully enforceable against the Seller but, subject to clause 3.5.5, the Purchaser shall be required first to seek recovery of any Escrow Claim from the Claims Escrow Account and may, subject to the aforesaid, only seek to recover any such Escrow Claim against the Seller or the Seller’s Guarantor to the extent all such Escrow Claims exceed the Claims Escrow Amount.

SCHEDULE 10:  STAMP DUTY PROVISIONS

1.                                      The SD Application

1.1                               The Seller shall use reasonable endeavours to ensure that the Adjudication requested in the SD Application be made by HMRC as soon as reasonably practicable and, in any event, by the SD Longstop Time.

1.2                               The Seller shall:

1.2.1                                             promptly provide to the Purchaser all information available to it that is necessary or desirable for the preparation of any submissions to, or responses to requests for additional information from HMRC in connection with the SD Application;

1.2.2                                             provide the Purchaser with a reasonable opportunity to comment on the drafts of all such submissions and responses and take account of all reasonable comments received; and

1.2.3                                             promptly submit any submissions and responses to information requests from HMRC and provide a copy to the Purchaser.

2.                                      Adjudication being made

2.1                               If the Adjudication is made by HMRC:

2.1.1                                             the Seller shall promptly notify the Purchaser of such Adjudication being made;

2.1.2                                             as soon as practicable following the Adjudication being made, the Seller shall procure that the adjudicated SD Stock Transfer Forms are delivered to the Purchaser’s Lawyers; and

2.1.3                                             within 5 Business Days’ of receipt of the adjudicated SD Stock Transfer Forms by the Purchaser’s Lawyers, the SD Amount shall be released from the SD Account to the Seller.

3.                                      SD Longstop Time

If the Adjudication has not been made by the SD Longstop Time, the Purchaser shall have the right, exercisable at any time following expiry of the SD Longstop Time by service of an SD Notice, to require the Seller to pay any stamp duty (and interest) payable (or in absence of a determination made by HMRC, the maximum amount of any stamp duty (and interest) that may be required to be paid) on the SD Stock Transfer Forms on or prior to the date falling one month after the date of the SD Notice (and submit the SD Stock Transfer Forms to HMRC accordingly). For the avoidance of doubt, if, following service by the Purchaser of an SD Notice, the Adjudication is made by HMRC or the relevant stamp duty (and interest) is paid, the SD Notice shall lapse and have no further effect.

4.                                      Stamp duty being payable

4.1                               If:

4.1.1                                             HMRC determines in writing that stamp duty is payable on the SD Stock Transfer Forms; or

4.1.2                                             the period specified in the SD Notice expires,

the amount of any stamp duty (plus interest) payable on the SD Stock Transfer Forms shall, within 5 Business Days, be released from the SD Account to HMRC and the Seller shall submit (or procure the submission of) the SD Stock Transfer Forms to HMRC accordingly.

4.2                               If the balance of the SD Amount is insufficient to satisfy the entire amount of stamp duty (plus interest) payable to HMRC in connection with the SD Stock Transfer Forms, the Seller shall, as soon as practicable pay any such excess amount to the Purchaser’s Lawyers.

4.3                               If the balance of the SD Amount exceeds the entire amount of stamp duty (plus interest) payable to HMRC in connection with the SD Stock Transfer Forms, such excess amounts shall be released from the SD Account to the Seller.

5.                                      Right of Appeal

The Seller shall have the right, at any time to appeal any determination made by HMRC in connection with the stamp duty payable on the SD Stock Transfer Forms to the First Tier Tax Tribunal.  Nothing in this paragraph 5 shall restrict the operation of paragraph 4 of this schedule 10

6.                                      Interest on the SD Amount

Interest which accrues on the SD Amount shall belong to the Seller, but shall be credited to the SD Account and form part of the SD Amount.  The liability to Tax on any such interest shall be borne by the Seller.

7.                                      Bank charges

7.1                               Each payment from the SD Account shall be made after the deduction of all charges to be levied by Barclays Bank plc for making such payment.

7.2                               All charges, fees, costs and expenses levied by Barclays Bank plc arising out of or in connection with the SD Account shall be debited to the SD Account.

8.                                      Instructions to Purchaser’s Lawyers

The Purchaser and the Seller shall promptly give all necessary written instructions to the Purchaser’s Lawyers to effect releases from the SD Account in accordance with this schedule and the terms of the SD Account Agreement.

9.                                      Effect of SD Amount

The provisions of the SD Account Agreement and of this agreement relating to the SD Amount and the SD Account shall not prejudice the rights of the Purchaser to make any Claim or limit the amount of any such Claims.

10.                               Receipts from HMRC

10.1                        If:

10.1.1                                      a payment of stamp duty has been made to HMRC in respect of the SD Stock Transfer Forms from the SD Account (“HMRC Payment”); and

10.1.2                                      at any time prior to 31 December 2021, any Group Company or the Purchaser subsequently receives any repayment of stamp duty from HMRC in connection with the HMRC Payment (“HMRC Recovery”), then the Purchaser shall repay promptly to the Seller an amount equal to the HMRC Recovery, less any Tax on, and all costs and expenses incurred by the Purchaser and/or any Group Company in relation to, the HMRC Recovery.

11.                               Claims

Notwithstanding any other provision of this agreement, paragraphs 4 and 6 of part 1 of schedule 3 shall not apply to any matter, claim or assessment that is the subject of the Adjudication.

SCHEDULE 13:  PENSIONS LIABILITIES

Part 1: Instructions to counsel and calculation of funding requirements

1.                                      By no later than three months after the date of this agreement, the Purchaser and the Seller (the “Parties” for the purposes of this Schedule 13) shall jointly appoint a QC, being a named Queen’s Counsel with at least ten years’ pensions experience (“QC”), such QC to be jointly agreed between the Purchaser and the Seller in writing, provided that if a QC cannot be agreed within 10 Business Days of the date of either the Purchaser or the Seller serving on the other details of its suggested QC or QCs, the Purchaser and the Seller shall appoint such QC (with the experience required by this clause) as may, on application by either Party, be nominated by the President for the time being of the Bar Council.

2.                                      The Purchaser and the Seller shall use their respective reasonable endeavours to appoint the QC expeditiously following the selection of the QC under paragraph 1 of this schedule and shall not unreasonably (having regard to the provisions of this Schedule 13) refuse its or their agreement to any terms of engagement proposed by the QC (which may include a limitation on his liability at a level consistent with market practice at the relevant time).

3.                                      The Purchaser and the Seller shall jointly agree (acting reasonably) the terms of the written instructions to the QC within 30 Business Days of the QC’s selection or nomination in accordance with paragraph 4, provided that if such instructions cannot be agreed, each Party may prepare and submit such instructions as that Party may decide (acting reasonably). In each case, the Purchaser and the Seller shall provide the other with a copy of the instructions and/or supplemental instructions and the papers provided to the QC and shall put before the QC such further materials as the other may reasonably require.  The Purchaser and the Seller shall supply the QC with such additional information as he may reasonably require (including using reasonable endeavours to procure that the DB Scheme Trustees provide such information to the QC as the QC may request).  Copies of all such instructions, papers, materials and information supplied to the QC shall promptly be given to the DB Scheme Trustees. The DB Scheme Trustees shall be given the opportunity to comment on advanced drafts of the instructions and/or supplemental instructions and the papers to be provided to the QC but the DB Scheme Trustees shall not be given the opportunity to make representations directly to the QC. The Parties shall take account of the DB Scheme Trustees’ reasonable comments.

4.                                      The QC appointed pursuant to paragraph 1 of this schedule shall, on the basis of the instructions and supplemental instructions under paragraph 3 of this schedule, be asked to advise in conference attended by representatives the Seller and the Purchaser and, if the QC considers this appropriate, the DB Scheme Trustees, addressing the following questions together with such amendments and/or additional questions as may be set out in the instructions and/or supplemental instructions:

(i)                                     “Would a Court conclude that the DB Scheme correctly equalised the normal retirement dates of male and female members of the DB Scheme (excluding any equalisation of guaranteed minimum pensions) with effect from (a) 1 September 1993; (b) 10 January 2002; or (c) some other date?”

(ii)                                  “Would a Court conclude that the final salary link was broken in respect of members who were in pensionable service under the DB Scheme as at 30 April 2002 when the DB Scheme was closed to future accrual with effect on and from 1 May 2002?”

(iii)                               “To the extent that Counsel believes that the DB Scheme correctly equalised the normal retirement dates of male and female members of the DB Scheme with effect from a date other than 1 September 1993 or that the final salary link was not broken in respect of members who were in pensionable service under the DB Scheme as at 30 April 2002 when the DB Scheme was closed to future accrual, please could Counsel suggest (a) the basis and extent of any claim which the members at the relevant time would have against the DB Scheme; and (b) any ways in which any unfunded liabilities could be mitigated and state his opinion of the minimum steps necessary to remedy the defects and to minimise the consequent liabilities to the DB Scheme (whilst complying with the law and the governing documents but including the making of amendments to the DB Scheme’s governing documents as he deems appropriate).”

And to deliver the opinion (by way of a settled note of the conference and dealing with any supplemental issues raised) within three months of receipt of the instructions and supplemental instructions under paragraph 3 of this schedule (or such longer period as the QC may reasonably require). A copy of such opinion shall promptly be given to the DB Scheme Trustees.

5.                                      The Parties agree to cooperate in good faith with regard to ensuring the views of the Seller, the Purchaser and the DB Scheme Trustees are considered by the QC. In this regard, each Party shall be entitled to make such further written submissions as the QC permits or requests before delivering his final opinion and shall give the other Party and the DB Scheme Trustees the opportunity to comment on any submissions made by that Party. The Parties will take account of any reasonable comments from the DB Scheme Trustees but the DB Scheme Trustees will not be given the opportunity to make direct submissions to the QC, unless requested by the QC.

6.                                      The Purchaser and the Seller shall discuss in good faith with each other and with the DB Scheme Trustees, any recommendations that may be made by the QC pursuant to paragraph 4(iii) of this schedule and shall act reasonably in assessing and agreeing mitigation steps.

7.                                      If the QC advises, in terms reasonably acceptable to the Purchaser and the Seller, that, in relation to the question at paragraph 4(i) of this schedule, the DB Scheme correctly equalised the normal retirement dates of male and female members of the DB Scheme (excluding any equalisation of guaranteed minimum pensions) with effect from 1 September 1993 and, in relation to the question at paragraph 4(ii) of this schedule, the final salary link was broken in respect of members who were in pensionable service under the DB Scheme as at 30 April 2002 when the DB Scheme was closed to future accrual then the Pensions Escrow Amount shall be released to the Seller’s account.

8.                                      If the QC advises, in terms reasonably acceptable to the Purchaser and the Seller, that, in relation to the question at paragraph 4(i) of this schedule, the DB Scheme correctly equalised the normal retirement dates of male and female members of the DB Scheme (excluding any equalisation of guaranteed minimum pensions) with effect from a date other than 1 September 1993 and, in relation to the question at paragraph 4(ii) of this schedule, the final salary link was broken in respect of members who were in pensionable service under the DB Scheme as at 30 April 2002 when the DB Scheme was closed to future accrual then:

8.1                               an amount equal to the lower of Amount X and the Pensions Escrow Amount shall be released to the Purchaser’s account;

8.2                               the Purchaser shall procure the payment by the relevant Group Company to the DB Scheme Trustees of an amount equal to the amount received by the Purchaser pursuant to paragraph 8.1; and

8.3                               the (positive) balance (if any) of the Pensions Escrow Amount shall be released to the Seller’s account.

9.                                      If the QC advises, in terms reasonably acceptable to the Purchaser and the Seller, that, in relation to the question at paragraph 4(i) of this schedule, the DB Scheme correctly equalised the normal retirement dates of male and female members of the DB Scheme (excluding any equalisation of guaranteed minimum pensions) with effect from 1 September 1993 and, in relation to the question at paragraph 4(ii) of this schedule, the final salary link was not broken in respect of members who were in pensionable service under the DB Scheme as at 30 April 2002 when the DB Scheme was closed to future accrual then:

9.1                               an amount equal to the lower of Amount Y and the Pensions Escrow Amount shall be released to the Purchaser’s account;

9.2                               the Purchaser shall procure the payment by the relevant Group Company to the DB Scheme Trustees of an amount equal to the amount received by the Purchaser pursuant to paragraph 9.1; and

9.3                               the (positive) balance (if any) of the Pensions Escrow Amount shall be released to the Seller’s account.

10.                               If the QC advises, in terms reasonably acceptable to the Purchaser and the Seller, that, in relation to the question at paragraph 4(i) of this schedule, the DB Scheme correctly equalised the normal retirement dates of male and female members of the DB Scheme (excluding any equalisation of guaranteed minimum pensions) with effect from a date other than 1 September 1993 and, in relation to the question at paragraph 4(ii) of this schedule, the final salary link was not broken in respect of members who were in pensionable service under the DB Scheme as at 30 April 2002 when the DB Scheme was closed to future accrual then:

10.1                        an amount equal to the lower of (i) the sum of Amount Z and (ii) the Pensions Escrow Amount shall be released to the Purchaser’s account;

10.2                        the Purchaser shall procure the payment by the relevant Group Company to the DB Scheme Trustees of an amount equal to the amount received by the Purchaser pursuant to paragraph 10.1; and

10.3                        the (positive) balance (if any) of the Pensions Escrow Amount shall be released to the Seller’s account.

11.                               For the purposes of paragraphs 8, 9 and 10 of this schedule, Amounts X, Y and Z shall be agreed between the Purchaser and the Seller in accordance with the following the provisions:

11.1                        the Purchaser shall request the DB Scheme Trustees to instruct the actuary of the DB Scheme appointed for the purposes of the Pensions Act 1995 (“DB Scheme Actuary”) to, as soon as reasonably practicable and in any event within three months of the receipt of the opinion pursuant to paragraph 4 of part 1 of this Schedule 13 or such later date as the Seller and the Purchaser (acting reasonably) may agree for the purpose of taking into account any steps that the QC may recommend in such opinion, take such steps as are required to calculate Amounts X, Y and Z as necessary in accordance with the Actuarial Statement set out at part 3 of this Schedule 13 and as soon as reasonably practicable notify the Parties of those amounts;

11.2                        the Seller and the Purchaser shall instruct their respective actuarial advisers to review the Amount(s) notified by the DB Scheme Actuary under paragraph 11.1 above and negotiate in good faith with a view to agreeing each of Amounts X, Y and Z (as necessary) in accordance with the Actuarial Statement set out at part 3 of this Schedule 13, and taking account of the QC’s advice on the basis of the claims of relevant members and any mitigating factors agreed between the Parties and the DB Scheme Trustees (each acting reasonably), as soon as reasonably practicable and in any event within one month of the receipt of the calculation(s) received pursuant to paragraph 11.1 above or such later date as the Parties (acting reasonably) may agree;

11.3                        any dispute or failure to agree within the relevant timescales between the actuarial advisers of the Purchaser and the Seller concerning the calculation of Amounts X, Y and Z or any other matter of an actuarial or mathematical nature under this part 1 of Schedule 13 shall, in the absence of agreement between them, be referred to an independent actuary agreed by the Purchaser and the Seller or (failing agreement within 10 Business Days of a written request from one Party to the other to agree to the appointment of such an actuary) appointed at the request of either Party by, or on behalf of, the President for the time being of the Institute and Faculty of Actuaries.  The independent actuary shall have the power to determine each Amount or other actuarial or mathematical dispute and the decision of the independent actuary, including as to costs, shall be final.  The independent actuary shall act as an expert and not as an arbitrator. Any disputes of a legal nature shall be referred to the QC on the same basis.

12.                               The QC’s fees shall be borne equally by the Purchaser and the Seller.

13.                               Any QC proposed or nominated shall be required to declare in writing any current and past associations with any Party or (if applicable) its group before appointment to establish their independence.

14.                               If the QC dies or becomes unwilling to act or incapable of acting, then the Purchaser and the Seller shall promptly discharge the original QC and appoint a replacement expeditiously, and this part 1 of Schedule 13 shall apply to the replacement QC as if he were the first QC appointed.

Part 2: Pensions Escrow Account

1.                                      Interest which accrues on the Pensions Escrow Amount shall belong to the Seller, but shall be credited to the Pensions Escrow Account and form part of the Pensions Escrow Amount.

2.                                      Each payment from the Pensions Escrow Account shall be made after the deduction of all charges to be levied by the Bank for making such payment.

3.                                      All charges, fees, costs and expenses levied by the Bank arising out of or in connection with the Pensions Escrow Account shall be debited to the Pensions Escrow Account.

4.                                      The Purchaser and the Seller shall promptly give all necessary written instructions to the Pensions Escrow Account Agents to effect releases from the Pensions Escrow Account in accordance with this schedule and the terms of the Pensions Escrow Account Agreement.

Part 3: Actuarial Statement

1.                                      The Amount X in paragraph 11.1 of part 1 of Schedule 13 will be calculated as the increase in liabilities of the DB Scheme resulting from updating the date of    inalization of normal retirement dates of male and female members from 1 September 1993 (i.e. extending the period of time during which benefits can be taken from age 60 without reduction beyond 1 September 1993 as determined by the QC).  This will include liability for the benefits in payment or due to be paid or payable in respect of all members of the DB Scheme who have pensionable service on or after 1 September 1993 but before the date on which the    inalization window is deemed to have closed (including liabilities for spouses and dependents related to these members but excluding any    inalization of guaranteed minimum pensions).

2.                                      The Amount Y in paragraph 11.1 of part 1 of Schedule 13 will be calculated as the increase in liabilities of the DB Scheme resulting from the fact that the final salary link was not broken in respect of members who were in pensionable service under the DB Scheme at 30 April 2002.  This will include liability for the benefits in payment or due to be paid or payable in respect of all active members of the DB Scheme at 30 April 2002 (including liabilities for spouses and dependents related to these members).

3.                                      The Amount Z in paragraph 11.1 of part 1 of Schedule 13 will be calculated as the increase in liabilities in the DB Scheme resulting from the combined effect of updating the date of    inalization of normal retirement dates of male and female members from 1 September 1993 as described at paragraph 1 of part 3 of this Schedule 13 and from the fact that the final salary link was not broken in respect of members who were in pensionable service under the DB Scheme as at 30 April 2002 as described at paragraph 2 of part 3 of this Schedule 13.

4.                                      The Amounts X, Y and Z will be calculated as at the Completion Date unless the pre or post retirement discount rate calculated using the assumptions mentioned in this paragraph is more than 0.5% different from the equivalent yield as at the Completion Date.  In this case the Amounts X, Y and Z will be calculated using an effective date no more than one month before the date that the calculation is completed.

5.                                      The Amounts X, Y and Z will be calculated based on the assumptions set out in the DB Scheme’s Statement of Funding Principles current at Completion (unless the Statement of Funding Principles has been updated by the time of the calculation pursuant to paragraph 11.1 of part 1 of this Schedule 13, in which case, if the amount of the payment to be made from the Pension Escrow Account to the Purchaser is more than 5% different as a result of applying the updated Statement of Funding Principles then the updated Statement of Funding Principles will be used instead of the Statement of Funding Principles current at Completion), updated to take account of market conditions (including fixed interest and index-linked gilt yields and corporate bond yields) at the effective date of the calculations.  In addition to the assumptions set out in the Statement of Funding Principles, Amounts Y and Z require assumptions to be made on future salary increase rates and withdrawal rates.  Future salary increases (for the period from the effective date of the calculations to normal retirement date) will be set equal to the RPI inflation assumption plus 0.5%.  No allowance will be made for withdrawals from active service of a Group Company other than known withdrawals prior to the    inalization of the calculations.

6.                                      To increase the Amounts X, Y and Z from the calculation date to the payment date by applying the Interest Rate.

7.                                      For the avoidance of doubt the Amounts X, Y and Z will include liabilities in respect of members of the DB Scheme who have left active service of any Group Company, transferred out of the DB Scheme, died or retired in normal or ill-health or withdrawn for any other reason to the extent that, based on the advice of the QC, it is clear that the liabilities in respect of these people have increased.

Part 4: DB Scheme Trustees

1.              Until receipt by the Purchaser and the Seller of the calculation(s) of Amounts X, Y and/or Z pursuant to paragraph 11.1 of this Schedule 13:

a.              the Purchaser shall procure that the sponsoring employer of the DB Scheme shall not exercise any powers to remove any of the DB Scheme Trustees as at the date of this agreement without the consent of the Seller (such consent not to be unreasonably withheld, delayed or conditioned); and

b.              should the need arise to appoint an additional and/or a replacement trustee of the DB Scheme (by reason, for example, of death, retirement, incompetence, and/or permitted removal), other than a member-nominated trustee, the Purchaser shall procure that the Group Company shall not appoint such additional and/or replacement trustee without the consent of the Seller (such consent not to be unreasonably withheld, delayed or conditioned).

c.               In determining what is reasonable for the purposes of paragraph b. Above, the Seller shall be entitled to have regard to the independence from the Purchaser of any candidate for appointment, save that professional trustees (who have not had any historic relationship with the Purchaser) shall be deemed to be independent.

Part 5: Miscellaneous

1.              If within three years of Completion, a Group Company has made a payment to the DB Scheme Trustees pursuant to any of paragraphs 8.2, 9.2 and 10.2 of part 1 of this schedule 13 and such payment gives rise to a reduction in the corporation tax liability of the relevant Group Company, the Purchaser shall pay or procure the payment to the Seller of an amount equal to such reduction net of any costs and expenses incurred by the relevant Group Company in obtaining such reduction.

2.              The aggregate liability of the Seller in respect of Amounts X, Y and Z shall not exceed an amount equal to £15,000,000 and the Purchaser’s sole recourse in respect of Amounts X, Y and Z shall be against the Pensions Escrow Amount from time to time.

Signed as a deed, but not delivered until the		)
first date specified on page 1, by MICHAEL		)
GREGORY in the presence of:		)
			Signature	/s/ Michael Gregory
Witness signature	/s/ Linette Reynolds

Witness name	Linette Reynolds
(block capitals)

Witness address

Executed as a deed, but not delivered until the		)
first date specified on page 1, by GREGORY		)
FAMILY OFFICE LIMITED by a director		)
in the presence of a witness:		)
			Signature	/s/ Sarah J. Gregory

			Name (block capitals)	Sarah J. Gregory
Director
Witness signature	/s/ Linette Reynolds

Witness name	Linette Reynolds
(block capitals)

Witness address

Executed as a deed, but not delivered until the		)
first date specified on page 1, by GWW UK		)
HOLDINGS LIMITED by a director in the		)
presence of a witness:		)
			Signature	/s/ Donald G. Macpherson

			Name	DONALD G. MACPHERSON
			(block capitals)	Director
Witness signature	/s/ H. Vincent Draa III

Witness name	H. Vincent Draa III
(block capitals)

Witness address	100 Grainger Parkway
Lake Forest, Illinois 60045
U.S.A.

Executed as a deed, but not delivered until the		)
first date specified on page 1, by W.W.		)
GRAINGER, INC. by a director in the		)
presence of a witness:		)
			Signature	/s/ James T. Ryan

			Name	JAMES T. RYAN
			(block capitals)	Chairman of the Board, President and Chief Executive Officer
Witness signature	/s/ John L. Howard

Witness name	John L. Howard
(block capitals)

Witness address	100 Grainger Parkway
Lake Forest, Illinois 60045
U.S.A.